Exhibit 99.1

CONFORMED COPY

AMENDMENT AND RESTATEMENT DEED
relating to a
US$100,000,000
Loan Agreement
originally dated 24 June 2010

dated 28 February 2011

between

HARRY WINSTON DIAMOND MINES LTD.

and

HARRY WINSTON DIAMOND CORPORATION

and

6355137 CANADA INC.

and

STANDARD CHARTERED BANK

as Facility Agent

Baker & McKenzie LLP

London
Ref: NDT/AZZL

Schedules

SCHEDULE 1

THIS AMENDMENT AND RESTATEMENT DEED is made on 28 February 2011

BETWEEN

(1)	HARRY WINSTON DIAMOND CORPORATION, a corporation incorporated under the laws of Canada;

(2)	HARRY WINSTON DIAMOND MINES LTD., a corporation incorporated under the laws of the Northwest Territories;

(3)	6355137 CANADA INC., a corporation incorporated under the laws of Canada (together with the entities listed in (1) and (2) above, the "Obligors" and each an "Obligor"); and

(4)	STANDARD CHARTERED BANK as agent of the other Finance Parties (as defined below), other than the Hedging Counterparty, (the "Facility Agent").

WHEREAS

(A)	By a loan agreement dated 24 June 2010 (as amended by an amendment agreement dated 31 August 2010) (the "Loan Agreement") made between (amongst others) (1) the Obligors and (2) the Facility Agent, the Facility Agent agreed to make available to the Borrowers (as defined below) a loan facility of US$100,000,000 upon the terms and conditions set out in the Loan Agreement.

(B)	At the Obligors' request, the Facility Agent has agreed to amend the terms of the Loan Agreement on the terms and conditions set out in this Deed.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Interpretation

In this Deed, unless the context requires otherwise, terms and expressions defined in the Loan Agreement and not defined below shall have the same meanings in this Deed and the following terms shall have the following meanings:

"Amended Loan Agreement" means the Loan Agreement as amended by this Deed with effect from the Effective Date.

"Effective Date" means the date on which the Facility Agent notifies HDWC that all conditions referred to in Clause 2.1 (Conditions) have been satisfied or waived by the Facility Agent.

1.2	Successors and Assigns

The expressions "Obligor" and "Facility Agent" shall, where the context permits, include their respective successors and permitted assigns and any persons deriving title under them.

1.3	Miscellaneous

In this Deed, unless the context requires otherwise, words importing the singular include the plural and vice versa and words importing a gender include every gender; unless otherwise stated, references to Clauses and Schedules are to clauses of and schedules to this Deed. Clause headings are inserted for reference only and shall be ignored in construing this Deed.

1.4	Third Party Rights

The Contracts (Rights of Third Parties) Act 1999 shall not apply to this Deed and no person not party to this Deed shall have or acquire any right to enforce any term of it pursuant to that Act. This Clause shall not affect any right or remedy of any third party which exists or is available otherwise than by reason of that Act and shall prevail over any other provision of this Deed which is inconsistent with it.

2.	CONDITIONS TO EFFECTIVE DATE

2.1	Conditions

	(a)	The Obligors shall provide to the Facility Agent:

		(i)	this Deed duly executed by all the parties;

		(ii)	a copy of the articles and by-laws (and all amendments thereto) of each Obligor or a confirmation that the articles and by-laws have not been amended since the date of the Loan Agreement;

		(iii)	a copy of a resolution of the board of directors of each Obligor:

			(A)	approving the terms of, and the transactions contemplated by, this Deed and resolving that it execute this Deed;

			(B)	authorising a specified person or persons to execute this Deed on its behalf; and

			(C)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with this Deed.

		(iv)	a certificate of each Obligor (signed by a director or officer) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on any Obligor to be exceeded.

		(v)	a certificate of each Obligor (signed by a director or officer) certifying that each copy document relating to it specified in this Clause 2 is correct, complete and in full force and effect as at a date no earlier than the Effective Date.

		(vi)	a legal opinion of Stikeman Elliott LLP, legal advisers to the Obligors, as to Ontario law.

		(vii)	a legal opinion of Davis and Company, legal advisers to the Obligors, as to Northwest Territories law.

	(b)	The Agent shall obtain a legal opinion of Baker & McKenzie LLP, London office, legal advisers to the Arranger, the Security Agent and the Facility Agent, as to English law.

2.2	Facility Agent's Approval

All the documents and evidence referred to in Clause 2.1 (Conditions) must be in form and substance satisfactory to the Facility Agent. Copies required to be certified must be certified in a manner satisfactory to the Facility Agent by a director or officer of the relevant Obligor or other party concerned.

3.	AMENDMENTS TO THE LOAN AGREEMENT

3.1	Amendments

With effect from the Effective Date, the Loan Agreement shall be amended and restated so that it reads in accordance with the document attached to this Deed at Schedule 1.

3.2	Confirmation of the Loan Agreement

Each Obligor confirms that:

(a) the terms of the Loan Agreement remain in full force and effect following the execution of this Deed; and

(b) except as amended by this Deed, the terms of the Loan Agreement will remain in full force and effect from the Effective Date.

4.	CONFIRMATIONS OF SECURITY DOCUMENTS AND GUARANTEES

4.1	Confirmation of Obligor Security Documents

Each Obligor confirms that:

(a) its obligations under the guarantee and indemnities granted in the Loan Agreement continue in full force and effect, and are not and will not be prejudiced, affected or discharged by the execution of this Deed or the amendment of the Loan Agreement on the Effective Date, except that, with effect from the Effective Date, references in the Loan Agreement to the Loan Agreement shall be construed as references to the Amended Loan Agreement;

(b) its obligations under the guarantee and indemnities granted in the Loan Agreement will, with effect from the Effective Date, extend in all respects to the obligations of the Obligors under the Amended Loan Agreement;

(c) its obligations under, and the security created by, the Security Documents to which it is a party continue in full force and effect and are not and will not be prejudiced, affected or discharged by the execution of this Deed or the amendment of the Loan Agreement on the Effective Date except that, with effect from the Effective Date, references to the Loan Agreement in the Security Documents to which it is a party shall be construed to as references to the Amended Loan Agreement; and

(d) its obligations under, and the security created by, the Security Documents to which it is a party will, with effect from the Effective Date, extend in all respects to the Amended Loan Agreement.

5.	REPRESENTATIONS AND WARRANTIES

5.1	Representations and Warranties

Each Obligor repeats the Repeating Representations on the date of this Deed and on the Effective Date.

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5.2	Acknowledgment of Reliance

The Obligor acknowledges that the Facility Agent has entered into this Deed in reliance upon the representations and warranties contained in this Clause.

6.	FEES AND EXPENSES

6.1	Arrangement Fee

HWDC or HWDM shall on the date of this Deed pay to the Facility Agent an arrangement fee of US$[REDACTED].

6.2	Expenses

HWDC or HWDM shall promptly on demand, and whether or not the Effective Date has occurred, pay or reimburse to the Facility Agent all costs, charges and expenses (including legal and other fees on a full indemnity basis and all other out-of-pocket expenses and any applicable value added tax or similar tax) reasonably incurred by it in connection with:

(a) the negotiation, preparation, execution and (where relevant) registration of this Deed, and any other documentation required in connection with this Deed and the amendment of the Loan Agreement; and

(b) any inspection, calculation, approval, consent or waiver to be conducted, made or given by the Facility Agent pursuant to or in respect of any provision of this Deed.

6.3	Taxes

The Obligors shall pay when due all present and future stamp and other similar duties and taxes and all notarial, registration, recording and other similar fees which may be payable in respect of this Deed, shall reimburse the Facility Agent for any such duties, taxes and fees paid by it and shall indemnify the Facility Agent against all liabilities, costs and expenses which may result from any default in paying such duties, taxes or fees.

7.	SEVERABILITY AND MISCELLANEOUS

7.1	Severability

If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, the legality, validity and enforceability of that provision under the law of any other jurisdiction and of the remaining provisions of this Deed, shall not be affected or impaired thereby.

7.2	Counterparts

This Deed may be executed in any number of counterparts and by different parties on separate counterparts which when taken together shall constitute one agreement.

7.3	Construction as One Instrument

This Deed shall be construed as supplementing and forming part of the Loan Agreement and shall be read accordingly.

8.	GOVERNING LAW AND JURISDICTION

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8.1	Law

This Deed, and any non-contractual obligations arising out of it, are governed by English law.

8.2	Jurisdiction

Clause 40 of the Loan Agreement shall apply to this Deed.

This Deed has been executed as a deed by the parties to it and is delivered on the date specified above.

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SCHEDULE 1
Amended and Restated Loan Agreement

6

AS AMENDED BY FIRST AMENDING AGREEMENT DATED 31 AUGUST 2010 AND AN
AMENDMENT AND RESTATEMENT DEED DATED 28 FEBRUARY 2011

CONFORMED COPY

US$125,000,000
FACILITY AGREEMENT

dated 24 June 2010

for

HARRY WINSTON DIAMOND CORPORATION

arranged by

STANDARD CHARTERED BANK

with

STANDARD CHARTERED BANK

acting as Facility Agent

and

STANDARD CHARTERED BANK

acting as Security Agent

Baker & McKenzie LLP

London
Ref: NDT/JRK

i

31.	Set-off	104
32.	Notices	104
33.	Calculations and certificates	105
34.	Partial invalidity	106
35.	Remedies and waivers	106
36.	Amendments and waivers	106
37.	Confidentiality	107
38.	Counterparts	110

SECTION 12 GOVERNING LAW AND ENFORCEMENT

39.	Governing law	111
40.	Enforcement	111
	Schedule

	SCHEDULE 1
	The Original Parties	113
	Part I The Original Obligors	113
	Part II The Original Lenders	114
	SCHEDULE 2
	Conditions Precedent	115
	SCHEDULE 3
	Utilisation Request	118
	SCHEDULE 4
	Mandatory Cost formulae	119
	SCHEDULE 5
	Form of Transfer Certificate	122
	SCHEDULE 6
	Form of Assignment Agreement	124
	SCHEDULE 7
	Form of Compliance Certificate	126
	SCHEDULE 8
	Existing Security	127
	SCHEDULE 9
	LMA Form of Confidentiality Undertaking	128
	SCHEDULE 10
	Timetables	136
	SCHEDULE 11
	Form of Kinross Consent	137
	SCHEDULE 12
	Loans from Obligors to non-Obligor members of the Restricted Group	155
	SCHEDULE 13
	Form of Hedging Accession Letter	156

ii

THIS AGREEMENT is originally dated 24 June 2010 and made between:

(1)	HARRY WINSTON DIAMOND CORPORATION, a corporation incorporated under the laws of Canada as a borrower and as a guarantor ("HWDC");

(2)	HARRY WINSTON DIAMOND MINES LTD., a corporation incorporated under the laws of the Northwest Territories as a borrower and a guarantor ("HWDM");

(3)	6355137 CANADA INC., a corporation incorporated under the laws of Canada as a guarantor ("Canada Inc.");

(4)	STANDARD CHARTERED BANK as mandated lead arranger (the "Arranger");

(5)	THE FINANCIAL INSTITUTIONS listed in Part II of Schedule 1 as lenders (the "Original Lenders");

(6)	STANDARD CHARTERED BANK as agent of the other Finance Parties, other than the Hedging Counterparty, (the "Facility Agent"); and

(7)	STANDARD CHARTERED BANK as security agent for itself and on behalf of the Finance Parties (the "Security Agent").

IT IS AGREED as follows:

SECTION 1
INTERPRETATION

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

"Additional Cost Rate" has the meaning given to it in Schedule 4 (Mandatory Cost Formulae).

"ADB" means Antwerpse Diamantbank N.V.

"Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

"Amended DDMI Water Licence" means the water licence granted by the Wek'eezhii Land and Water Board to DDMI effective 1 November 2007 (as amended 1 November 2008) reference W2007L2-0003.

"Amendment and Restatement Deed" means the amendment and restatement deed dated 28 February 2011 between HWDC, HWDM, Canada Inc. and the Facility Agent.

"Assignment Agreement" means an agreement substantially in the form set out in Schedule 6 (Form of Assignment Agreement) or any other form agreed between the relevant assignor and assignee.

"Authorisation" means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

"Availability Period" means the period from and including the date of this Agreement to and including the date falling one month prior to the Final Maturity Date.

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"Available Commitment" means a Lender's Commitment minus:

(a)	the Base Currency Amount of its participation in any outstanding Loans; and

(b)	in relation to any proposed Utilisation, the Base Currency Amount of its participation in any Loans that are due to be made on or before the proposed Utilisation Date,

other than that Lender's participation in any Loans that are due to be repaid or prepaid on or before the proposed Utilisation Date.

"Available Facility" means the aggregate for the time being of each Lender's Available Commitment.

"Base Currency" means US Dollars.

"Base Currency Amount" means, in relation to a Loan, the amount requested in the Utilisation Request delivered by a Borrower for that Loan (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Facility Agent's Spot Rate of Exchange on the date which is three Business Days before the Utilisation Date or, if later, on the date the Facility Agent receives the Utilisation Request) adjusted to reflect any repayment or prepayment of the Loan.

"Borrower" means each of HWDC and HWDM.

"Break Costs" means the amount (if any) by which:

(a)	the interest which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b)	the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in London, England, and (where payment is due in US Dollars) New York, and (where payment is due in Canadian Dollars) Toronto, Ontario.

"Canada Inc. General Security Agreement" means the general security agreement dated the date hereof by Canada Inc. in favour of the Security Agent charging all present and future property, assets and undertaking of Canada Inc..

"Canada Inc. Pledge Agreement" means the pledge agreement dated the date hereof by Canada Inc. pledging the Equity Interests in HWDLP legally and beneficially owned by Canada Inc..

"Capital Lease" means any lease which should be treated as a capital lease under GAAP.

"Cash Equivalent" means:

(a)	debt securities denominated in Canadian Dollars, US Dollars, euro or sterling, which are not convertible into any other form of security, rated or issued by any person rated Aa2 or better by Moody's or AA or better by Standard & Poor's and not issued or guaranteed by any member of the Group;

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(b)	debt securities denominated in Canadian Dollars, US Dollars, euro or sterling which are not convertible into any other form of security, rated P-1 by Moody's or A-1 or better by Standard & Poor's and not issued or guaranteed by any member of the Group;

(c)	certificates of deposit denominated in Canadian Dollars, US Dollars, euro or sterling issued by, and acceptances so denominated by, banking institutions authorised under applicable legislation which at the time of making such issue or acceptances, have outstanding debt securities rated as provided in paragraph (b) above; and

(d)	such other securities (if any) as are approved as such in writing by the Facility Agent (acting on the instructions of the Majority Lenders),

which, in each case, have no more than twelve months to final maturity.

"Charged Assets" means any assets of any Obligor over which Security is, or is purported to be, created in favour of the Security Agent pursuant to the Security Documents or any of them.

"Commitment" means:

(a)	in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Commitment" in Part II of Schedule 1 (The Original Parties) and the amount of any other Commitment transferred to it under this Agreement; and

(b)	in relation to any other Lender, the amount in the Base Currency of any Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Compliance Certificate" means a certificate substantially in the form set out in Schedule 7 (Form of Compliance Certificate).

"Confidential Information" means all information relating to HWDC, any Obligor, the Group, the Finance Documents, Kinross, Rio Tinto plc, the Diavik Joint Venture, the Diavik Diamond Mine or the Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or the Facility from either:

(a)	any member of the Group or any of its advisers; or

(b)	another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(i)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 37 (Confidentiality); or

(ii)	is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(iii)	is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

"Confidentiality Undertaking" means a confidentiality undertaking substantially in a recommended form of the LMA as set out in Schedule 9 (LMA Form of Confidentiality Undertaking) or in any other form agreed between HWDC and the Facility Agent.

"Cost of Funds" means, in relation to a Lender and an Interest Period, the rate notified to the Facility Agent by that Lender (at its absolute discretion) at the Specified Time to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in the relevant Loan from whatever source it may reasonably select (provided that the Cost of Funds may never be higher than LIBOR plus 100 per cent of LIBOR).

"Dangerous Substance" means any radioactive emissions, noise and any natural or artificial substance (in whatever form) the generation, transportation, storage, treatment, use or disposal of which (whether alone or in combination with any other substance) gives rise to a risk of causing harm to man or any other living organism or damaging the Environment or public health or welfare, including (without limitation) any controlled, special, hazardous, toxic, radioactive or dangerous waste.

"DDMI" means Diavik Diamond Mines Inc., a company incorporated under the laws of the Northwest Territories, Canada.

"DDMI Agreement" means each of:

(a)	the Participation Agreements;

(b)	the Environmental Agreement;

(c)	the Monitoring Agreement; and

(d)	any other material agreement entered into by the Diavik Joint Venture and/or the Manager in relation to the ownership (other than as directly relates to the ownership of the Diavik Joint Venture itself), development, operation or maintenance of the Diavik Diamond Mine.

"DDMI Authorisation" means all Authorisations necessary or desirable to authorise the Diavik Joint Venture to carry on the mineral exploration and/or mining activities as currently being undertaken by the Diavik Joint Venture at the Diavik Diamond Mine, including:

(a)	the Diavik Mining Rights;

(b)	the Amended DDMI Water Licence; and

(c)	the Diavik Leases.

For the avoidance of doubt the DDMI Authorisations are material Authorisations.

"Default" means an Event of Default or any event or circumstance specified in Clause 23 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

"Delegate" means any delegate, agent, co-agent, attorney or trustee appointed by the Security Agent.

"Diavik Diamond Mine" means the diamond mine located approximately 300 kilometres from Yellowknife in the Northwest Territories, Canada, and known as the Diavik Diamond Mine.

"Diavik Documents" means each of:

(a)	the Diavik Joint Venture Agreement;

(b)	the Mutual Consent Agreement;

(c)	the Production Splitting Protocol;

(d)	the Reclamation Letter; and

(e)	any other material agreement to which an Obligor and/or HWDLP are a party with the Joint Venture Partner, relating to the ownership, development, operation or management of the Diavik Joint Venture.

"Diavik Interest" means HWDC's indirect 40 per cent. interest in the Diavik Joint Venture as the same may be increased from time to time.

"Diavik Joint Venture" means the unincorporated joint arrangement between HWDLP and the Joint Venture Partner that owns and operates the Diavik Diamond Mine pursuant to the Diavik Joint Venture Agreement.

"Diavik Joint Venture Agreement" means the joint venture agreement made as of March 23, 1995 between Kennecott Canada Inc. and HWDC (then named Aber Resources Limited) as amended by an amending agreement dated December 1, 1995 between the same parties, as subsequently assigned by Kennecott Canada Inc. to DDMI and by HWDC to HWDM, as amended, and as subsequently assigned by HWDM to HWDLP.

"Diavik Leases" means each of:

(a)	Diavik Lease #76D-8-5-2 between Her Majesty the Queen in right of Canada and DDMI dated 29 March 2000;

(b)	Diavik Lease #76D-8-6-2 between Her Majesty the Queen in right of Canada and DDMI dated 29 March 2000;

(c)	Diavik Lease #76D-8-7-2 between Her Majesty the Queen in right of Canada and DDMI dated 29 March 2000;

(d)	Diavik Lease #76D-9-5-2 between Her Majesty the Queen in right of Canada and DDMI dated 29 March 2000; and

(e)	Diavik Lease #76D-9-9-2 between Her Majesty the Queen in right of Canada and DDMI dated 29 March 2000.

"Diavik Mining Rights" means all interests in the surface of the lands, the minerals in (or that may be extracted from) the lands, water rights, mining concessions, ownership rights and other rights of way, easements, licenses and other rights and interests necessary to the operation of the Diavik Diamond Mine.

"Disruption Event" means either or both of:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

	(i)	from performing its payment obligations under the Finance Documents; or

	(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

"Environment" means all, or any of, the following media: the air (including, without limitation, the air within buildings and the air within other natural or man-made structures above or below ground), water (including, without limitation, ground and surface water) and land (including, without limitation, surface and sub-surface soil).

"Environmental Agreement" means the environmental agreement dated 8 March 2000 between, among others, Her Majesty the Queen in right of Canada and DDMI .

"Environmental Claim" means any claim by any person:

(a)	in respect of any loss or liability suffered or incurred by that person as a result of or in connection with any violation of Environmental Law; or

(b)	that arises as a result of or in connection with Environmental Contamination and that could give rise to any remedy or penalty (whether interim or final) that may be enforced or assessed by private or public legal action or administrative order or proceedings.

"Environmental Contamination" means each of the following and their consequences:

(a)	any release, discharge, emission, leakage or spillage of any Dangerous Substance at or from any site owned, leased, occupied or used by any member of the Restricted Group, the Diavik Joint Venture or the Manager into any part of the Environment; or

(b)	any accident, fire, explosion or sudden event at any site owned, leased, occupied or used by any member of the Restricted Group, the Diavik Joint Venture or the Manager which is directly or indirectly caused by or attributable to any Dangerous Substance; or

(c)	any other pollution of the Environment.

"Environmental Law" means all laws (including, without limitation, common law), regulations, directives, codes of practice, circulars, guidance notices and the like having legal effect concerning the protection of human health, the Environment, the conditions of the work place or the generation, transportation, storage, treatment or disposal of Dangerous Substances.

"Environmental Licence" means any permit, licence, authorisation, consent or other approval required by any Environmental Law.

"Equity Interests" means, with respect to any person, shares of capital stock of (or other ownership or profit interests in) such person, warrants, options or other rights for the purchase or other acquisition from such person of shares of capital stock of (or other ownership or profit interests in) such person, securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such person or warrants, rights or options for the purchase or other acquisition from such person of such shares (or such other interests), and other ownership or profit interests in such person (including, without limitation, partnership, member or trust interests therein), whether voting or non-voting, and whether or not such shares, warrants, options, rights or other interests are authorised or otherwise existing on any date of determination.

"Event of Default" means any event or circumstance specified as such in Clause 23 (Events of Default).

"Facility" means the revolving loan facility made available under this Agreement as described in Clause 2 (The Facility).

"Facility Agent's Spot Rate of Exchange" means the Facility Agent's spot rate of exchange for the purchase of the relevant currency with the Base Currency in the London foreign exchange market at or about 11:00 a.m. on a particular day.

"Facility Office" means the office or offices notified by a Lender to the Facility Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement.

"Fee Letter" means any letter or letters between the Arranger and HWDC (or the Facility Agent or the Security Agent and HWDC) setting out any of the fees payable in connection with the Finance Documents.

"Final Maturity Date" means subject to Clause 7.2 (Extension Option) the date which is the third anniversary of the date of this Agreement (except that if the Final Maturity Date is not a Business Day, it will instead be the immediately preceding Business Day).

"Finance Document" means:

(a)	this Agreement;

(b)	any Security Document;

(c)	any Fee Letter;

(d)	any Hedging Agreement;

(e)	the Kinross Consent; and

(f)	any other document designated as such by the Facility Agent and HWDC.

"Finance Party" means the Facility Agent, the Security Agent, the Arranger, a Lender and, provided that it has acceded to this Agreement by execution of the Hedging Accession Letter (and otherwise in compliance with Clause 24.10 (Hedging Accession Letter)), the Hedging Counterparty.

"Financial Indebtedness" means, in respect of any person, any indebtedness for or in respect of:

(a)	moneys borrowed by such person;

(b)	any amount raised by such person pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(c)	any amount raised by such person by acceptance under any acceptance credit facility (or dematerialised equivalent) or any amount raised under any documentary credit facility;

(d)	receivables sold or discounted by such person (other than any receivables to the extent they are sold on a non-recourse basis);

(e)	any lease or hire purchase contract entered into by such person which would, in accordance with GAAP, be treated as a finance or capital lease;

(f)	any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(g)	any arrangement pursuant to which any asset sold or otherwise disposed of by that person is or may be leased to or reacquired by that person (whether following the exercise of an option or otherwise) where such arrangement is entered into primarily as a means of raising finance;

(h)	any derivative transaction entered into by such person in connection with protection against or benefit from fluctuation in any rate or price;

(i)	any counter-indemnity obligation of such person in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution for the account of such person;

(j)	any liability to redeem or purchase any redeemable share capital to the extent that such share capital is redeemable at the option of the holder on or prior to the Final Maturity Date; and

(k)	the amount of any liability of such person in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (j) above.

"GAAP" means generally accepted accounting principles in Canada.

"General Security Document" means each of:

(a)	the HWDM General Security Agreement; and

(b)	the Canada Inc. General Security Agreement.

"Governmental Authority" means any supranational, national, federal, state, provincial, territorial, local or municipal government body, or any political subdivision thereof, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government and including a Minister of the Crown, the Superintendent of Financial Institutions or other comparable authority or agency

"Group" means HWDC and its Subsidiaries for the time being.

"Guarantor" means each of HWDC, HWDM and Canada Inc.

"Hedging Accession Letter" means the accession letter set out in Schedule 13 (Hedging Accession Letter)

"Hedging Agreement" means any agreement in relation to any derivatives transaction entered into between any member of the Restricted Group and the Hedging Counterparty.

"Hedging Liabilities" means the Liabilities owed by any member of the Restricted Group to the Hedging Counterparty under or in connection with any Hedging Agreement.

"Hedging Counterparty" means Standard Chartered Bank in its capacity as a hedging counterparty to any Obligor (or any permitted assisgnee or permitted transferee of Standard Chartered Bank in that capacity of all or any part of any hedging arrangement under any Hedging Agreement).

"Holding Company" means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

"HWDLP" means Harry Winston Diamond Limited Partnership, a limited partnership formed under the Partnership Act (Northwest Territories).

"HWDLP Partnership Agreement" means the limited partnership agreement dated 31 March 2009 between HWDM, as general partner, and Kinross and Canada Inc. as limited partners.

"HWDM General Security Agreement" means the general security agreement dated the date hereof by HWDM in favour of the Security Agent charging all present and future property, assets and undertaking of HWDM.

"HWDC Pledge Agreement" means the pledge agreement dated the date hereof by HWDC pledging the Equity Interests in HWDM legally and beneficially owned by HWDC.

"HWDC Subscription Agreement" means the subscription agreement dated 19 March 2009 between HWDC and Kinross.

"HWDM Pledge Agreement" means the pledge agreement dated the date hereof by HWDM pledging the Equity Interests in HWDLP and Canada Inc. legally and beneficially owned by HWDM.

"HWDM Shareholders Agreement" means the shareholders' agreement dated 31 March 2009 between HWDC, Kinross and HWDM.

"HWFAC" means Harry Winston Fifth Avenue Corporation, a corporation incorporated under the laws of Canada.

"HWI" means Harry Winston Inc.

"HWI Guarantee" means the guarantee dated 22 February 2008 granted by HWDC in favour of HSBC Bank USA, N.A. as administrative agent in respect of certain obligations of HWI in a maximum principal amount of US$20,000,000.

"HW International" means Harry Winston Diamond International N.V.

"Information Memorandum" means a document in the form approved by HWDC concerning the Group which, at HWDC's request and on its behalf, was or will be prepared in relation to this transaction and distributed by the Arranger to selected financial institutions in respect of the syndication or other sell down by the Original Lender of the Facility.

"Interest Act (Canada)" means Interest Act, R.S.C. 1985, c. I-15.

"Interest Period" means, in relation to a Loan, each period determined in accordance with Clause 10 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 9.3 (Default interest).

"Joint Venture Partner" means, at any time:

(a)	DDMI; or

(b)	if DDMI is not then the counterparty to HWDLP under the Diavik Joint Venture Agreement, any person or persons, from time to time, that is then the counterparty to HWDLP under the Diavik Joint Venture Agreement.

"Kinross" means Kinross Gold Corporation., a company incorporated under the laws of Ontario.

"Kinross Consent" means the consent of Kinross, in the form attached as Schedule 11.

"Kinross Disposal Agreement" means the sale and purchase agreement dated as of August 11, 2010 between Kinross and HWDC pursuant to which Kinross disposed of its interests in HWDLP and HWDM to HWDC.

"Lender" means:

(a)	any Original Lender; and

(b)	any bank, financial institution, trust, fund or other entity which has become a Party in accordance with Clause 24 (Changes to the Lenders and the Hedging Counterparty),

which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

"Liabilities" means, at any time, all amounts owed to a Finance Party under or in connection with any Finance Document.

"LIBOR" means, in relation to any Loan:

(a)	the applicable Screen Rate; or

(b)	(if no Screen Rate is available for the currency or Interest Period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Facility Agent at its request quoted by the Reference Banks to leading banks in the London interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in the currency of that Loan and for a period comparable to the Interest Period for that Loan.

"Loan" means a loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.

"LMA" means the Loan Market Association.

"Majority Lenders" means:

(a)	until the Total Commitments have been reduced to zero, a Lender or Lenders whose Commitments aggregate more than 66 2/3% of the Total Commitments (or, if the Total Commitments have been reduced to zero and there are no Loans then outstanding, aggregated more than 66 2/3% of the Total Commitments immediately prior to the reduction); or

(b)	at any other time, a Lender or Lenders whose participations in the Loans then outstanding aggregate more than 66 2/3% of all the Loans then outstanding.

"Manager" means at any time:

(a)	DDMI; or

(b)	if DDMI is not then the manager pursuant to the Diavik Joint Venture Agreement, then any successor to DDMI appointed in accordance with the terms of the Diavik Joint Venture Agreement.

"Mandatory Cost" means the percentage rate per annum calculated by the Facility Agent in accordance with Schedule 4 (Mandatory Cost formulae).

"Margin" means 3.5 per cent. per annum.

"Material Documents" means each of the Diavik Documents and the Partnership Documents, other than the Mutual Consent, the Production Splitting Protocol and the Reclamation Letter.

"Material Adverse Effect" means a material adverse effect on:

(a)	the business, operations, property or condition (financial or otherwise) of the Restricted Group taken as a whole;

(b)	the ability of any Obligor to perform and comply with its obligations under any Finance Document;

(c)	the validity, legality or enforceability of any Finance Document or any rights or remedies of any Finance Party under any Finance Document; or

(d)	the validity, legality or enforceability of any Security expressed to be created by or pursuant to, or to be evidenced in, any Security Document.

"Monitoring Agreement" means the socio-economic monitoring agreement dated 2 October 1999 between, among others, DDMI and the Government of the North West Territories.

"Month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	(subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period.

"Monthly Joint Venture Performance Report" means the monthly report produced by DDMI in respect of the Diavik Diamond Mine.

"Mutual Consent Agreement" means the Mutual Consent to release of information dated 22 September 2003 between HWDLP and DDMI.

"Non-Material Documents" means the Mutual Consent, the Production Splitting Protocol and the Reclamation Letter.

"Obligor" means each of HWDC, HWDM and Canada Inc..

"Optional Currency" means Canadian Dollars.

"Original Financial Statements" means:

(a)	in relation to the Group, the audited consolidated financial statements for the financial year ended 31 January 2009 and the unaudited consolidated financial statements for the Half-Year Period ended 31 July 2009; and

(b)	in relation to the Restricted Group, the unaudited consolidated financial statements of the Restricted Group for the period ended 31 July 2009.

"Participation Agreement" means each of:

(a)	the participation agreement dated 24 September 2001 between DDMI and the Lutsel K'e Dene First Nation;

(b)	the participation agreement dated 23 September 2001 between DDMI and the Kitikmeot Innuit Association;

(c)	the participation agreement dated 26 October 2000 between DDMI and the Yellowknife Dene First Nation;

(d)	the participation agreement dated 24 March 2000 between DDMI and the North Slave Metis Alliance; and

(e)	the participation agreement dated 6 April 2000 between DDMI and the Dogrib Treaty 11 Council.

"Partnership Document" means each of:

(a)	the HWDC Subscription Agreement;

(b)	the HWDLP Partnership Agreement;

(c)	the HWDM Shareholders' Agreement;

(d)	any other material agreement to which an Obligor and Kinross is a party, relating to the ownership, management and/or operation of HWDLP (other than, for the avoidance of doubt, the promissory note issued by HWDC as a means of payment under the Kinross Disposal Agreement and the obligation to pay a portion of the purchase price as evidenced by such promissory note); and

(e)	the Kinross Disposal Agreement.

"Party" means a party to this Agreement.

"Production Splitting Protocol" means the agreement to establish the protocol for diamond product splitting dated 7 January 2003 between HWDLP and DDMI.

"Purchase Money Financing" means indebtedness incurred to finance the acquisition of tangible personal property, provided that:

(a)	it is created substantially simultaneously with the acquisition of such personal property;

(b)	the amount of such indebtedness is not increased subsequent to such acquisition; and

(c)	the principal amount of such indebtedness at no time exceeds 100% of the original purchase price of such personal property at the time it was acquired, and for the purposes of this definition the term "acquisition" shall include a Capital Lease, and the term "acquire" shall have a corresponding meaning.

"Quotation Day" means, in relation to any period for which an interest rate is to be determined, two Business Days before the first day of that period, unless market practice differs in the Relevant Interbank Market for a currency, in which case the Quotation Day for that currency will be determined by the Facility Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

"Receiver" has the meaning given to that term in Clause 27.1 (Security Provisions).

"Reclamation Letter" means the letter dated 17 January 2002 from DDMI to HWDM regarding security for reclamation and abandonment costs at the Diavik Diamond Mine.

"Reference Banks" means, in relation to LIBOR, the principal London offices of Standard Chartered Bank, Lloyds Banking Group plc and Barclays Bank plc or such other banks as may be appointed by the Facility Agent, acting reasonably, in consultation with HWDC.

"Related Fund" in relation to a fund (the "first fund"), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

"Relevant Interbank Market" means the London interbank market.

"Relevant Jurisdiction" means, in relation to an Obligor:

(a)	its jurisdiction of incorporation or continuation, as the case may be;

(b)	any jurisdiction where any of its Charged Assets are situated; and

(c)	any jurisdiction where it carries on business.

"Repeating Representations" means the representations deemed to be repeated by each Obligor in accordance with Clause 19.25 (Repetition).

"Representative" means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

"Reservations" means the legal principle that equitable remedies are remedies which may be granted or refused at the discretion of the court and damages may be regarded as an adequate remedy, the limitation on enforcement as a result of laws relating to bankruptcy, insolvency, liquidation, reorganisation, administration and other rights affecting the rights of creditors generally, statutory time-barring of claims, defences of set-off or counterclaim, rules against penalties and the fact that a court may refuse to give effect to a partial invalidity clause.

"Restricted Group" means HWDC and its Subsidiaries (including, for the avoidance of doubt, HWDLP) but not including HWFAC and its Subsidiaries.

"Restricted Subsidiary" means, from time to time, a Subsidiary of HWDC (including, for the avoidance of doubt, HWDLP) that is in the Restricted Group.

"Rollover Loan" means one or more Loans:

(a)	made or to be made on the same day that a maturing Loan is due to be repaid;

(b)	the aggregate amount of which is equal to or less than the amount of the maturing Loan;

(c)	in the same currency as the maturing Loan (unless it arose as a result of the operation of Clause 6.2 (Unavailability of a Currency)); and

(d)	made or to be made to the same Borrower for the purpose of refinancing a maturing Loan.

"Screen Rate" means in relation to LIBOR, the British Bankers Association Interest Settlement Rate for the relevant currency and period displayed on the appropriate page of the Reuters screen. If the agreed page is replaced or service ceases to be available, the Facility Agent may specify another page or service displaying the appropriate rate after consultation with HWDC and the Lenders.

"Security" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

"Security Documents" means:

(a)	the General Security Documents;

(b)	the HWDC Pledge Agreement;

(c)	the HWDM Pledge Agreement;

(d)	the Canada Inc. Pledge Agreement; and

(e)	any other document, whether entered into pursuant to Clause 18.8 (Additional Security) or otherwise, creating or evidencing or purporting to create or evidence Security for all or any part of the obligations of the Obligors or any of them under the any Finance Document or entered into in connection with the creation, validity, perfection or priority of any such Security.

"Specified Time" means a time determined in accordance with Schedule 10 (Timetables).

"Subsidiary" means in relation to any person, a person:

(a)	which is controlled, directly or indirectly, by the first mentioned person;

(b)	more than half of the issued share capital of which is beneficially owned, directly or indirectly, by the first mentioned person;

(c)	of whose dividends or distributions the first mentioned person is entitled to receive more than half; or

(d)	which is a Subsidiary of another Subsidiary of the first mentioned person,

and, for this purpose, a person shall be treated as being controlled by another if that other person is able to direct its affairs and/or to control the composition of its board of directors or equivalent body.

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"Total Commitments" means the aggregate of the Commitments, being US$125,000,000 at the date of the Amendment and Restatement Deed.

"Transaction Documents" means the Finance Documents, the Diavik Documents, the Partnership Documents and the DDMI Agreements.

"Transfer Certificate" means a certificate substantially in the form set out in Schedule 5 (Form of Transfer Certificate) or any other form agreed between the Facility Agent and HWDC.

"Transfer Date" means, in relation to an assignment or a transfer, the later of:

(a)	the proposed Transfer Date specified in the relevant Assignment Agreement or Transfer Certificate; and

(b)	the date on which the Facility Agent executes the relevant Assignment Agreement or Transfer Certificate.

"Unpaid Sum" means any sum due and payable but unpaid by an Obligor under the Finance Documents.

"Utilisation" means a utilisation of the Facility.

"Utilisation Date" means the date of a Utilisation, being the date on which a Loan is to be made.

"Utilisation Request" means a notice substantially in the form set out in Schedule 3 (Utilisation Request).

"VAT" means value added tax or goods and services tax and any other tax of a similar nature.

1.2	Construction

	(a)	Unless a contrary indication appears, any reference in this Agreement to:

		(i)	"DDMI", "Kinross", any "Manager", any "Joint Venture Partner", the "Facility Agent", the "Hedging Counterparty", the "Security Agent", the "Arranger", any "Finance Party", any "Lender", any "Obligor" or any "Party" shall be construed so as to include its successors, permitted assigns and permitted transferees;

		(ii)	a document in an "agreed form" is a reference to a document initialled on or prior to the date of this Agreement for the purposes of identification as such by or on behalf of an Obligor and the Facility Agent;

		(iii)	"assets" includes present and future properties, revenues and rights of every description;

		(iv)	a "Finance Document" or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

		(v)	"indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

		(vi)	a "person" includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

		(vii)	a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;

		(viii)	a provision of law is a reference to that provision as amended or re-enacted; and

		(ix)	a time of day is a reference to London time.

	(b)	Section, Clause and Schedule headings are for ease of reference only.

	(c)	Unless a contrary indication appears:

		(i)	a term used in any other Finance Document (excluding, for these purposes, the Kinross Consent) or in any notice given under or in connection with any Finance Document (excluding, for these purposes, the Kinross Consent) has the same meaning in that Finance Document or notice as in this Agreement; and

		(ii)	"including" or "includes" shall be deemed to be followed by "without limitation".

	(d)	A Default (other than an Event of Default) is "continuing" if it has not been remedied or waived and an Event of Default is "continuing" if it has not been waived or, in the case of Clause 4.2(a) only, remedied.

1.3	Currency Definitions

In the Finance Documents (excluding, for these purposes, the Kinross Consent):

(a) "US$" and "US Dollars" denote the lawful currency of the United States of America; and

(b) "CA$" and "Canadian Dollars" denote the lawful currency of Canada.

1.4	Third Party Rights

(a) Unless expressly provided to the contrary in a Finance Document a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the "Third Parties Act") to enforce or to enjoy the benefit of any term of this Agreement.

(b) Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

1.5	No Partnership

Nothing contained or implied in any Finance Document shall constitute or be deemed to constitute a partnership between any of the Parties.

SECTION 2
THE FACILITY

2.	THE FACILITY

2.1	The Facility

Subject to the terms of this Agreement, the Lenders agree to make available to the Borrowers a multicurrency revolving loan facility in an aggregate amount equal to the Total Commitments.

2.2	Finance Parties' rights and obligations

	(a)	The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

	(b)	The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor shall be a separate and independent debt.

	(c)	A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

2.3	Obligors' Agent

	(a)	Each Obligor (other than HWDC) by its execution of this Agreement irrevocably appoints HWDC to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(i) HWDC on its behalf to supply all information concerning itself contemplated by this Agreement to the Finance Parties and to give all notices and instructions (including, in the case of a Borrower, Utilisation Requests), to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of that Obligor; and

(ii) each Finance Party to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to HWDC,

and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions (including, without limitation, any Utilisation Requests) or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

	(b)	Every act, omission, agreement, undertaking settlement, waiver, amendment, supplement, variation, notice or other communication given or made by HWDC or given to HWDC under any Finance Document on behalf of another Obligor or in connection with any Finance Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Finance Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices, or other communications of HWDC and any other Obligor, those of the Obligors' Agent shall prevail.

3.	PURPOSE

3.1	Purpose

(a) Each Borrower shall apply all amounts borrowed by it under the Facility towards meeting its general corporate and working capital purposes and which, in the case of HWDM, includes financing cash calls arising under the HWDLP Partnership Agreement, other than, subject to paragraph (b) below, to the extent that such amounts are to be contributed by any partner in HWDLP that is not a member of the Restricted Group.

(b) If any partner in HWDLP that is not a member of the Restricted Group fails to make its contribution to a cash call under the HWDLP Partnership Agreement in accordance with the terms of that agreement, then HWDM may apply amounts borrowed under this Agreement to finance any such shortfall in a cash call arising under the HWDLP Partnership Agreement provided that HWDM increases its Partnership Units (as such term is defined in the HWDLP Partnership Agreement) in accordance with the terms of Clause 4.4(4) of the HWDLP Partnership Agreement (and provided that, for the avoidance of doubt, such Partnership Units shall be the subject of Security in favour of the Finance Parties pursuant to the Security Documents).

3.2	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	CONDITIONS OF UTILISATION

4.1	Initial conditions precedent

No Borrower may deliver a Utilisation Request unless the Facility Agent has received all of the documents and other evidence listed in Schedule 2 (Conditions precedent) in form and substance satisfactory to the Facility Agent. The Facility Agent shall notify HWDC and the Lenders promptly upon being so satisfied.

4.2	Further conditions precedent

The Lenders will only be obliged to comply with Clause 5.4 (Lenders' participation) if on the date of the Utilisation Request and on the proposed Utilisation Date:

(a) in the case of a Rollover Loan, no Event of Default is continuing or would result from the proposed Loan and, in the case of any other Loan, no Default is continuing or would result from the proposed Loan;

(b) the Repeating Representations to be made or deemed to be made by each Obligor are true; and

(c) no mandatory prepayment event under Clause 8 (Prepayment and Cancellation) has occurred.

4.3	Maximum number of Loans

	(a)	A Borrower may not deliver a Utilisation Request if as a result of the proposed Utilisation five or more Loans would be outstanding.

	(b)	Any Loan made by a single Lender under Clause 6.2 (Unavailability of a currency) shall not be taken into account in this Clause 4.3.

SECTION 3
UTILISATION

5.	UTILISATION

5.1	Delivery of a Utilisation Request

A Borrower may utilise the Facility by delivery to the Facility Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2	Completion of a Utilisation Request

	(a)	Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i) the proposed Utilisation Date is a Business Day within the Availability Period;

(ii) the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

(iii) the proposed Interest Period complies with Clause 10 (Interest Periods).

	(b)	Only one Loan may be requested in each Utilisation Request.

5.3	Currency and amount

	(a)	The currency specified in a Utilisation Request must be the Base Currency or the Optional Currency.

	(b)	The amount of the proposed Loan must be:

(i) if the currency selected is the Base Currency, (A) a minimum of US$5,000,000 or, if less, the Available Facility, and (B) in multiples of US$1,000,000; or

(ii) if the currency selected is the Optional Currency, (A) a minimum of CA$5,000,000 or, if less, the Available Facility, and (B) in multiples of CA$1,000,000, and in any event such that its Base Currency Amount is less than or equal to the Available Facility.

5.4	Lenders' participation

	(a)	If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Loan available by the Utilisation Date through its Facility Office.

	(b)	The amount of each Lender's participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

	(c)	The Facility Agent shall determine the Base Currency Amount of each Loan which is to be made in the Optional Currency and shall notify each Lender of the amount, currency and the Base Currency Amount of each Loan and the amount of its participation in that Loan, in each case by the Specified Time.

5.5	Cancellation of Commitment

The Commitments which, at that time, are unutilised shall be immediately cancelled at the end of the Availability Period.

6.	OPTIONAL CURRENCY

6.1	Selection of currency

A Borrower (or HWDC on behalf of a Borrower) shall select the currency of a Loan in a Utilisation Request.

6.2	Unavailability of a currency

If before the Specified Time on any Quotation Day:

(a) a Lender notifies the Facility Agent that the Optional Currency is not readily available to it in the amount required; or

(b) a Lender notifies the Facility Agent that compliance with its obligation to participate in a Loan in the Optional Currency would contravene a law or regulation applicable to it,

the Facility Agent will give notice to the relevant Borrower to that effect by the Specified Time on that day. In this event, any Lender that gives notice pursuant to this Clause 6.2 will be required to participate in the Loan in the Base Currency (in an amount equal to that Lender's proportion of the Base Currency Amount of that Loan or, in respect of a Rollover Loan, an amount equal to that Lender's proportion of the Base Currency Amount of the Rollover Loan that is due to be made) and its participation will be treated as a separate Loan denominated in the Base Currency during that Interest Period.

6.3	Participation in a Loan

Each Lender's participation in a Loan will be determined in accordance with paragraph (b) of Clause 5.4 (Lenders' participation).

SECTION 4

REPAYMENT, PREPAYMENT AND CANCELLATION

7.	REPAYMENT

7.1	Repayment of Loans

Each Borrower which has drawn a Loan shall repay that Loan on the last day of its Interest Period.

7.2	Extension Option

	(a)	Subject to satisfaction of the requirements of this Clause 7.2 (Extension Option), the Final Maturity Date shall be extended by 364 days on the request of HWDC.

	(b)	HWDC may, by written notice received by the Facility Agent not less than 60 days and no more than 90 days prior to the then Final Maturity Date, request an extension to the Final Maturity Date of 364 days and shall confirm in this notice (the "Extension Notice") that:

(i) no Default is continuing or would result from the extension of the Final Maturity Date;

(ii) the Repeating Representations to be made or deemed to be made by each Obligor are true; and

(iii) no mandatory prepayment event under Clause 8 (Prepayment and Cancellation) has occurred.

	(c)	Within a reasonable period following receipt of the Extension Notice, the Facility Agent shall confirm in writing to HWDC that the extension will be effective on the Final Maturity Date subject to the following being satisfied:

(i) receipt of a notice on the then Final Maturity Date, repeating the statements in the Extension Notice as of the Final Maturity Date; and

(ii) receipt of payment by the Facility Agent (for the account of each Lender) of the extension fee referred to in Clause 12.5 (Extension Fee) at least 5 Business Days prior to the Final Maturity Date.

	(d)	The Facility Agent shall promptly notify each Lender of any such request.

	(e)	There may be up to two extensions of the Final Maturity Date.

8.	PREPAYMENT AND CANCELLATION

8.1	Illegality

If it becomes unlawful (or otherwise contrary to any applicable regulation) in any applicable jurisdiction for a Lender (a "Relevant Lender") to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan:

	(a)	the Relevant Lender shall promptly notify the Facility Agent upon becoming aware of that event;

	(b)	upon the Facility Agent notifying HWDC, the Commitment of the Relevant Lender will be immediately cancelled; and

(c)	each Borrower shall repay the Relevant Lender's participation in the Loans made to that Borrower on the earlier of (i) the last day of the Interest Period for each Loan occurring after the Facility Agent has notified HWDC and (ii) the date specified by the Relevant Lender in the notice delivered to the Facility Agent (being no earlier than the last day of any applicable grace period permitted by law).

8.2	Change of control - HWDC

	(a)	If any person or group of persons acting in concert gains control of HWDC:

		(i)	HWDC shall promptly notify the Facility Agent in writing upon becoming aware of that event;

		(ii)	a Lender shall not be obliged to fund a Utilisation; and

		(iii)	subject to paragraph (b) below if a Lender so requires and notifies the Facility Agent within two Business Days of the end of the consultation period described in Clause 8.2(b) below, the Facility Agent shall, by not less than one Business Days notice to HWDC, cancel the Commitment of that Lender and declare the participation of that Lender in all outstanding Loans, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Commitment of that Lender will be cancelled and all such outstanding amounts will become immediately due and payable.

	(b)	Prior to exercising its rights under paragraph (a)(iii) above, a Lender shall use its reasonable endeavours within five Business Days of notice from the Facility Agent informing it of a change of control described in paragraph (a) above to consult with HWDC in good faith in respect of the change of control described in paragraph (a) above for a period not exceeding ten Business Days.

	(c)	For the purposes of paragraphs (a) above and (d) below, "control" means the power to direct the management and policies of an entity or to control the composition of its board of directors or other equivalent body, whether the ownership of voting capital, by contract or otherwise.

	(d)	For the purpose of paragraph (a) above "acting in concert" means persons who, pursuant to an agreement or understanding (whether formal or informal, actively cooperate to obtain or consolidate control of an entity.

8.3	Change of Control - The Diavik Joint Venture and the Manager

	(a)	If:

		(i)	Rio Tinto plc does not or ceases to own or control (directly or indirectly) a sixty per cent. share in the Diavik Joint Venture; or

		(ii)	Rio Tinto plc does not or ceases to own or control (directly or indirectly) a one hundred per cent. interest in any entity which is then the Joint Venture Partner or the Manager,

then:

		(iii)	HWDC shall promptly notify the Facility Agent in writing upon becoming aware of any such event;

		(iv)	a Lender shall not be obliged to fund a Utilisation; and

(v)	subject to paragraph (b) below if a Lender so requires and notifies the Facility Agent within two Business Days of the end of the consultation period described in Clause 8.3(b) below, the Facility Agent shall, by not less than one Business Days' notice to HWDC, cancel the Commitment of that Lender and declare the participation of that Lender in all outstanding Loans, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Commitment of that Lender will be cancelled and all such outstanding amounts will become immediately due and payable.

(b)	Prior to exercising its rights under paragraph (a)(v) above, a Lender shall use its reasonable endeavours within five Business Days of notice from the Facility Agent informing it of an event described in paragraphs (a)(i) or (ii) above, to consult with HWDC in good faith in respect of that event for a period not exceeding ten Business Days.

(c)	For the purposes of paragraphs (a) above, "control" means the power to direct the management and policies of an entity or to control the composition of its board of directors or other equivalent body, whether the ownership of voting capital, by contract or otherwise.

8.4	Material Financing

(a)	If:

(i) the Diavik Joint Venture (whether each member acting jointly or severally, or through the Joint Venture Partner, including in its capacity as Manager or otherwise); or

(ii) HWDLP (whether acting through HWDM in its capacity as general partner or otherwise),

enters into any debt financing arrangement that might reasonably be expected to impair the ability of any Obligor to perform its obligations under any Finance Document,

then:

(iii) HWDC shall promptly notify the Facility Agent in writing upon becoming aware of any such event; and

(iv) a Lender shall not be obliged to fund a Utilisation.

(b)	If a Lender so requires and notifies the Facility Agent within ten Business Days of the Facility Agent notifying the Lender of such an event described in Paragraphs (a)(i) or (a)(ii), the Facility Agent shall, by not less than one Business Days notice to HWDC, cancel the Commitment of that Lender and declare the participation of that Lender in all outstanding Loans, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Commitment of that Lender will be cancelled and all such outstanding amounts will become immediately due and payable.

(c)	This Clause 8.4 (Material Financing) shall not apply in the case of any Purchase Money Financing by the Manager in the ordinary course of mining operations at the Diavik Diamond Mine.

8.5	Voluntary cancellation

HWDC may, if it gives the Facility Agent not less than ten Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of US$10,000,000) of the Available Facility. Any cancellation under this Clause 8.4 shall reduce the Commitments of the Lenders rateably.

8.6	Voluntary Prepayment of Loans

The Borrower to which a Loan has been made may, if it gives the Facility Agent not less than ten Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of a Loan (but if in part, being an amount that reduces the Base Currency Amount of the Loan by a minimum amount of $US5,000,000).

8.7	Right of replacement or repayment and cancellation in relation to a single Lender

	(a)	If:

(i) any sum payable to any Lender by an Obligor is required to be increased under paragraph (c) of Clause 13.2 (Tax gross-up); or

(ii) any Lender claims indemnification from HWDC under Clause 13.3 (Tax indemnity) or Clause 14.1 (Increased costs),

HWDC may, whilst the circumstance giving rise to the requirement for that increase or indemnification continues, give the Facility Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender's participation in the Loans.

	(b)	On receipt of a notice of cancellation referred to in paragraph (a) above, the Commitment of that Lender shall immediately be reduced to zero.

	(c)	On the last day of each Interest Period which ends after HWDC has given notice of cancellation under paragraph (a) above (or, if earlier, the date specified by HWDC in that notice), each Borrower to which a Loan is outstanding shall repay that Lender's participation in that Loan.

8.8	Restrictions

	(a)	Any notice of cancellation or prepayment given by any Party under this Clause 8 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

	(b)	Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

	(c)	Unless a contrary indication appears in this Agreement, any part of the Facility which is prepaid or repaid may be reborrowed in accordance with the terms of this Agreement.

	(d)	The Borrowers shall not repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

	(e)	No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(f)	If the Facility Agent receives a notice under this Clause 8 it shall promptly forward a copy of that notice to either HWDC or the affected Lender, as appropriate.

(g)	If all or part of a Loan is repaid or prepaid and is not available for redrawing (other than by operation of Clause 4.2 (Further conditions precedent)), an amount of the Commitments (equal to the Base Currency Amount of the amount of the Loan which is repaid or prepaid) will be deemed to be cancelled on the date of repayment or prepayment. Any cancellation under this paragraph (g) shall reduce the Commitments of the Lenders rateably.

SECTION 5
COSTS OF UTILISATIONS

9.	INTEREST

9.1	Calculation of interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

	(a)	Margin;

	(b)	the higher of LIBOR and the Cost of Funds; and

	(c)	Mandatory Cost, if any.

9.2	Payment of interest

The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period (and, if the Interest Period is longer than six Months, on the dates falling at six monthly intervals after the first day of the Interest Period).

9.3	Default interest

	(a)	If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is two per cent higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Facility Agent (acting reasonably). Any interest accruing under this Clause 9.3 shall be immediately payable by the Obligor on demand by the Facility Agent.

	(b)	If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i) the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii) the rate of interest applying to the overdue amount during that first Interest Period shall be two per cent. higher than the rate which would have applied if the overdue amount had not become due.

	(c)	Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

9.4	Notification of rates of interest

	(a)	The Facility Agent shall notify the Lenders and the Borrower of the determination of a rate of interest under this Agreement at the Specified Time.

	(b)	A Lender shall notify the Facility Agent of its Costs of Funds, if applicable, under this Agreement at the Specified Time.

(c)	If a Lender has notified the Facility Agent of its Cost of Funds at the Specified Time, the Facility Agent shall notify the Borrower of the relevant rate of that Lender's Costs of Funds. Nothing in this Clause shall require the Facility Agent or the relevant Lender to provide to the Borrower its calculation or any further information used in the determination of its Costs of Funds.

10.	INTEREST PERIODS

10.1	Selection of Interest Periods

(a) A Borrower (or HWDC on behalf of HWDM) may select an Interest Period for a Loan in the Utilisation Request for that Loan.

(b) Subject to this Clause 10, a Borrower (or HWDC on behalf of HWDM) may select an Interest Period of one, three, six or twelve Months or any other period agreed between HWDC and the Facility Agent (acting on the instructions of all the Lenders).

(c) An Interest Period for a Loan shall not extend beyond the Final Maturity Date.

(d) Each Interest Period for a Loan shall start on the Utilisation Date.

(e) A Loan has one Interest Period only.

10.2	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not), provided, however, that if the next Business Day would extend the Loan beyond the Final Maturity Date, the Interest Period will end on the preceding Business Day.

11.	CHANGES TO THE CALCULATION OF INTEREST

11.1	Absence of quotations

Subject to Clause 11.2 (Market disruption), if LIBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, the applicable LIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.

11.2	Market disruption

(a) If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on each Lender's share of that Loan for the Interest Period shall be the percentage rate per annum which is the sum of:

(i) the Margin;

(ii) the Cost of Funds (save that the proviso to that definition shall not apply) notified to the Facility Agent by that Lender (at its absolute discretion) as soon as reasonably practicable and in any event before interest is due to be paid in respect of that Interest Period; and

(iii) the Mandatory Cost, if any, applicable to that Lender's participation in the Loan.

(b)	In this Agreement, "Market Disruption Event" means at or about noon on the Quotation Day for the relevant Interest Period the Screen Rate is not available and none or only one of the Reference Banks supplies a rate to the Facility Agent to determine LIBOR for the relevant currency and Interest Period.

11.3	Alternative basis of interest or funding

(a) If a Market Disruption Event occurs and the Facility Agent or HWDC so requires, the Facility Agent and HWDC shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

(b) Any alternative basis agreed pursuant to paragraph (a) above shall, with the prior consent of all the Lenders and HWDC, be binding on all Parties.

11.4	Break Costs

(a) Each Borrower shall, within three Business Days of demand by a Finance Party (excluding for these purposes, the Hedging Counterparty), pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by that Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b) Each Lender shall, as soon as reasonably practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

12.	FEES

12.1	Commitment Fee

(a) HWDC or HWDM shall pay to the Facility Agent (for the account of each Lender) a fee in the Base Currency computed at the rate of 1.75 per cent. per annum on that Lender's Available Commitment for the Availability Period.

(b) The accrued commitment fee is payable in arrears on the last day of each successive period of three Months which ends during the Availability Period, on the last day of the Availability Period and, if cancelled in full, on the cancelled amount of the relevant Lender's Commitment at the time the cancellation is effective.

12.2	Arrangement Fee

HWDC or HWDM shall pay to the Arranger an arrangement fee in the amount and at the times agreed in a Fee Letter.

12.3	Agency Fee

HWDC or HWDM shall pay to the Facility Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

12.4	Security Agent Fee

HWDC or HWDM shall pay to the Security Agent (for its own account) a security agent fee in the amount and at the times specified in a Fee Letter.

12.5	Extension Fee

HWDC or HWDM shall pay to the Facility Agent (for the account of each Lender) an extension fee in the amount and at the times agreed in a Fee Letter.

SECTION 6
ADDITIONAL PAYMENT OBLIGATIONS

13.	TAX GROSS UP AND INDEMNITIES

13.1	Definitions

	(a)	In this Agreement:

"Protected Party" means a Finance Party (excluding for these purposes, the Hedging Counterparty) which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

"Tax Credit" means a credit against, relief or remission for, or repayment of any Tax.

"Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

"Tax Payment" means either the increase in a payment made by an Obligor to a Finance Party (excluding for these purposes, the Hedging Counterparty) under Clause 13.2 (Tax gross-up) or a payment under Clause 13.3 (Tax indemnity).

	(b)	Unless a contrary indication appears, in this Clause 13 a reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

13.2	Tax gross-up

	(a)	Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

	(b)	HWDC or HWDM shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Facility Agent accordingly. Similarly, a Lender shall notify the Facility Agent on becoming so aware in respect of a payment payable to that Lender. If the Facility Agent receives such notification from a Lender it shall notify HWDC and that Obligor.

	(c)	If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

	(d)	If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

	(e)	Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Facility Agent for the Finance Party (excluding for these purposes, the Hedging Counterparty) entitled to the payment evidence reasonably satisfactory to that Finance Party (excluding for these purposes, the Hedging Counterparty) that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

13.3	Tax indemnity

	(a)	HWDC or HWDM shall (within three Business Days of demand by the Facility Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

	(b)	Paragraph (a) above shall not apply:

		(i)	with respect to any Tax assessed on a Finance Party (excluding for these purposes, the Hedging Counterparty):

			(A)	under the law of the jurisdiction in which that Finance Party (excluding for these purposes, the Hedging Counterparty) is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party (excluding for these purposes, the Hedging Counterparty) is treated as resident for tax purposes; or

			(B)	under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party (excluding for these purposes, the Hedging Counterparty) or the capital of that Finance Party; or

		(ii)	to the extent a loss, liability or cost is compensated for by an increased payment under Clause 13.2 (Tax gross-up).

	(c)	A Protected Party making, or intending to make a claim under paragraph (a) above shall promptly notify the Facility Agent of the event which will give, or has given, rise to the claim, following which the Facility Agent shall notify HWDC and HWDM.

	(d)	A Protected Party shall, on receiving a payment from an Obligor under this Clause 13.3, notify the Facility Agent.

13.4	Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

	(a)	a Tax Credit is attributable either to an increased payment of which that Tax Payment forms part, or to that Tax Payment; and

	(b)	that Finance Party has obtained, utilised and retained that Tax Credit,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

13.5	Stamp taxes

HWDC or HWDM shall pay and, within three Business Days of demand, indemnify each Finance Party (excluding for these purposes, the Hedging Counterparty) against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.

13.6	VAT

	(a)	All amounts set out or expressed in a Finance Document to be payable by any Party to a Finance Party (excluding for these purposes, the Hedging Counterparty) which (in whole or in part) constitute the consideration for a supply for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply, and accordingly, subject to paragraph (b) below, if VAT is or becomes chargeable on any supply made by any Finance Party (excluding for these purposes, the Hedging Counterparty) to any Party under a Finance Document, that Party shall pay to such Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of such VAT (and such Finance Party shall promptly provide an appropriate VAT invoice to such Party).

	(b)	If VAT is or becomes chargeable on any supply made by any Finance Party (excluding for these purposes, the Hedging Counterparty) (the "Supplier") to any other Finance Party (the "Recipient") under a Finance Document, and any Party other than the Recipient (the "Subject Party") is required by the terms of any Finance Document to pay an amount equal to the consideration for such supply to the Supplier (rather than being required to reimburse the Recipient in respect of that consideration), such Party shall also pay to the Supplier (in addition to and at the same time as paying such amount) an amount equal to the amount of such VAT. The Recipient will promptly pay to the Subject Party an amount equal to any credit or repayment obtained by the Recipient from the relevant tax authority under the appropriate VAT legislation which the Recipient reasonably determines is in respect of such VAT.

	(c)	Where a Finance Document requires any Party to reimburse or indemnify a Finance Party (excluding for these purposes, the Hedging Counterparty) for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment under the appropriate VAT legislation in respect of such VAT from the relevant tax authority.

	(d)	Any reference in this Clause 13.6 to any Party shall, at any time when such Party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time.

14.	INCREASED COSTS

14.1	Increased costs

	(a)	Subject to Clause 14.3 (Exceptions) HWDC or HWDM shall, within three Business Days of a demand by the Facility Agent , pay for the account of a Finance Party (excluding for these purposes, the Hedging Counterparty) the amount of any Increased Costs incurred by that Finance Party (excluding for these purposes, the Hedging Counterparty) or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

(b)	In this Agreement "Increased Costs" means:

	(i)	a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) (but excluding for these purposes, the Hedging Counterparty) overall capital;

	(ii)	an additional or increased cost; or

	(iii)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party (excluding for these purposes, the Hedging Counterparty) or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

14.2	Increased cost claims

	(a)	A Finance Party (excluding for these purposes, the Hedging Counterparty) intending to make a claim pursuant to Clause 14.1 (Increased costs) shall notify the Facility Agent of the event giving rise to the claim, following which the Facility Agent shall promptly notify HWDC.

	(b)	Each Finance Party (excluding for these purposes, the Hedging Counterparty) shall, as soon as practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Increased Costs.

14.3	Exceptions

	(a)	Clause 14.1 (Increased costs) does not apply to the extent any Increased Cost is:

		(i)	attributable to a Tax Deduction required by law to be made by an Obligor;

		(ii)	compensated for by Clause 13.3 (Tax indemnity) (or would have been compensated for under Clause 13.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 13.3 (Tax indemnity) applied);

		(iii)	compensated for by the payment of the Mandatory Cost; or

		(iv)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation.

	(b)	In this Clause 14.3, a reference to a "Tax Deduction" has the same meaning given to the term in Clause 13.1 (Definitions).

15.	OTHER INDEMNITIES

15.1	Currency indemnity

	(a)	If any sum due from an Obligor under the Finance Documents (excluding for these purposes, a Hedging Agreement) (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:

		(i)	making or filing a claim or proof against that Obligor;

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within three Business Days of demand, indemnify each Finance Party (excluding for these purposes, the Hedging Counterparty) to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

15.2	Other indemnities

HWDC shall (or shall procure that an Obligor will), within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability incurred by that Finance Party as a result of:

	(a)	the occurrence of any Event of Default;

	(b)	a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 29 (Sharing among the Finance Parties);

	(c)	funding, or making arrangements to fund, its participation in a Loan requested by a Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or

	(d)	a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by a Borrower or HWDC.

15.3	Indemnity to the Facility Agent and the Security Agent

HWDC shall promptly indemnify the Facility Agent and the Security Agent against any cost, loss or liability incurred by the Facility Agent or the Security Agent (acting reasonably) as a result of:

	(a)	investigating any event which it reasonably believes is a Default; or

	(b)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

16.	MITIGATION BY THE LENDERS

16.1	Mitigation

	(a)	Each Finance Party (excluding for these purposes, the Hedging Counterparty) shall, in consultation with HWDC, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 8.1 (Illegality), Clause 13 (Tax gross-up and indemnities), Clause 14 (Increased costs) or paragraph 3 of Schedule 4 (Mandatory Cost formulae) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

16.2	Limitation of liability

	(a)	HWDC shall promptly indemnify each Finance Party (excluding for these purposes, the Hedging Counterparty) for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 16.1 (Mitigation).

	(b)	A Finance Party is not obliged to take any steps under Clause 16.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it or any of its Affiliates.

17.	COSTS AND EXPENSES

17.1	Transaction expenses

HWDC or HWDM shall promptly on demand pay the Facility Agent, the Security Agent and the Arranger the amount of all costs and expenses (including legal fees) reasonably incurred by any of them in connection with the negotiation, preparation, printing, execution and syndication of:

(a) this Agreement and any other documents referred to in this Agreement; and

(b) any other Finance Documents executed after the date of this Agreement.

17.2	Amendment costs

If (a) an Obligor requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 30.9 (Change of currency), HWDC shall, within three Business Days of demand, reimburse the Facility Agent and the Security Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Facility Agent or the Security Agent, as the case may be, in responding to, evaluating, negotiating or complying with that request or requirement.

17.3	Enforcement costs

HWDC or HWDM shall, within three Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document.

17.4	Security Agent Expenses

HWDC or HWDM shall, within three Business Days of demand pay the Security Agent the amount of all costs and expenses (including legal fees) reasonably incurred by the Security Agent in connection with the administration or release of any Security expressed to be created by or pursuant to or to be evidenced in any Security Document.

SECTION 7
GUARANTEE

18.	GUARANTEE AND INDEMNITY

18.1	Guarantee and indemnity

Each Guarantor irrevocably and unconditionally jointly and severally:

(a) guarantees to each Finance Party punctual performance by each Obligor of all that Obligor's obligations under the Finance Documents;

(b) undertakes with each Finance Party that whenever an Obligor does not pay any amount when due under or in connection with any Finance Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c) agrees with each Finance Party that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Finance Party immediately on demand against any cost, loss or liability it incurs as a result of an Obligor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Finance Document on the date when it would have been due. The amount payable by an Obligor under this indemnity will not exceed the amount it would have had to pay under this Clause 18 if the amount claimed had been recoverable on the basis of a guarantee.

18.2	Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

18.3	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is made by a Finance Party in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Guarantor under this Clause 18 will continue or be reinstated as if the discharge, release or arrangement had not occurred.

18.4	Waiver of defences

The obligations of each Guarantor under this Clause 18 will not be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause 18 (without limitation and whether or not known to it or any Finance Party) including:

(a) any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b) the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(e)	any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance Document or any other document or security including without limitation any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g)	any insolvency or similar proceedings.

18.5	Immediate recourse

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 18. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

18.6	Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a) refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b) hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor's liability under this Clause 18.

18.7	Deferral of Guarantors' rights

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Facility Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this Clause 18:

(a) to be indemnified by an Obligor;

(b) to claim any contribution from any other guarantor of any Obligor's obligations under the Finance Documents;

(c) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party;

(d)	to bring legal or other proceedings for an order requiring any Obligor to make any payment, or perform any obligation, in respect of which any Guarantor has given a guarantee, undertaking or indemnity under Clause 18.1 (Guarantee and Indemnity);

(e)	to exercise any right of set-off against any Obligor; and/or

(f)	to claim or prove as a creditor of any Obligor in competition with any Finance Party.

If an Obligor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Finance Parties by the Obligors under or in connection with the Finance Documents to be repaid in full on trust for the Finance Parties and shall promptly pay or transfer the same to the Facility Agent or as the Facility Agent may direct for application in accordance with Clause 30 (Payment mechanics).

18.8	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

SECTION 8
REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

19.	REPRESENTATIONS

Each Obligor makes the representations and warranties set out in this Clause 19 to each Finance Party on the date of this Agreement.

19.1	Status

(a) It is a corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation.

(b) It and each of the Restricted Subsidiaries has the corporate power to own its assets and carry on its business as it is being conducted.

(c) For the purposes of Part 2 of the Overseas Companies Regulations 2009 it has not registered any UK establishment.

19.2	Binding obligations

The obligations expressed to be assumed by it in each Transaction Document to which it is a party are, subject to Reservations, legal, valid, binding and enforceable obligations.

19.3	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Transaction Documents to which it is a party do not and will not conflict with:

(a) any law or regulation applicable to it;

(b) its or any of the Restricted Subsidiaries' constitutional documents (constating documents); or

(c) any agreement or instrument binding upon it or any of the Restricted Subsidiaries or any of its or any of the Restricted Subsidiaries' assets in any material respect,

nor (except as provided in any Security Document), result in the creation of, or oblige it or any of the Restricted Subsidiaries to create, any Security over any of its or the Restricted Subsidiaries' assets.

19.4	Power and authority

It has the corporate power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Transaction Documents to which it is a party and the transactions contemplated by those Transaction Documents.

19.5	Validity and admissibility in evidence

All Authorisations required:

(a) to enable each Obligor lawfully to enter into, exercise its rights and comply with its obligations in the Transaction Documents to which it is a party;

(b) to make the Transaction Documents to which it is a party admissible in evidence in its jurisdiction of incorporation; and

(c)	to enable that Obligor to create any Security expressed to be created by that Obligor by or pursuant to, or, as the case may be, any Security expressed to have been created by that Obligor and to be evidenced in, any Security Document and to ensure that such Security has the priority and ranking it is expressed to have, have been obtained or effected and are in full force and effect.

19.6	Governing law and enforcement

(a) Subject to any general principles of law limiting the choice of law in contracts which are specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation), the choice of English law as the governing law of the Finance Documents to which it is or is to be a party (or, in the case of any such Finance Document which is expressed to be governed by any other law, the choice of that other law) will be recognised and enforced in its jurisdiction of incorporation.

(b) Subject to any general principles of law limiting the recognition and enforcement of judgments in applicable jurisdictions which are specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation), any judgment obtained in England in relation to a Finance Document to which it is or is to be a party (or, in the case of any such Finance Document which confers jurisdiction to settle disputes on any other courts, any judgment obtained in those other courts) will be recognised and enforced in its jurisdiction of incorporation.

19.7	Deduction of Tax

As at the date of this Agreement, it is not required to make any deduction for or on account of Tax from any payment it may make under any Finance Document.

19.8	No filing or stamp taxes

Under the law of its Relevant Jurisdiction it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar tax or fee be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents, except for the registration of Security granted under the Security Documents.

19.9	No Default

(a) As at the date of this Agreement, no Default is continuing or might reasonably be expected to result from the making of any Utilisation

(b) No Event of Default is continuing or might reasonably be expected to result from the making of any Utilisation.

(c) No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any of the Restricted Group or to which its (or any of the Restricted Group's) assets are subject, which might reasonably be expected to have a Material Adverse Effect.

19.10	Compliance with Law and Authorisations

(a) Each member of the Restricted Group is in compliance with all law and regulation applicable to it in any Relevant Jurisdiction, where non-compliance might reasonably be expected to have a Material Adverse Effect.

(b)	Without prejudice to paragraph (a) above, each member of the Restricted Group has obtained and is in compliance with all Authorisations required under any law or regulation applicable to it in any Relevant Jurisdiction, where non-compliance might reasonably be expected to have a Material Adverse Effect.

19.11	No misleading information

	(a)	All written information provided by or on behalf of any member of the Group to any Finance Party in connection with the Transaction Documents was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

	(b)	No Obligor is aware of any fact or circumstance that would render any of the information referred to in this Clause 19.11 (No misleading information) inaccurate or misleading in any material respect.

19.12	Information Memorandum

In the event that HWDC has been requested by the Arranger to provide information in connection with the preparation and/or revision of an Information Memorandum then:

	(a)	Any factual information provided by any member of the Group for the purposes of the Information Memorandum was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

	(b)	The financial projections contained in the Information Memorandum have been prepared on the basis of recent historical information and on the basis of reasonable assumptions.

	(c)	Nothing has occurred or been omitted from the Information Memorandum and no information has been given or withheld that results in the information contained in the Information Memorandum being untrue or misleading in any material respect.

19.13	Financial statements

	(a)	Each of the Original Financial Statements was prepared in accordance with GAAP consistently applied.

	(b)	Each of the Original Financial Statements fairly represent the financial condition and operations of the Group or the Restricted Group (as applicable) during the relevant financial period.

	(c)	As at the date of this Agreement, there has been no material adverse change in its business or financial condition (or the business or consolidated financial condition of the Group or the Restricted Group) since 31 July 2009.

19.14	Pari passu ranking

The payment obligations of the Obligors under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

19.15	Security

	(a)	It is the absolute legal and beneficial owner of all the assets over which it purports to create Security under or pursuant to the Security Documents and each Security Document to which it is a party creates the Security which that Security Document purports to create and such Security has been validly created and, subject to paragraph (c) in the case of the Security created pursuant to the General Security Documents only, has the ranking and priority it is expressed to have.

(b)	HWDLP is the absolute legal and beneficial owner of its joint venture interest in the Diavik Joint Venture.

(c)	Without prejudice to paragraph (a) above, the Security created under each of the General Security Documents has the ranking and priority it is expressed to have subject to:

	(i)	any netting or set-off arrangement entered into by it in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances under the standard terms and conditions of any bank providing banking services to any such person;

	(ii)	any Security arising by operation of law in favour of a Governmental Authority for taxes, royalties, assessments or other governmental charges or levies not at the time delinquent or thereafter payable without penalty or being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

	(iii)	any Security or Quasi-Security arising under any retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to a member of the Restricted Group in the ordinary course of trading and on the supplier's standard or usual terms and not arising as a result of any default or omission by any member of the Restricted Group;

	(iv)	any lien arising by operation of law in the ordinary course of trading; and

	(v)	any Security or Quasi-Security permitted by Clause 22.3(c)(vii).

19.16	No proceedings pending or threatened

No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which has a reasonable prospect of success and, if adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief) been started or threatened against it or any of its Restricted Subsidiaries. No labour disputes which might reasonably be expected to have a Material Adverse Effect are current or (to the best of its knowledge and belief) threatened against it or any of its Restricted Subsidiaries.

19.17	Environmental Compliance

	(a)	It and each of the Restricted Subsidiaries has obtained all requisite Environmental Licences required for the carrying on of its business as currently conducted and has at all times complied with:

		(i)	all applicable Environmental Laws;

		(ii)	the terms and conditions of such Environmental Licences; and

		(iii)	all other covenants, conditions, restrictions and agreements directly or indirectly concerned with any Environmental Contamination, where the failure to do so might reasonably be expected to have a Material Adverse Effect.

(b)	There are to the best of its knowledge and belief, no circumstances which may prevent or interfere with the compliance in the future of it and each of the Restricted Subsidiaries with all applicable Environmental Laws, the terms of all Environmental Licences referred to in paragraph (a) above and all covenants, conditions, restrictions and agreements referred to in such paragraph, where the failure to comply might reasonably be expected to have a Material Adverse Effect.

19.18	Environmental Claims

No Environmental Claim which has a reasonable prospect of success and, if adversely determined, might reasonably be expected to have a Material Adverse Effect has (to the best of its knowledge and belief) been started or threatened against it or any of the Restricted Subsidiaries.

19.19	Taxation

(a) It and each of the Restricted Subsidiaries has duly and punctually paid and discharged all Taxes imposed upon it or its assets or, as the case may be, upon such Restricted Subsidiary or the assets of such Restricted Subsidiary within the time period allowed without incurring penalties (save to the extent that (i) payment is being contested in good faith, (ii) adequate reserves are being maintained for those Taxes and (iii) payment can be lawfully withheld).

(b) It and each of the Restricted Subsidiaries is not materially overdue in the filing of any Tax returns.

(c) No claims have been or are reasonably likely to be asserted against it or any of the Restricted Subsidiaries with respect to Taxes which might reasonably be expected to have a Material Adverse Effect.

19.20	No immunity

In any proceedings taken in its jurisdiction of incorporation in relation to any Finance Document to which it is a party, it will not be entitled to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process.

19.21	Diavik Document counterparties status

(a)	HWDLP:

	(i)	is a limited partnership, duly formed and validly existing under the Partnership Act (Northwest Territories); and

	(ii)	has the partnership power to enter into, perform and deliver, and has taken all necessary partnership action to authorise its entry into, performance and delivery of, the Transaction Documents to which it is a party and the transactions contemplated by those Transaction Documents.

(b)	The entering into by HWDLP of the Diavik Documents to which it is a party and the performance by it of its obligations thereunder, do not conflict with:

	(i)	any law or regulation applicable to it;

	(ii)	its constitutional documents (constating documents); or

(iii)	any agreement or instrument binding upon it or any of its assets in any material respect,

nor (except as provided under clause 9.4(c) the Diavik Joint Venture Agreement), result in the creation of, or oblige it to create, any Security over any of its assets.

(c)	DDMI:

	(i)	is a corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation;

	(ii)	has the corporate power to own its assets and carry on its business as it is being conducted; and

	(iii)	has the corporate power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Diavik Documents, the DDMI Agreements (save in the case of paragraph (d) of the definition of DDMI Agreements in relation to which the representation in this subparagraph (c)(iii) will be given to the best of its knowledge and belief only) and the DDMI Authorisations to which it is a party and the transactions contemplated by those documents.

(d)	To the best of each Obligor's knowledge and belief the entering into by DDMI of the DDMI Agreements, the Diavik Documents and DDMI Authorisations to which DDMI is a party and the performance of DDMI's obligations thereunder, does not conflict with:

	(i)	any law or regulation applicable to DDMI;

	(ii)	DDMI's constitutional documents (constating documents); or

	(iii)	any agreement or instrument binding upon DDMI or any of its assets in any material respect,

nor (except as provided under section 9.4(c) of the Diavik Joint Venture Agreement), result in the creation of, or oblige it to create, any Security over any of its or DDMI's assets (except that this does not apply to DDMI's interest in the Diavik Joint Venture).

(e)	To the best of its knowledge and belief, the Manager is a Subsidiary of Rio Tinto plc.

(f)	As at the date of this Agreement, DDMI is the Manager.

19.22	Binding obligations under Transaction Documents and DDMI Authorisations

The obligations expressed to be assumed by each of HWDLP and the Joint Venture Partner in each of the Transaction Documents and DDMI Authorisations to which it is a party, are, subject to Reservations, legal, valid, binding and enforceable obligations.

19.23	Diavik Diamond Mine

(a) The activities being carried out at the lands comprising the Diavik Diamond Mine relate only to the exploration for and mining and processing of diamonds, and activities ancillary thereto.

(b) The activities of the Diavik Joint Venture relate only to the exploration for, mining, processing and sale of diamonds, and activities ancillary thereto.

(c)	The Diavik Joint Venture or the Manager (as the case may be) is in compliance with all law and regulation applicable to it, where non-compliance might reasonably be expected to have a Material Adverse Effect.

(d)	The Diavik Joint Venture or the Manager (as the case may be) has obtained and is in compliance with all Authorisations (including the DDMI Authorisations) required under any law or regulation applicable to it and the activities being undertaken by it where the failure so to do might reasonably be expected to have a Material Adverse Effect.

(e)	The Diavik Joint Venture or the Manager (as the case may be) has obtained all requisite Environmental Licences required for the carrying on of its business as currently conducted and has at all times complied with:

(i) all applicable Environmental Laws;

(ii) the terms and conditions of such Environmental Licences (including all applicable DDMI Authorisations); and

(iii) all other covenants, conditions, restrictions and agreements directly or indirectly concerned with any Environmental Contamination,

where the failure to do so might reasonably be expected to have a Material Adverse Effect.

(f)	There is in place in respect of the Diavik Diamond Mine, all insurance that would be expected of a prudent mine owner and operator.

(g)	All mining claims and mining rights with respect to the Diavik Diamond Mine (including those granted under the Diavik Leases) are in full force and effect to the extent required in relation to the mining activities undertaken by the Diavik Joint Venture or the Manager under the Diavik Joint Venture Agreement.

(h)	To the best of its knowledge and belief of each Obligor (and HWDM, in its capacity as general partner of HWDLP, confirms that to the best of HWDLP's knowledge and belief):

(i) (A) the Diavik Joint Venture is not in default (howsoever described) under any DDMI Authorisation or DDMI Agreement where such default might reasonably be expected to have a Material Adverse Effect; and

(B) there exists no grounds on which any DDMI Authorisation or DDMI Agreement could be (I) cancelled, revoked or terminated prematurely, (II) suspended, (III) not renewed, or (IV) renewed on new terms where such revocation, termination, failure to renew or such new terms might, in each case, reasonably be expected to have a Material Adverse Effect;

(ii) there exists no dispute under any DDMI Authorisation or DDMI Agreement which might reasonably be expected to have a Material Adverse Effect;

(iii) all activities at the Diavik Diamond Mine have been conducted in accordance with good mining and engineering practices (and any other applicable industry standard) and all applicable workers' compensation and health and safety and work place laws, regulations and policies have been duly complied with, where the failure to do so might reasonably be expected to have a Material Adverse Effect;

(iv)	no litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which has a reasonable prospect of success and, if adversely determined, might reasonably be expected to have a Material Adverse Effect have been started or threatened against the Manager or the Diavik Joint Venture;

(v)	no labour disputes which might reasonably be expected to have a Material Adverse Effect are current or threatened against the Manager or the Diavik Joint Venture;

(vi)	there are no circumstances which might reasonably be expected to prevent or interfere with the compliance in the future of the Diavik Joint Venture with all applicable Environmental Laws, the terms of all Environmental Licences referred to in paragraph (e) above and all covenants, conditions, restrictions and agreements referred to in such paragraph, where the failure to comply might reasonably be expected to have a Material Adverse Effect;

(vii)	no Environmental Claim which has a reasonable prospect of success and, if adversely determined, might reasonably be expected to have a Material Adverse Effect, has been started or threatened against the Manager or the Diavik Joint Venture;

(viii)	there are no material outstanding aboriginal land claims with respect to any of the lands required in connection with the mining and processing activities at the Diavik Diamond Mine (including those areas granted under the Diavik Leases);

(ix)	the Diavik Joint Venture is entitled to quiet enjoyment, in all material respects, of all lands required in connection with the mining and processing activities at the Diavik Diamond Mine (including those areas granted under the Diavik Leases); and

(x)	the Diavik Joint Venture has paid all material taxes due from it in respect of the Diavik Diamond Mine.

19.24	Diavik Documents and the Partnership Documents

(a)	The Diavik Documents and the Partnership Documents (other than, for the avoidance of doubt, the Kinross Disposal Agreement) are in full force and effect as at the date of this Agreement.

(b)	(i) Each Obligor and HWDLP is in material compliance with its obligations under each of the Diavik Documents and the Partnership Documents to which it is a party, (ii) no material amounts (which, include any amount in relation to any cash call under the HWDLP Partnership Agreement or the Diavik Joint Venture Agreement, as the case may be) are outstanding from any person under any Diavik Document or any Partnership Document other than amounts (other than cash call amounts) outstanding in the ordinary course of business, and (iii) without prejudice to the foregoing of this clause (b), all the covenants that are to be performed by the date of this Agreement under such agreements by any Obligor or HWDLP have been performed.

(c)	To the best of the knowledge and belief of each Obligor (and HWDM, in its capacity as general partner of HWDLP, confirms that to the best of HWDLP's knowledge and belief) the Joint Venture Partner (including, in its capacity as the Manager, as the case may be) (i) is in material compliance with its obligations under the Diavik Documents to which it is a party, and (ii) all the covenants that are to be performed by the date of this Agreement under such agreements by the Joint Venture Partner (including, in its capacity as the Manager, as the case may be) have been performed.

(d)	No person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase from HWDLP of its interest in the Diavik Joint Venture, for the purchase from HWDM or Canada Inc. of its respective partnership interest in HWDLP or for the purchase from HWDC of its shares in HWDM, subject to the following:

(i) in the case of HWDLP, a Security right granted to the Manager over all of HWDLP's interest in the Diavik Joint Venture, pursuant to section 9.4(c) of the Diavik Joint Venture Agreement; and

(ii) in the case of HWDLP, a right of first refusal granted to the Joint Venture Partner pursuant to section 15.3 of the Diavik Joint Venture Agreement;

and:

(A) in the case of each of those paragraphs (i), (ii) and (iv) above, such right is contingent and has not arisen;

(B) in the case of paragraphs (iii), such Security does not secure any amount; and

(C) none of paragraphs (i) to (iv) affects, in any respect the rights of any Finance Party in relation to the grant or enforcement of any of the Security created by any Security Document.

(e)	To the best of the Obligor's knowledge and belief (and HWDM, in its capacity as general partner of HWDLP, confirms that to the best of HWDLP's knowledge and belief) in respect of Kinross and the Joint Venture Partner only, as at the date of this Agreement no party to a Diavik Agreement, has taken any steps towards putting in place any material financing arrangements at the level of the Diavik Joint Venture or HWDLP, other than capital equipment leasing by the Manager in the ordinary course of mining operations at the Diavik Diamond Mine.

(f)	There exists no material dispute under any Diavik Document or any Partnership Document.

19.25	Repetition

Except as otherwise provided therein, each of the representations set out in this Clause 19 are deemed to be made by each Obligor by reference to the facts and circumstances then existing on:

(a)	the date of each Utilisation Request;

(b)	the first day of each Interest Period; and

(c)	the date on which the Facility Agent receives any extension request under Clause 7.2 (Extension Option) of this Agreement.

20.	INFORMATION UNDERTAKINGS

The undertakings in this Clause 20 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

20.1	Financial statements

HWDC shall supply to the Facility Agent in sufficient copies for all the Lenders:

(a)	as soon as the same become available, but in any event within 120 days after the end of each of its financial years the audited consolidated financial statements for that financial year of the Group and the Restricted Group; and

(b)	as soon as the same become available, but in any event within 90 days after the end of the first half of each of its financial years, the unaudited consolidated financial statements for that financial half year of the Group and the Restricted Group.

20.2	Compliance Certificate

	(a)	HWDC shall supply to the Facility Agent, with each set of financial statements delivered pursuant to paragraph (a) or (b) of Clause 20.1 (Financial statements), a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 21 (Financial covenants) as at the date as at which those financial statements were drawn up.

	(b)	Each Compliance Certificate shall be signed by the Chief Financial Officer of HWDC.

20.3	Requirements as to financial statements

	(a)	Each set of financial statements delivered by HWDC pursuant to Clause 20.1(a) shall be audited by HWDC's auditors, which shall be an internationally recognised firm of auditors.

	(b)	Each set of financial statements delivered by HWDC pursuant to Clause 20.1 (Financial statements) shall be certified by the Chief Financial Officer of the relevant company as fairly representing its financial condition as at the date as at which those financial statements were drawn up.

	(c)	HWDC shall procure that each set of financial statements delivered pursuant to Clause 20.1 (Financial statements) is prepared using GAAP, accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements unless, in relation to any set of financial statements, it notifies the Facility Agent that there has been a change in GAAP, the accounting practices or reference periods and its auditors (being, an internationally recognised firm of auditors) deliver to the Facility Agent:

(i) a description of any change necessary for those financial statements to reflect the GAAP, accounting practices and reference periods upon which that Obligor's Original Financial Statements were prepared; and

(ii) sufficient information, in form and substance as may be reasonably required by the Facility Agent, to enable the Lenders to determine whether Clause 21 (Financial covenants) has been complied with and make an accurate comparison between the financial position indicated in those financial statements and that Obligor's Original Financial Statements.

Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

20.4	Amendments

If HWDC notifies the Facility Agent of a change in accordance with Clause 20.3(c) and the Facility Agent so requests:

	(a)	HWDC and the Facility Agent shall enter into negotiations in good faith with a view to agreeing any amendments to this Agreement which are necessary as a result of the change and which, to the extent practicable, will be such as to ensure that the change does not result in any material alteration in the commercial effect of the obligations in this Agreement, and if any amendments are agreed they shall take effect and be binding on each of the Parties in accordance with their terms; and

	(b)	if no such agreement is reached within 60 days of the Facility Agent's request, the Facility Agent shall (if so requested by the Majority Lenders) instruct HWDC's auditors or, if the Facility Agent shall so require, an internationally recognised firm of independent accountants appointed by HWDC and approved by the Facility Agent or, in the absence of such appointment or approval within five days of request for such appointment by the Facility Agent, an internationally recognised firm of independent accountants appointed by the Facility Agent to determine any amendments to the financial covenants in Clause 21 (Financial Covenants) and the definitions used in those covenants and any consequential amendments to the provisions of this Agreement which those auditors or, as the case may be, accountants (acting as experts and not arbitrators) consider appropriate to grant to the Finance Parties protection comparable to that granted on the date of this Agreement, which amendments shall take effect when so determined by those auditors or, as the case may be, accountants. Where such auditors or accountants are so instructed, the cost and expense of those auditors or accountants shall be for the account of HWDC.

20.5	Information: miscellaneous

HWDC shall supply to the Facility Agent (in sufficient copies for all the Lenders, if the Facility Agent so requests):

	(a)	all material documents dispatched by HWDC to its shareholders (or any class of them) or its creditors generally at the same time as they are dispatched;

	(b)	promptly upon becoming aware of them, the details of any material litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Restricted Group; and

	(c)	promptly, such further information regarding the financial condition, business and operations of any member of the Restricted Group or the Diavik Diamond Mine as any Finance Party (through the Facility Agent) may reasonably request.

20.6	Notification of default

	(a)	Each Obligor shall notify the Facility Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

	(b)	Promptly upon a request by the Facility Agent, HWDC shall supply to the Facility Agent a certificate signed by any two of its directors or appropriately qualified officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

20.7	Use of websites

	(a)	HWDC may satisfy its obligation under this Agreement to deliver any information in relation to those Lenders (the "Website Lenders") who accept this method of communication by posting this information onto an electronic website designated by HWDC and the Facility Agent (the "Designated Website") if:

		(i)	the Facility Agent expressly agrees (after consultation with each of the Lenders) that it will accept communication of the information by this method;

		(ii)	both HWDC and the Facility Agent are aware of the address of and any relevant password specifications for the Designated Website; and

		(iii)	the information is in a format previously agreed between HWDC and the Facility Agent.

If any Lender (a "Paper Form Lender") does not agree to the delivery of information electronically then the Facility Agent shall notify HWDC accordingly and HWDC shall supply the information to the Facility Agent (in sufficient copies for each Paper Form Lender) in paper form. In any event HWDC shall supply the Facility Agent with at least one copy in paper form of any information required to be provided by it.

	(b)	The Facility Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by HWDC and the Facility Agent.

	(c)	HWDC shall promptly upon becoming aware of its occurrence notify the Facility Agent if:

		(i)	the Designated Website cannot be accessed due to technical failure;

		(ii)	the password specifications for the Designated Website change;

		(iii)	any new information which is required to be provided under this Agreement is posted onto the Designated Website;

		(iv)	any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or

		(v)	HWDC becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

If HWDC notifies the Facility Agent under paragraph (c)(i) or paragraph (c)(v) above, all information to be provided by HWDC under this Agreement after the date of that notice shall be supplied in paper form unless and until the Facility Agent and each Website Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.

	(d)	Any Website Lender may request, through the Facility Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. HWDC shall comply with any such request within ten Business Days.

20.8	"Know your customer" checks

(a)	If:

	(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

	(ii)	any change in the status of an Obligor after the date of this Agreement; or

	(iii)	a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Facility Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Facility Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Facility Agent, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b)	Each Lender shall promptly upon the request of the Facility Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself) in order for the Facility Agent to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

21.	FINANCIAL COVENANTS

The covenants in this Clause 21 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

21.1	Definitions

	(a)	In this Clause 21:

"Consolidated Tangible Net Worth" means, at any time, the aggregate of:

(i) the amounts paid up or credited as paid up on the issued share capital of HWDC on a consolidated basis (other than any redeemable share capital that is redeemable at the option of the holder on or prior to the Final Maturity Date); and

(ii) the aggregate amount of the capital and revenue reserves of HWDC on a consolidated basis (including any amount credited to the share premium account, any capital redemption reserve fund and any balance standing to the credit of the consolidated profit and loss account of HWDC), but after deducting or excluding:

(iii)	any debit balance on the consolidated profit and loss account of HWDC;

(iv)	(to the extent included) non-cash foreign exchange losses

(v)	(to the extent included) any amount attributable to goodwill (including goodwill arising on consolidation), intellectual property or other intangible assets of the Group;

(vi)	(to the extent included) any amount attributable to the interests of any shareholder (not being a member of the Group) in any member of the Group other than HWDC;

(vii)	(to the extent included) any amount set aside or otherwise reserved for taxation or deferred taxation;

(viii)	(to the extent included) any amounts arising from any upward revaluation of assets made at any time after the date of this Agreement unless the revaluation is based on, and the written up value does not exceed the value shown by, a written valuation carried out by a professional and independent valuer acceptable to the Facility Agent; and

(ix)	any dividend or other distribution declared, recommended or made by any member of the Group to the extent payable to a person who is not a member of the Group and to the extent such dividend or distribution is not or, as the case may be, would not be provided for in the relevant consolidated financial statements referred to in Clause 20.1.

"Debt" means, at any time, without double-counting, the aggregate amount of all obligations (whether present or future, actual or contingent, as principal or surety) for the payment or repayments of money (whether in respect of interest principal or otherwise) of all members of the Restricted Group calculated on a consolidated basis for or in respect of:

(i)	moneys borrowed;

(ii)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(iii)	any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent (but excluding any acceptance credits issued in the ordinary course of business payable in less than 90 days) or any amount raised under any documentary credit facility;

(iv)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(v)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with GAAP, be treated as a finance or capital lease;

(vi)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(vii)	any arrangement pursuant to which any asset sold or otherwise disposed of by that person is or may be leased to or reacquired by that person (whether following the exercise of an option or otherwise) which has the commercial effect of a borrowing;

(viii)	any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

(ix)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued for the account of a member of the Restricted Group by a bank or financial institution;

(x)	any liability to redeem or purchase any redeemable share capital where that share capital is redeemable at the option of the holder on or prior to the Final Maturity Date; and

(xi)	the amount of any liability of any member of the Restricted Group in respect of any guarantee or indemnity for any of the items referred to in paragraphs (i) to (x) above, of a person who is not a member of the Restricted Group.

"EBITDA" means, in respect of any Relevant Period, the consolidated net earnings of the Restricted Group before:

(i)	taking into account any interest (including the interest element of leasing and hire purchase payments and capitalised interest), commission, fees, discounts or other finance charges of whatsoever nature incurred or payable, received or receivable, by any member of the Restricted Group (including any commission, fees, discounts and other finance charges incurred or payable, received or receivable, by any member of the Restricted Group under any interest rate hedging arrangement);

(ii)	deducting or providing for corporation tax or withholding tax (in each case whether current or deferred) or their equivalents in any relevant jurisdiction or any other taxes on income, capital or gains (excluding, for the avoidance of doubt, taxes or duties in respect of sales);

(iii)	taking into account any extraordinary items (whether positive or negative) or any exceptional items (whether positive or negative) (including any amounts in relation to (A) foreign exchange gain or loss, or (B) the revaluation of an asset or any gain or loss of book value arising on the disposal of an asset by any member of the Restricted Group;

(iv)	taking into account any amount attributable to the depreciation of tangible assets of any member of the Restricted Group;

(v)	taking into account any amount attributable to the amortisation of goodwill, intellectual property and other intangible assets of any member of the Restricted Group; and

(viii)	taking into account any amount attributable to minority interests.

"Equity" means, in respect of the Restricted Group, Consolidated Tangible Net Worth plus any amounts attributable to goodwill (including goodwill arising from consolidation), intellectual property or other intangible assets of the Restricted Group but after deducting investments in HWFAC and its Subsidiaries.

"Half-Year Period" means the first half of each of HWDC's financial years.

"Interest Expense" means, in respect of any Relevant Period, the aggregate amount of the interest (including the interest element of leasing and hire purchase payments and capitalised interest), commission, fees, discounts and other finance charges of whatsoever nature incurred or payable by any member of the Restricted Group (including any commission, fees, discounts and other finance charges incurred or payable by any member of the Restricted Group under any interest rate hedging arrangement but after deducting any commission, fees, discounts and other finance charges received or receivable by any member of the Restricted Group under any such arrangement), less the aggregate of any interest received in respect of any credit balances held by any relevant entity and any interest received by any relevant entity in respect of any investment in a Cash Equivalent calculated in respect of the Restricted Group on a consolidated basis.

"Relevant Period" means each period of twelve months ending on the last day of HWDC's financial year and on the last day of each Half-Year Period.

21.2	Debt to Equity Ratio of the Restricted Group

	(a)	HWDC shall ensure that the ratio of Debt to Equity of the Restricted Group shall at no time exceed 1:1.

	(b)	For the purposes of the covenant set out in paragraph (a) above, reference to "the Group" in the definition of "Consolidated Tangible Net Worth" shall be construed as references to the Restricted Group and the calculations made on that basis in accordance with the applicable accounts.

21.3	Debt to EBITDA

HWDC shall ensure that the ratio of Debt as at the end of any Relevant Period to EBITDA in respect of such Relevant Period shall not exceed 4:1.

21.4	Interest Cover Ratio

HWDC shall ensure that the ratio of EBITDA to Interest Expense in respect of any Relevant Period shall equal or exceed 4:1.

21.5	Minimum Consolidated Tangible Net Worth of the Group

HWDC shall ensure that the Consolidated Tangible Net Worth shall at no time be less than US$450,000,000.

21.6	Calculations

(a) All calculations made for the purposes of the covenants set out in Clause 21.3 (Debt to EBITDA) and Clause 21.4 (Interest Cover Ratio) shall be made by reference to the following:

(i) where the Relevant Period to which such covenant relates ends on the last day of any financial year of HWDC, the audited consolidated financial statements of the Restricted Group for that financial year delivered pursuant to Clause 20.1 (Financial Statements); and

(ii) where the Relevant Period to which such covenant relates ends on the last day of the Half-Year Period in any financial year of the Restricted Group, the unaudited consolidated financial statements of the Restricted Group for that Half-Year Period, the last set of audited consolidated financial statements of the Restricted Group and the unaudited set of consolidated financial statements for the previous Half-Year Period of the Restricted Group, in each case delivered pursuant to Clause 20.1 (Financial Statements) (other than those for the Half-Year Period ending 31 July 2009 which shall be delivered under Schedule 2 (Conditions Precedent)).

(b)	All calculations made for the purposes of the covenants set out in Clause 21.2 (Debt to Equity Ratio of the Restricted Group) shall be made by reference to the following:

	(i)	where the date of computation is the last day of any financial year of HWDC, the audited consolidated financial statements of the Restricted Group for that financial year delivered pursuant to Clause 20.1 (Financial Statements);

	(ii)	where the date of computation is the last day of the Half-Year Period in any financial year of HWDC, the unaudited consolidated financial statements of the Restricted Group for that Half-Year Period, the last set of audited consolidated financial statements of the Restricted Group and the unaudited set of consolidated financial statements for the previous Half-Year Period of the Restricted Group, in each case delivered pursuant to Clause 20.1 (Financial Statements) (other than those for the Half-Year Period ending 31 July 2009 which shall be delivered under Schedule 2 (Conditions Precedent)); and

	(iii)	in any other case, the amounts which would be included or reflected in consolidated financial statements of the Restricted Group prepared as at the date of computation using GAAP and accounting practices consistent with those applied in the preparation of Original Financial Statements relating to the Restricted Group.

(c)	All calculations made for the purposes of the covenants set out in Clause 21.5 (Minimum Consolidated Tangible Net Worth of the Group) shall be made by reference to the following:

	(i)	where the date of computation is the last day of any financial year of HWDC, the audited consolidated financial statements of the Group for that financial year delivered pursuant to Clause 20.1 (Financial Statements);

	(ii)	where the date of computation is the last day of the Half-Year Period in any financial year of HWDC, the unaudited consolidated financial statements of the Group for that Half-Year Period; and

	(iii)	in any other case, the amounts which would be included or reflected in consolidated financial statements of the Group prepared as at the date of computation using GAAP and accounting practices consistent with those applied in the preparation of the Original Financial Statements relating to the Group.

21.7	Initial Financial Testing

The financial covenants set out in Clauses 21.2 to 21.5 shall be first tested by reference to the audited consolidated annual financial statements of the Group and the Restricted Group (as applicable) for HWDC's financial year ending 31 January 2010, as required to be delivered pursuant to Clause 20.1 (Financial Statements).

22.	GENERAL UNDERTAKINGS

The undertakings in this Clause 22 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

22.1	Authorisations

Each Obligor shall promptly:

(a) obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b) supply certified copies to the Facility Agent of,

any Authorisation required under any law or regulation of its jurisdiction of incorporation to enable it to perform its obligations under the Finance Documents and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of any Finance Document.

22.2	Compliance with laws

Each Obligor shall (and HWDC shall ensure that each other member of the Restricted Group will) comply in all respects with all laws to which it may be subject, except if failure so to comply would not materially impair its ability to perform its obligations under the Finance Documents.

22.3	Negative pledge

In this Clause 22.3, "Quasi-Security" means an arrangement or transaction described in paragraph (b) below.

	(a)	No Obligor shall (and HWDC shall ensure that no other member of the Restricted Group will) create or permit to subsist any Security over any of its assets.

	(b)	No Obligor shall (and HWDC shall ensure that no other member of the Restricted Group will):

		(i)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group;

		(ii)	sell, transfer or otherwise dispose of any of its receivables on recourse terms;

		(iii)	enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

		(iv)	enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

(c)	Paragraphs (a) and (b) above do not apply to any Security or (as the case may be) Quasi-Security, listed below:

	(i)	any Security or Quasi-Security listed in Schedule 8 (Existing Security) except to the extent the principal amount secured by that Security or Quasi-Security exceeds the amount stated in that Schedule;

	(ii)	any netting or set-off arrangement entered into by any member of the Restricted Group in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances under the standard terms and conditions of any bank providing banking services to any such person;

	(iii)	any lien arising by operation of law and in the ordinary course of trading;

	(iv)	any Security or Quasi-Security entered into pursuant to any Finance Document;

	(v)	any Security arising by operation of law in favour of a Governmental Authority for taxes, royalties, assessments or other governmental charges or levies not at the time delinquent or thereafter payable without penalty or being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

	(vi)	any Security or Quasi-Security arising under any retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to a member of the Restricted Group in the ordinary course of trading and on the supplier's standard or usual terms and not arising as a result of any default or omission by any member of the Restricted Group; or

	(vii)	any Security or Quasi-Security securing indebtedness the principal amount of which (when aggregated with the principal amount of any other indebtedness which has the benefit of Security or Quasi-Security given by any member of the Restricted Group, other than any permitted under paragraphs (i) to (vi) above) does not exceed US$5,000,000 (or its equivalent in another currency or currencies).

22.4	Disposals

	(a)	No Obligor shall (and HWDC shall ensure that no other member of the Restricted Group will), enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset.

	(b)	Notwithstanding any provision of this Agreement to the contrary, no Obligor shall (and HWDC shall ensure that no other member of the Restricted Group will) permit any reduction in the Diavik Interest to occur.

	(c)	Clause 22.4(a) above shall not apply to a disposal:

(i) of cash or the sale of diamonds, in each case, in the ordinary course of trading of the disposing person;

(ii) on arm's length terms of obsolete or redundant vehicles, computers, furniture, plant or equipment; and

(iii)	of Cash Equivalents for cash or in exchange for other Cash Equivalents.

22.5	Merger

	(a)	No Obligor shall (and HWDC shall ensure that no other member of the Restricted Group will) enter into any amalgamation, demerger, merger or corporate reconstruction.

	(b)	Paragraph 22.5(a) above shall not apply to mergers between members of the Restricted Group that are not Obligors or HWDLP, where that merger would not reasonably be expected to have a Material Adverse Effect.

22.6	Change of business

HWDC shall procure that no substantial change is made to the general nature of the business of HWDC, HWDM, HWDLP, the Restricted Group or the Diavik Joint Venture from that carried on at the date of this Agreement.

22.7	Financial Indebtedness

	(a)	Except as provided below, no member of the Restricted Group may incur or permit to be outstanding any Financial Indebtedness.

	(b)	Paragraph (a) does not apply to:

		(i)	any Financial Indebtedness incurred under the Finance Documents;

		(ii)	any derivative transaction entered into by a member of the Restricted Group for the purposes of protection against fluctuation in any rate or price for risk hedging purposes and not on a speculative basis;

		(iii)	unsecured Financial Indebtedness of HWDC pursuant to an indemnity agreement in favour of Montreal Trust Company of Canada dated 31 January 2003, in a principal amount not exceeding CA$8,000,000;

		(iv)	Financial Indebtedness of 6019838 Canada Inc. pursuant to an assumption of obligations under a loan agreement dated 31 January 2003 with Montreal Trust Company of Canada, in a principal amount not exceeding CA$8,000,000;

		(v)	Financial Indebtedness of HW International under a loan agreement dated 12 July 2007 owed to ADB in a principal amount not exceeding US$45,000,000;

		(vi)	(without double-counting) any guarantee or indemnity in respect of the foregoing paragraphs (iii), (iv) and (v) and the following paragraph (x) permitted under Clause 22.14(b)(v) (Loans, Guarantees and Contingent Liabilities);

		(vii)	any loan (A) between an Obligor and any other Obligor, or (B) between a member of the Restricted Group that is not an Obligor and another member of the Restricted Group that is not an Obligor;

		(viii)	any loan between an Obligor and a member of the Restricted Group who is not an Obligor which is set out in Schedule 12 hereto, provided that the principal amount of any such loan shall not at any time exceed the amount shown in that Schedule;

(ix)	any renewal or refinancing of any of the Financial Indebtedness permitted under this paragraph (b), provided that the principal amount of the indebtedness borrowed or raised under that renewal or refinancing does not exceed the relevant limit set out above of the existing Financial Indebtedness that is being renewed or refinanced; or

(x)	any Financial Indebtedness incurred by a member of the Restricted Group, the total principal amount of which (when aggregated with the total principal amount of all other Financial Indebtedness of each member of the Restricted Group other than that permitted under paragraphs (i) to (ix) above) does not exceed US$100,000,000 (or its equivalent in another currency or currencies).

(c)	For the avoidance of doubt, any offering of common shares by HWDC will not constitute Financial Indebtedness and will therefore not count towards the US$100,000,000 (or its equivalent in another currency or currencies) threshold amount set out in this Clause 22.7(b)(x) above, and the distribution of monies raised by way of any such offering of common shares by HWDC throughout the Group is not restricted by this Agreement.

22.8	Insurance

	(a)	Each Obligor shall (and HWDC shall ensure that each other member of the Restricted Group will) effect and maintain insurance on and in relation to its business and assets with reputable underwriters or insurance companies against such risks and to such extent as is usual for prudent companies carrying on a business such as that carried on by such Obligor or other member of the Restricted Group.

	(b)	HWDC shall supply the Facility Agent with a certified copy of: (i) any certificate of insurance issued to the Diavik Joint Venture or the Manager (as the case may be) and (ii) a copy of any policy or certificate of insurance issued to any member of the Restricted Group, in each case which the Facility Agent may reasonably request.

22.9	Security

	(a)	Each Obligor shall ensure that any Security expressed to be created by it by or pursuant to, or, as the case may be, expressed to have been created by it and to be evidenced in, any Security Document remains in full force and effect with, subject to paragraph (g) below the ranking and priority it is expressed to have.

	(b)	No Obligor shall (and HWDC shall ensure that no other member of the Restricted Group will) do or omit to do anything or knowingly permit or cause anything to be done or omitted to be done which would or could adversely affect any Security expressed to be created by any Obligor by or pursuant to, or any Security expressed to have been created by any Obligor and to be evidenced in, any Security Document, provided that this paragraph (b) shall not prevent any member of the Restricted Group creating or permitting to subsist any Security that is permitted under Clause 22.3(c)(vii) and is in accordance with Clause 19.15 (Security).

	(c)	Each Obligor shall (and HWDC shall procure that each member of the Restricted Group will) take all such action as the Facility Agent or the Security Agent may reasonably request (and in such form as the Security Agent may reasonably require in favour of the Security Agent or its nominee(s)) for the purpose of perfecting the Security created or intended to be created under or evidenced by the Security Documents or for the exercise of any rights, powers and remedies of the Security Agent or the Finance Parties provided by or pursuant to the Finance Documents or by law.

(d)	Each Obligor shall, if the Security Agent lawfully exercises any power (whether of sale or other disposal or otherwise) or right with respect to the Charged Assets, do everything within its power to permit the exercise of such power or right.

(e)	Each Obligor shall (and HWDC shall procure that each member of the Restricted Group shall) take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Security Agent or the Finance Parties by or pursuant to the Finance Documents (including, creating and perfecting Security over all of HWDC's shares and other interests in HWDM and all of HWDM's rights, title and interest in HWDLP, as may be owned by each of them from time to time).

(f)	Without limitation to any other provision of this Clause 22.9 (Security), to the extent that HWDM or Canada Inc has made a Senior Loan or an Ordinary Loan to HWDLP, that Obligor shall ensure that any such loan (including any promissory note evidencing the same) is the subject of Security under a Security Document.

(g)	The obligation to maintain in full, force and effect the ranking and priority of all Security created or intended to be created pursuant to the General Security Documents shall be subject to HWDM or Canada Inc (as the case may be) creating or permitting to subsist the Security or Quasi-Security described in Clauses 19.15(c)(i) to 19.15(c)(v).

22.10	Pari Passu Ranking

Without limiting Clause 22.9(a), each Obligor shall ensure that its payment obligations under the Finance Documents will rank at least pari passu with the claims of all its unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

22.11	Environmental Compliance

Each Obligor shall (and HWDC shall ensure that each other member of the Restricted Group will) obtain and maintain all requisite Environmental Licences and comply with:

	(a)	all applicable Environmental Laws;

	(b)	the terms and conditions of all Environmental Licences applicable to it; and

	(c)	all other covenants, conditions, restrictions and agreements directly or indirectly concerned with any Environmental Contamination,

and take all reasonable steps in anticipation of known or expected future changes to or obligations under the same, in each case where failure to do so might reasonably be expected to have a Material Adverse Effect.

22.12	Environmental Claims

HWDC shall inform the Facility Agent in writing as soon as reasonably practicable upon its becoming aware of:

(a) any material Environmental Claim which has been commenced or threatened against any member of the Restricted Group; or

(b)	any facts or circumstances which will or are reasonably likely to result in any material Environmental Claim being commenced or threatened against any member of the Restricted Group.

22.13	Taxation

(a)	Each Obligor shall (and HWDC shall ensure that each other member of the Restricted Group will) duly and punctually pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties (save to the extent that (i) payment is being contested in good faith, (ii) adequate reserves are being maintained for those Taxes and (iii) payment can be lawfully withheld).

(b)	No Obligor shall (and HWDC shall ensure that no other member of the Restricted Group will) be materially overdue in the filing of any Tax returns.

(c)	Each Obligor shall (and HWDC shall ensure that each other member of the Restricted Group will) do all such things as are necessary to ensure that no claims are or are reasonably likely to be asserted against any member of the Restricted Group with respect to Taxes which might reasonably be expected to have a Material Adverse Effect.

22.14	Loans, Guarantees and Contingent Liabilities

	(a)	No Obligor shall (and HWDC shall ensure that no other member of the Restricted Group will):

		(i)	make any loans, grant any credit or provide any other financial accommodation to or for the benefit of any person;

		(ii)	give any guarantee or indemnity to or for the benefit of any person or otherwise voluntarily assume any liability, whether actual or contingent, in respect of any obligation of any person; or

		(iii)	be or become directly or indirectly or actually or contingently liable for any loss, damage or expense resulting from the non-payment or breach of any obligation of any other person.

	(b)	Paragraph (a) above does not apply to:

		(i)	any guarantee or indemnity given by an Obligor to any Finance Party under the Finance Documents;

		(ii)	trade credit granted to a customer of that member of the Restricted Group for a period no greater than 30 days on arm's length commercial terms in the ordinary course of trading;

		(iii)	the HWI Guarantee provided that, for the avoidance of doubt, the principal amount of HWDC's liability under the HWI Guarantee shall not exceed US$20,000,000;

		(iv)	any loan made by a member of the Restricted Group to another member of the Restricted Group that constitutes Financial Indebtedness of such other member permitted under Clause 22.7(b)(vii) or (viii);

		(v)	any guarantee or indemnity permitted under Clause 22.7(b)(vi) and (x) (Financial Indebtedness) that is (A) given by an Obligor of the payment obligations of any other Obligor, or (B) given by a member of the Restricted Group of the payment obligations of any other member of the Restricted Group that is not an Obligor;

(vi)	the unsecured Financial Indebtedness of HWDC pursuant to an indemnity agreement in favour of Montreal Trust Company of Canada dated 31 January 2003, in a principal amount not exceeding CA$8,000,000;

(vii)	any loan (other than a loan by a member of the Restricted Group permitted under Clause 22.14(b)(iv) above) or guarantee made by a member of the Restricted Group to a member of the Group, provided that: (A) the then available permitted Financial Indebtedness under Clause 22.7(b)(x) (Financial Indebtedness) shall be reduced by the same amount as such loan or guarantee for the period such loan or guarantee is outstanding; and (B) the aggregate amount of any loan, guarantee or investment by the Restricted Group under this Clause 22.14(b)(viii) and Clause 22.15(c) (Acquisitions and Investments) and the permitted Financial Indebtedness under Clause 22.7(b)(x) (Financial Indebtedness) shall at no time exceed US$100,000,000 (or its equivalent in another currency or currencies); and

(viii)	any renewal or refinancing of anything permitted under this Clause 22.14(b) above, provided that the principal amount of the relevant indebtedness, guarantee, indemnity or other liability does not exceed the relevant limit set out above of the existing indebtedness, guarantee, indemnity or other liability that is being renewed or refinanced.

22.15	Acquisitions and Investments

	(a)	No Obligor shall (and HWDC shall ensure that no other member of the Restricted Group will):

(i) establish or acquire any Subsidiary;

(ii) acquire all or part of the business, assets or undertaking of any other person;

(iii) invest in any other person (other than a member of the Restricted Group),

if such establishment, acquisition or investment is material to the Restricted Group.

	(b)	Paragraph (a) above does not apply to any increase by HWDC or HWDM in the Diavik Interest (whether through an increase in HWDM's or Canada Inc.'s interest in HWDLP or through an increase in HWDLP's interest in the Diavik Joint Venture) provided that any such increase in the Diavik Interest shall be the subject of Security in favour of the Finance Parties in form and substance satisfactory to the Facility Agent.

	(c)	Paragraph (a) above does not apply to any investment by way of equity made by any member of the Restricted Group in a member of the Group (that is not a member of the Restricted Group), provided that: (A) the then available permitted Financial Indebtedness under Clause 22.7(b)(x) (Financial Indebtedness) shall be reduced by the same amount as such investment for the period such investment is outstanding; and (B) the aggregate amount of any loan, guarantee or investment by the Restricted Group under Clause 22.14(b)(viii) (Loans, Guarantees and Contingent Liabilities) and this Clause 22.15(c) and the permitted Financial Indebtedness under Clause 22.7(b)(x) (Financial Indebtedness) shall at no time exceed US$100,000,000 (or its equivalent in another currency or currencies).

22.16	Syndication

HWDC shall, at the request of the Arranger, provide all reasonable assistance that the Arranger may require in connection with the syndication or sell-down of the Facility, and in particular shall provide such information available to HWDC as may be required by the Arranger in connection with such syndication or sell-down (including in connection with the preparation of an Information Memorandum for potential institutions participating in the Facility).

22.17	End of Financial Year

	(a)	Each Obligor shall (and HWDC shall ensure that each other member of the Restricted Group other than HWDLP will) maintain 31 January in each year as the end of its financial year.

	(b)	HWDLP shall maintain 28 February in each year as the end of its financial year.

22.18	Diavik Documents and Partnership Documents

	(a)	Each Obligor shall (and HWDC shall ensure that each member of the Restricted Group will):

		(i)	comply with and perform all of its material obligations under each of the Diavik Documents and the Partnership Documents to which it is a party; and

		(ii)	maintain and act reasonably to enforce all of its rights under the Diavik Documents and the Partnership Documents to which it is a party.

	(b)	No Obligor shall (and HWDC shall ensure that no member of the Restricted Group will):

		(i)	amend or waive or agree to any amendment or waiver of any term of any Diavik Document or any Partnership Document to which it is a party where (A) such amendment or waiver might reasonably be expected to have a Material Adverse Effect, or (B) such amendment or waiver affects or might reasonably be expected to affect the position of Standard Chartered Bank under the terms of the Kinross Consent;

		(ii)	terminate or agree to terminate any Material Document to which it is a party;

		(iii)	amend or waive or agree to any amendment or waiver of any term of any Non-Material Document to which it is a party, or terminate or agree to terminate any Non-Material Document to which it is a party, where such amendment, waiver or termination might reasonably be expected to have a Material Adverse Effect;

		(iv)	enter into:

			A.	any new Diavik Document;

			B.	any agreement with any person that might reasonably be expected to have an adverse effect on the perfection or enforceability of the Security created (or purported to be created) by the Security Documents or the ability of any Finance Party to enforce such Security;

(v)	agree to or permit any transfer (whether by assignment or transfer, or otherwise) of any material rights or obligations of any person under any Diavik Document or the Partnership Document to which it is a party, other than pursuant to the Security Documents, provided that Kinross may transfer its rights in accordance with the terms of the Partnership Documents provided that any successor to Kinross agrees to be bound by the terms of the Kinross Consent and provided that (without prejudice to Clause 8.3 (Change of Control - The Diavik Joint Venture and the Manager)) DDMI may transfer its rights in accordance with the terms of the Diavik Joint Venture Agreement.

22.19	Notification

	(a)	HWDC or HWDM (as the case may be) shall promptly, as soon as it is available, provide the Facility Agent with:

		(i)	the Monthly Joint Venture Performance Report; and

		(ii)	while a Default is continuing, a copy of any Funding Notice (as that term is defined in the HWDLP Partnership Agreement) issued by HWDLP and any cash call request issued by the Manager pursuant to the Diavik Joint Venture Agreement.

	(b)	HWDC or HWDM (as the case may be) shall promptly, once it knows or is reliably informed of the same, inform the Facility Agent of:

		(i)	the occurrence of any material default or material dispute under any Diavik Document, Partnership Document, DDMI Authorisation or any DDMI Agreement;

		(ii)	the occurrence of any material adverse change in the condition of any party to a Diavik Document or a DDMI Agreement;

		(iii)	any actual or proposed amendment to any Diavik Document or Partnership Document or the entering into of any new Diavik Document or Partnership Document;

		(iv)	the identity of any counterparty to a DDMI Agreement from time to time;

		(v)	any resignation notice received from the Manager under the Diavik Joint Venture Agreement;

		(vi)	any event which might reasonably be expected to result in the revocation, withdrawal, cancellation, termination, suspension, forfeiture or material variation of any material Authorisation (including any DDMI Authorisation) or any DDMI Agreement;

		(vii)	the details of any material litigation, arbitration or administrative proceedings which are current, threatened or pending against the Diavik Joint Venture or the Manager (as the case may be) or otherwise in relation to Diavik Diamond Mine, including any material labour dispute;

		(viii)	any material Environmental Claim which has been commenced or threatened against the Diavik Joint Venture or the Manager (as the case may be);

(ix)	any facts or circumstances which will or are reasonably likely to result in any material Environmental Claim being commenced or threatened against the Diavik Joint Venture or the Manager (as the case may be);

(x)	any event of force majeure that occurs in respect of any DDMI Authorisation or DDMI Agreement, or otherwise in respect of the Diavik Diamond Mine;

(xi)	any material loss or damage to Diavik Diamond Mine or any loss or damage that might reasonably be expected to result in a Material Adverse Effect;

(xii)	any failure or suspension of operation at Diavik Diamond Mine which might reasonably be expected to have a Material Adverse Effect;

(xiii)	any accident which could give rise to an Environmental Claim against the Diavik Joint Venture or the Manager (as the case may be); and

(xiv)	any event which might reasonably be expected to have or result in a Material Adverse Effect.

22.20	Hedging

	(a)	HWDC grants to the Original Lender:

(i) a right of first refusal to arrange or provide; and

(ii) a right to match any bona fide offer for,

any hedging by HWDC or any other member of the Restricted Group in relation to the obligations of any Obligor under the Finance Documents (other than foreign exchange on a spot basis).

	(b)	For these purposes, "hedging" means any interest rate, foreign exchange, derivative, commodity or other hedging arrangement or related treasury services.

	(c)	The arranging or provision of any hedging to HWDC or any other member of the Restricted Group is subject to the appropriate documentation and fees to be agreed between HWDC or that member of the Restricted Group (as the case may be) and the Hedging Counterparty.

	(d)	This Clause 22.20 is not a commitment by the Original Lender to provide any hedging, nor a representation that any hedging can be arranged.

	(e)	To the extent that any member of the Restricted Group wishes to enter into any hedging in connection with the Finance Documents with any assignee or transferee of the Hedging Counterparty, where such Hedging Counterparty will accede to this Agreement, any such Hedging Agreement shall be in form and substance satisfactory to the Facility Agent, acting on the instructions of the Majority Lenders.

23.	EVENTS OF DEFAULT

Each of the events or circumstances set out in this Clause 23 is an Event of Default (save for Clause 23.19 (Acceleration)).

23.1	Non-payment and other obligations

(a) An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place and in the currency in which it is expressed to be payable unless its failure to pay is caused by administrative or technical error and payment is made within five Business Days of its due date.

(b)	HWDLP (including, HWDM acting as general partner of HWDLP) fails to fund any cash call under the Diavik Joint Venture Agreement.

(c)	The balance secured under the security interest described in Paragraph 1 of Schedule 8 (Existing Security) becomes any positive amount.

(d)	Any partner in HWDLP that is a member of the Restricted Group:

(i) fails to contribute funds to HWDLP in accordance with the terms of the relevant funding notice; or

(ii) whether voluntarily or involuntarily, makes any transfer of or grants any Security over, or purports to make a transfer of or purports to grant any Security over, all or any portion of its Total Interest (as defined in the HWDLP Partnership Agreement), and such transfer, purported transfer, grant of Security, or purported grant of Security is or, would, with the expiry of a grace period, the giving of notice, the making of any determination or any of the foregoing, be an event of default under the HWDLP Partnership Agreement.

(e)	Any Obligor (or other member of the Restricted Group) enters into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any of its direct or indirect interest in the Diavik Joint Venture.

23.2	Financial covenants

Any requirement of Clause 21 (Financial covenants) is not satisfied.

23.3	Other obligations

(a) An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 23.1 (Non-payment and other obligations) and Clause 23.2 (Financial covenants)).

(b) No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within ten Business Days of the earlier of (A) the Facility Agent giving notice to HWDC and (B) HWDC becoming aware of the failure to comply.

23.4	Misrepresentation

Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading when made or deemed to be made.

23.5	Cross default

(a) Any Financial Indebtedness of any member of the Restricted Group is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness of any member of the Restricted Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)	Any commitment for any Financial Indebtedness of any member of the Restricted Group is cancelled or suspended by a creditor of any member of the Restricted Group as a result of an event of default (however described).

(d)	Any creditor of any member of the Restricted Group becomes entitled to declare any Financial Indebtedness of any member of the Restricted Group due and payable prior to its specified maturity as a result of an event of default (however described).

(e)	No Event of Default will occur under this Clause 23.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is less than or equal to US$15,000,000 (or its equivalent in any other currency or currencies).

23.6	Insolvency

	(a)	Any Joint Venture Partner, the Manager or any member of the Restricted Group is unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

	(b)	The value of the assets of any Obligor is less than its liabilities (taking into account contingent and prospective liabilities, other than, in the case of HWDM and Canada Inc, contingent liabilities under this Agreement).

	(c)	The value of the assets of the Restricted Group taken as a whole is less than its liabilities taken as a whole (taking into account all contingent and prospective liabilities).

	(d)	A moratorium is declared in respect of any indebtedness of any Joint Venture Partner, the Manager or any member of the Restricted Group.

23.7	Insolvency proceedings

	(a)	Any corporate action, legal proceedings or other procedure or step is taken in relation to:

		(i)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any member of the Restricted Group other than a solvent liquidation or merger between of any members of the Restricted Group that is not an Obligor or HWDLP;

		(ii)	a composition, compromise, assignment or arrangement with any creditor of any member of the Restricted Group;

		(iii)	the appointment of a liquidator (other than in respect of a solvent liquidation of a member of the Restricted Group that is not an Obligor or HWDLP), receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of any member of the Restricted Group or any of its respective assets; or

(iv)	enforcement of any Security securing indebtedness in an amount greater than or equal to US$5,000,000 over any assets of any member of the Restricted Group,

or any analogous procedure or step is taken in any jurisdiction.

(b)	Any of the events set out in clause 23.7(a) occurs in relation to:

	(i)	the person that is the Manager; or

	(ii)	any Joint Venture Partner.

(c)	This Clause 23.7 shall not apply to any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within thirty days of commencement.

23.8	Creditors' process

Any attachment, sequestration, distress or execution affects any asset or assets of the Manager, any Joint Venture Partner or a member of the Restricted Group and is not discharged within ten Business Days.

23.9	Diavik Documents, Partnership Documents, DDMI Agreements and DDMI Authorisations

	(a)	Any material Authorisation in relation to the Diavik Diamond Mine, the Diavik Joint Venture and/or HWDLP (including any DDMI Authorisation) is modified or is suspended, cancelled, revoked, forfeited, surrendered or terminated (whether in whole or in part) or otherwise ceases to be in full force and effect, and is not replaced to the reasonable satisfaction of the Facility Agent within 30 days of the relevant event occurring.

	(b)	Any of the Material Documents is suspended, cancelled, revoked, forfeited, surrendered or terminated (whether in whole or in part) or otherwise ceases to be in full force and effect.

	(c)	Any of the Non-Material Documents or the DDMI Agreements is suspended, cancelled, revoked, forfeited, surrendered or terminated (whether in whole or in part) or otherwise ceases to be in full force and effect, except if it is (a) not replaced, where such failure to replace would not reasonably be expected to have a Material Adverse Effect or (b) replaced to the reasonable satisfaction of the Facility Agent within a reasonable period of it being cancelled, revoked, forfeited, surrendered or terminated.

	(d)	Any event of default (howsoever described) occurs under any Partnership Document or Diavik Document in respect of any member of the Restricted Group.

23.10	Unlawfulness

It is or becomes unlawful for an Obligor or Kinross to perform any of its obligations under any Finance Document.

23.11	Repudiation

	(a)	Any party to a Finance Document (other than a Finance Party) repudiates a Finance Document or evidences an intention to repudiate a Finance Document.

(b)	Any party to a Transaction Document (which for the purposes of this Paragraph (b) excludes the Finance Documents) repudiates a Transaction Document (to which it is a party) or evidences an intention to repudiate a Transaction Document (to which it is a party) and such repudiation might reasonably be expected to impair the performance by any Obligor or Kinross of any obligations under any Finance Document to which it is a party.

(c)	The Kinross Consent is not or ceases to be legal, valid, binding and enforceable as against Kinross.

(d)	Any party to the Kinross Consent (other than a Finance Party) fails to comply in any respect with the Kinross Consent.

23.12	Security

Any Security expressed to be created by or pursuant to, or to be evidenced in, any Security Document is not in full force and effect with the ranking and priority it is expressed to have, subject to, in the case of the Security created pursuant to any General Security Document only, any prior ranking security created or permitted to subsist by HWDM or Canada Inc (as the case may be) as described in Clauses 19.15(c)(i) to 19.15(c)(v).

23.13	Proceedings Pending or Threatened

	(a)	Any litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency are started or threatened against any member of the Restricted Group which is reasonably likely to be adversely determined against that member of the Restricted Group, and if so determined, might reasonably be expected to have a Material Adverse Effect.

	(b)	Any litigation, arbitration or administrative proceedings (including, for the avoidance of doubt, any Environmental Claim or labour dispute) of or before any court, arbitral body or agency are started or threatened in relation to Diavik Diamond Mine which might reasonably be expected to have a Material Adverse Effect.

23.14	Diavik Joint Venture Performance

	(a)	The Diavik Joint Venture or the Manager (as the case may be) fails:

		(i)	to comply with any applicable law, regulation or any Authorisation (including any DDMI Authorisation or Environmental Licence) in relation to the Diavik Diamond Mine, where such failure might reasonably be expected to have a Material Adverse Effect;

		(ii)	to put in place and maintain insurance (to the extent as would be expected of a prudent mine owner and operator) in respect of the Diavik Diamond Mine;

		(iii)	to comply with any term of any Diavik Document to which it is a party or any DDMI Agreement where such failure might reasonably be expected to have a Material Adverse Effect; or

		(iv)	to manage, operate or maintain the Diavik Diamond Mine in accordance with good mining and engineering practices, or any other applicable industry standard, and such might reasonably be expected to have a Material Adverse Effect.

	(b)	Without prejudice to paragraph (a) above, any Joint Venture Partner fails to comply with any term of any Diavik Document or any DDMI Agreement to which it is a party where such failure might reasonably be expected to have a Material Adverse Effect

23.15	Governme ntal Intervention

Any Governmental Authority takes, or states officially that it intends to take, any step with a view to:

	(a)	the seizure, expropriation, nationalisation or acquisition of: (i) any assets or assets being the whole or any material part of the mining or processing assets of the Diavik Diamond Mine, or (ii) any interest of any member of the Restricted Group, Kinross or Rio Tinto plc in, as applicable, the Diavik Joint Venture or HWDLP (including any share or any asset representing any partnership interest in HWDLP); or

	(b)	the displacement of the management of the Diavik Joint Venture or the Manager or the displacement of the operation by the Manager of the Diavik Diamond Mine.

23.16	Destruction

The whole or any material part of the Diavik Diamond Mine is destroyed or is irreparably damaged.

23.17	Abandonment

For any reason the Diavik Joint Venture or the Manager abandons operation or maintenance of the Diavik Diamond Mine or any material part of it.

23.18	Material Adverse Change

Any event or circumstance occurs which might reasonably be expected to have a Material Adverse Effect.

23.19	Acceleration

	(a)	On and at any time after the occurrence of an Event of Default which is continuing the Facility Agent may, and shall if so directed by the Majority Lenders:

		(i)	by notice to HWDC:

			(A)	cancel the Total Commitments whereupon they shall immediately be cancelled;

			(B)	declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

			(C)	declare that all or part of the Loans be payable on demand, whereupon they shall immediately become payable on demand by the Facility Agent on the instructions of the Majority Lenders; and/or

		(ii)	instruct the Security Agent to enforce all or any part of the Security created by or pursuant to, or evidenced in, the Security Documents or enforce any other right, remedy, power or discretion held by it, provided that if no notice or instruction has been issued pursuant to this Clause 23.19 (including a notice or instruction reserving rights) in the event of an Event of Default which has been continuing for a continuous period of no less than 180 days since the Facility Agent first became aware of such continuing Event of Default (any such period being referred to as a "Continuous Default Period"), then such Event of Default will be deemed to be no longer continuing as of the expiry of the relevant Continuous Default Period.

(b)	The Parties acknowledge that while an Event of Default is continuing, the Security Agent may make payments under or in respect of any funding request received under the HWDLP Partnership Agreement.

SECTION 9
CHANGES TO PARTIES

24.	CHANGES TO THE LENDERS AND THE HEDGING COUNTERPARTY

24.1	Assignments and transfers by the Lenders

Subject to this Clause 24, a Lender (the "Existing Lender") may:

(a) assign any of its rights; or

(b) transfer by novation any of its rights and obligations,

to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the "New Lender").

24.2	Conditions of assignment or transfer

	(a)	The consent of HWDC is required for an assignment or transfer by an Existing Lender, unless (i) the assignment or transfer is to another Lender or an Affiliate of a Lender, or (ii) an Event of Default is continuing.

	(b)	If required, the consent of HWDC to an assignment or transfer must not be unreasonably withheld or delayed. HWDC will be deemed to have given its consent five Business Days after the Existing Lender has requested it unless consent is expressly refused by HWDC within that time.

	(c)	The consent of HWDC to an assignment or transfer must not be withheld solely because the assignment or transfer may result in an increase to the Mandatory Cost.

	(d)	An assignment will only be effective on:

(i) receipt by the Facility Agent (whether in the Assignment Agreement or otherwise) of written confirmation from the New Lender (in form and substance satisfactory to the Facility Agent) that the New Lender will assume the same obligations to the other Finance Parties as it would have been under if it was an Original Lender; and

(ii) performance by the Facility Agent of all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Facility Agent shall promptly notify to the Existing Lender and the New Lender.

	(e)	A transfer will only be effective if the procedure set out in Clause 24.5 (Procedure for transfer) is complied with.

	(f)	If:

(i) a Lender assigns or transfers any of its rights or obligations under the Finance Documents; and

(ii) as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 13 (Tax gross-up and indemnities) or Clause 14 (Increased Costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

(g)	Each New Lender, by executing the relevant Transfer Certificate or Assignment Agreement, confirms, for the avoidance of doubt, that the Facility Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the transfer or assignment becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as the Existing Lender would have been had it remained a Lender.

24.3	Assignment or transfer fee

The New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Facility Agent (for its own account) a fee of US$2,000.

24.4	Limitation of responsibility of Existing Lenders

	(a)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

		(i)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

		(ii)	the financial condition of any Obligor or the Group;

		(iii)	the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or

		(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

	(b)	Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

		(i)	has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

		(ii)	will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

	(c)	Nothing in any Finance Document obliges an Existing Lender to:

		(i)	accept a re-transfer or re-assignment from a New Lender of any of the rights and obligations assigned or transferred under this Clause 24; or

		(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

24.5	Procedure for transfer

	(a)	Subject to the conditions set out in Clause 24.2 (Conditions of assignment or transfer)

a transfer is effected in accordance with paragraph (c) below when the Facility Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Facility Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

	(b)	The Facility Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

	(c)	On the Transfer Date:

		(i)	to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another under the Finance Documents shall be cancelled (being the "Discharged Rights and Obligations");

		(ii)	each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

		(iii)	the Facility Agent, the Arranger, the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Facility Agent, the Arranger and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

		(iv)	the New Lender shall become a Party as a "Lender".

24.6	Procedure for assignment

	(a)	Subject to the conditions set out in Clause 24.2 (Conditions of assignment or transfer) an assignment may be effected in accordance with paragraph (c) below when the Facility Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender. The Facility Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement.

	(b)	The Facility Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.

(c)	On the Transfer Date:

	(i)	the Existing Lender will assign absolutely to the New Lender the rights under the Finance Documents expressed to be the subject of the assignment in the Assignment Agreement;

	(ii)	the Existing Lender will be released by each Obligor and the other Finance Parties from the obligations owed by it (the "Relevant Obligations") and expressed to be the subject of the release in the Assignment Agreement; and

	(iii)	the New Lender shall become a Party as a "Lender" and will be bound by obligations equivalent to the Relevant Obligations.

(d)	Lenders may utilise procedures other than those set out in this Clause 24.6 to assign their rights under the Finance Documents (but not, without the consent of the relevant Obligor or unless in accordance with Clause 24.5 (Procedure for transfer), to obtain a release by that Obligor from the obligations owed to that Obligor by the Lenders nor the assumption of equivalent obligations by a New Lender) provided that they comply with the conditions set out in Clause 24.2 (Conditions of assignment or transfer).

24.7	Copy of Transfer Certificate or Assignment Agreement to HWDC

The Facility Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate or an Assignment Agreement, send to HWDC a copy of that Transfer Certificate or Assignment Agreement.

24.8	Security over Lenders' rights

In addition to the other rights provided to Lenders under this Clause 24, each Lender may without consulting with or obtaining consent from any Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a) any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(b) in the case of any Lender which is a fund, any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such charge, assignment or Security shall:

(i) release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lender as a party to any of the Finance Documents; or

(ii) require any payments to be made by an Obligor other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.

24.9	Change of Hedge Counterparty

The Hedge Counterparty may (in accordance with the terms of the relevant Hedging Agreement and subject to any consent required under that Hedging Agreement) transfer any of its rights and benefits or obligations in respect of the Hedging Agreements to which it is a party if any transferee has acceded to this Agreement as the Hedge Counterparty pursuant to Clause 24.10 (Hedging Accession Letter).

24.10	Hedging Accession Letter

With effect from the date of acceptance by the Security Agent and the Facility Agent of a Hedging Accession Letter duly executed and delivered to the Security Agent by the relevant acceding party (being an assignee or transferee of the Hedging Counterparty) or, if later, the date specified in that Hedging Accession Letter:

	(a)	any Party ceasing entirely to be the Hedging Counterparty shall be discharged from further obligations towards the Security Agent and other Parties under this Agreement and their respective rights against one another shall be cancelled (except in each case for those rights which arose prior to that date); and

	(b)	as from that date, the replacement or new Hedging Counterparty shall assume the same obligations and become entitled to the same rights, as if it had been an original Party to this Agreement in that capacity.

24.11	Ancillary Provision

Each Obligor shall execute and do all such transfers, assignments, assurances, acts and things as the Facility Agent (or the Hedging Counterparty as the case may be) may reasonably request for perfecting or completing any assignment or transfer.

25.	CHANGES TO THE OBLIGORS

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

SECTION 10
THE FINANCE PARTIES

26.	ROLE OF THE FACILITY AGENT, THE SECURITY AGENT, THE ARRANGER AND THE HEDGING COUNTERPARTY

26.1	Appointment of the Facility Agent and the Security Agent

	(a)	Each Finance Party (other than itself and the Hedging Counterparty) appoints the Facility Agent to act as its agent under and in connection with the Finance Documents.

	(b)	Each Finance Party appoints the Security Agent to act as Security Agent under and in connection with the Finance Documents.

	(c)	Each Finance Party (other than itself and the Hedging Counterparty) authorises the Facility Agent and each Finance Party authorises the Security Agent to exercise the rights, powers, authorities and discretions specifically given to the Facility Agent or, as the case may be, the Security Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

	(d)	Each of the parties to this Agreement agrees that the Security Agent shall have only those duties, obligations and responsibilities expressly specified in this Agreement or in the Finance Documents to which the Security Agent is expressed to be a party (and no others shall be implied).

26.2	Duties of the Facility Agent and the Security Agent

	(a)	Subject to paragraph (b) below, the Facility Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Facility Agent for that Party by any other Party.

	(b)	Without prejudice to Clause 24.7 (Copy of Transfer Certificate or Assignment Agreement to HWDC), paragraph (a) above shall not apply to any Transfer Certificate or to any Assignment Agreement.

	(c)	If the Facility Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

	(d)	If the Facility Agent is aware of the non-payment of any principal, interest, commitment fee or other fee or amount payable to a Finance Party or the Hedging Counterparty (other than the Facility Agent, the Security Agent or the Arranger) under this Agreement it shall promptly notify the other Finance Parties.

	(e)	The Security Agent shall:

(i) promptly notify the Facility Agent and the Hedging Counterparty of the contents of any communication sent or received by it, in its capacity as Security Agent under the Finance Documents, to or from any of the Obligors under any of the Finance Documents;

(ii) forward to a Finance Party the original or a copy of any document which is delivered to the Security Agent for that Party by any other Party provided that, except where a Finance Document expressly provides otherwise, the Security Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another party;

(iii)	notify the Hedging Counterparty promptly upon receipt of any notice or instruction served on it under paragraph 23.19 (Acceleration); and

(iv)	notify each other Finance Party if it enforces, or takes any steps to enforce, any of the Transaction Security.

(f)	Subject to paragraph (e) above, the Security Agent shall have no duty or responsibility, either initially or on a continuing basis, to provide any of the Parties with any information with respect to any Obligor whenever coming into its possession or to provide any of the Parties with any communication received by it under or in connection with any of the Finance Documents.

(g)	The duties of the Facility Agent and the Security Agent under the Finance Documents are solely mechanical and administrative in nature.

26.3	Role of the Arranger

Except as specifically provided in the Finance Documents, the Arranger has no obligations of any kind to any other Party under or in connection with any Finance Document.

26.4	No fiduciary duties

	(a)	Nothing in this Agreement constitutes the Facility Agent, the Security Agent (except as expressly provided in Clause 27 (Security Provisions) or in any Security Documents) or the Arranger as a trustee or fiduciary of any other person.

	(b)	None of the Facility Agent, the Security Agent or the Arranger shall be bound to account to any Finance Party for any sum or the profit element of any sum received by it for its own account.

26.5	Business with the Group

	(a)	The Facility Agent, the Security Agent and the Arranger may each accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group or any other person and shall not be bound to account to such member or any other person for any profits or benefits arising from such business.

	(b)	The Facility Agent, the Security Agent, the Arranger and the Hedging Counterparty shall be entitled, notwithstanding that it is also the Facility Agent, the Security Agent or, as the case may be, the Arranger or Hedging Counterparty to take, or refrain from taking, any action which it would be entitled to take or refrain from taking as a Finance Party or in connection with any other relationship with any member of the Group or any other person if it were not the Facility Agent, the Security Agent or, as the case may be, the Arranger or Hedging Counterparty.

	(c)	Neither the Facility Agent nor the Security Agent shall be precluded, by virtue of its position as a fiduciary or a Finance Party or any such other relationship, from exercising any of its rights, powers, authorities or discretions as agent or, as the case may be, as Security Agent under the Finance Documents.

26.6	Rights and discretions of the Facility Agent and the Security Agent

	(a)	The Facility Agent and the Security Agent may each rely on:

(i)	any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

(ii)	any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b)	The Facility Agent and the Security Agent may each assume (unless it has received notice to the contrary in its capacity as agent or, as the case may be, as Security Agent under the Finance Documents) that:

	(i)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 23.1 (Non-payment and other obligations));

	(ii)	no default (howsoever described) has occurred under any Hedging Agreement (unless it has actual knowledge of the same);

	(iii)	any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised; and

	(iv)	any notice or request given or made by HWDC (other than a Utilisation Request) is given or made on behalf of and with the consent and knowledge of all the Obligors.

(c)	The Facility Agent and the Security Agent may each engage, pay for and rely on the opinion, advice or services of, or any information obtained from, any lawyers, accountants, surveyors or other experts. Any such opinion, advice or information may be sent or obtained by letter, telex message, facsimile transmission, telephone or any other means and neither the Facility Agent nor the Security Agent shall be liable for acting on any opinion, advice or information purporting to be so conveyed although the same shall contain some error or shall not be authentic.

(d)	The Facility Agent and the Security Agent may each act in relation to the Finance Documents through its personnel and agents. Any such agent engaged in any profession or business shall be entitled to be paid all usual professional and other charges for business transacted and acts done by him or any partner or employee of his in connection with the Finance Documents.

(e)	The Facility Agent and the Security Agent may each disclose to any other Party any information it reasonably believes it has received as agent or, as the case may be, as Security Agent under the Finance Documents.

(f)	Notwithstanding any other provision of any Finance Document to the contrary, none of the Facility Agent, the Security Agent or the Arranger is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

26.7	Majority Lenders' and Facility Agent's instructions

	(a)	Unless a contrary indication appears in a Finance Document, the Facility Agent shall (i) exercise any right, power, authority or discretion vested in it as agent under the Finance Documents in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as agent under the Finance Documents) and (ii) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Majority Lenders.

(b)	Unless a contrary indication appears in a Finance Document, the Security Agent shall (i) exercise any right, power, authority or discretion vested in it as Security Agent under the Finance Documents in accordance with any instructions given to it by the Facility Agent (or, if so instructed by the Facility Agent, refrain from exercising any right, power, authority or discretion vested in it as Security Agent under the Finance Documents) and (ii) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Facility Agent.

(c)	Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders to the Facility Agent or, as the case may be, by the Facility Agent to the Security Agent will be binding on all the Finance Parties.

(d)	The Facility Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) and the Security Agent may refrain from acting in accordance with the instructions of the Facility Agent until it has received such security or indemnity as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

(e)	In the absence of instructions from the Majority Lenders, (or, if appropriate, the Lenders) the Facility Agent and, in the absence of instructions from the Facility Agent, the Security Agent may each act (or refrain from taking action) as it considers to be in the best interest of the Finance Parties (which shall exclude the Facility Agent in the case of the Facility Agent) as the case may be.

(f)	Neither the Facility Agent nor the Security Agent is authorised to act on behalf of a Finance Party (without first obtaining that Finance Party's consent) in any legal or arbitration proceedings relating to any Finance Document. The Facility Agent may not give such consent to the Security Agent without first obtaining that Finance Party's consent.

(g)	The Security Agent:

(i) shall be entitled to ensure that any instructions received by it from the Facility Agent, the Arranger, the Hedging Counterparty or the Lenders are duly given in accordance with the terms of the Finance Documents; and

(ii) unless it has received actual notice of revocation, assume that any such instructions have not been revoked.

26.8	Responsibility for documentation

None of the Facility Agent, the Security Agent (or any Receiver or Delegate)or the Arranger is responsible for:

(a)	the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Facility Agent, the Security Agent (or any Receiver or Delegate), the Arranger, an Obligor or any other person given in or in connection with any Finance Document (or the transaction contemplated therein) or the Information Memorandum or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Secured Property (as defined in clause 27 (Security Provisions) or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document or the Secured Property (as defined in Clause 27 (Security Provisions)); or

(c)	any determination as to whether any information provided or to be provided to any Finance Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

26.9	Exclusion of liability

	(a)	Without limiting paragraph (b) below (and without prejudice to the provisions of Clause 30.10(e) (Disruption to Payment Systems etc.) in the case of the Facility Agent, neither the Facility Agent nor the Security Agent will be liable (including, without limitation, for negligence or any other category of liability whatsoever) for any action taken by it under or in connection with or for any omission by it in relation to any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

	(b)	No Party (other than the Facility Agent) may take any proceedings against any officer, employee or agent of the Facility Agent and no Party (other than the Security Agent) may take any proceedings against any officer, employee or agent of the Security Agent in respect of any claim such Party might have against the Facility Agent or the Security Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Facility Agent or the Security Agent may rely on this Clause subject to Clause 1.4 (Third Party Rights) and the provisions of the Third Parties Act.

	(c)	Neither the Facility Agent nor the Security Agent will be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by it if it has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by it for that purpose.

	(d)	Nothing in this Agreement shall oblige the Facility Agent, the Security Agent or the Arranger to carry out any "know your customer" or other checks in relation to any person on behalf of any Lender and each Lender confirms to the Facility Agent, the Security Agent and the Arranger that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Facility Agent or the Arranger.

26.10	Indemnity to the Facility Agent and the Security Agent

	(a)	Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Facility Agent, within three Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Facility Agent (otherwise than by reason of its gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability incurred by the Facility Agent pursuant to Clause 30.10 (Disruption to Payment Systems etc.), notwithstanding the Facility Agent's negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent) in acting as agent under the Finance Documents (unless it has been reimbursed by an Obligor pursuant to a Finance Document).

	(b)	Each of the Finance Parties shall (in the proportion that the Liabilities due to it bears to the aggregate of the Liabilities due to all the Finance Parties for the time being (or, if the Liabilities due to each of those Finance Parties is zero, immediately prior to their being reduced to zero)), indemnify the Security Agent and every Receiver and any Delegate, within three Business Days of demand, against any cost, loss or liability incurred by any of them (otherwise than by reason of the relevant Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct) in acting as Security Agent, Receiver or Delegate under the Finance Documents (unless the relevant Security Agent, Receiver or Delegate has been reimbursed by an Obligor pursuant to a Finance Document), including making any payment under or in respect of any funding request under the HWDLP Partnership Agreement.

(c)	For the purposes only of paragraph (b) above, to the extent that any hedging transaction under a Hedging Agreement has not been terminated or closed out, the Hedging Liabilities due to the Hedging Counterparty in respect of that hedging transaction will be deemed to be:

(i) if the relevant Hedging Agreement is based on an ISDA Master Agreement, the amount, if any, which would be payable to it under that Hedging Agreement in respect of those hedging transactions, if the date on which the calculation is made was deemed to be an Early Termination Date (as defined in the relevant ISDA Master Agreement) for which the relevant Obligor is the Defaulting Party (as defined in the relevant ISDA Master Agreement); or

(ii) if the relevant Hedging Agreement is not based on an ISDA Master Agreement, the amount, if any, which would be payable to it under that Hedging Agreement in respect of that hedging transaction, if the date on which the calculation is made was deemed to be the date on which an event similar in meaning and effect (under that Hedging Agreement) to an Early Termination Date (as defined in any ISDA Master Agreement) occurred under that Hedging Agreement for which the relevant Obligor is in a position similar in meaning and effect (under that Hedging Agreement) to that of a Defaulting Party (under and as defined in the same ISDA Master Agreement), that amount, in each case, to be certified by the relevant Hedging Counterparty and as calculated in accordance with the relevant Hedging Agreement.

(d)	HWDC shall, within three Business Days of demand, indemnify each Lender and/or the Hedging Counterparty as the case may be, against, and reimburse to each Lender and the Hedging Counterparty, as the case may be, the amount of, any payment made by it pursuant to paragraphs (a) or (b) above.

26.11	Resignation of the Facility Agent or the Security Agent

	(a)	The Facility Agent or the Security Agent may resign and appoint one of its Affiliates acting through an office as successor by giving notice to other Finance Parties and in and HWDC.

	(b)	Alternatively:

		(i)	the Facility Agent may resign by giving 30 days' notice to the other Finance Parties and HWDC, in which case the Majority Lenders (after consultation with HWDC) may appoint a successor Facility Agent; and

		(ii)	the Security Agent may resign by giving 30 days' notice to the other Finance Parties and HWDC, in which case all Lenders and the Hedging Counterparty (after consultation with HWDC) may appoint a successor Security Agent.

(c)	If the Majority Lenders have not appointed a successor Facility Agent or, as the case may be, a successor Security Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Facility Agent or, as the case may be, the Security Agent (after consultation with HWDC) may appoint a successor Facility Agent or Security Agent.

(d)	The retiring Agent or Security Agent shall, at its own cost, make available to its successor such documents and records and provide such assistance as its successor may reasonably request for the purposes of performing its functions as agent or Security Agent under the Finance Documents.

(e)	The Facility Agent's resignation notice shall only take effect upon:

(i) the appointment of a successor; and

(ii) the receipt by the Facility Agent of written confirmation from the successor (in form and substance satisfactory to the Facility Agent) that the successor agrees to be bound by the provisions of the Finance Documents and all other related agreements to which the Facility Agent is a party in its capacity as agent under the Finance Documents.

(f)	The Security Agent's resignation notice shall only take effect upon:

(i) the appointment of a successor;

(ii) the receipt by the Facility Agent and the Hedging Counterparty of written confirmation from the successor (in form and substance satisfactory to the Facility Agent and the Hedging Counterparty), together with such other evidence as the Facility Agent and the Hedging Counterparty may require, that the successor agrees to be bound by the provisions of the Finance Documents and all other related agreements to which the Security Agent is a party in its capacity as Security Agent under the Finance Documents; and

(iii) the receipt by the Facility Agent and the Hedging Counterparty of written confirmation from the Security Agent and the successor (in form and substance satisfactory to the Facility Agent and the Hedging Counterparty) that all the Security expressed to be created by or pursuant to, or to be evidenced in, the Security Documents in favour of the Security Agent and all the Security Agent's rights, benefits and obligations as Security Agent under the Finance Documents have been transferred to the successor.

(g)	Upon any such resignation notice taking effect, the retiring Facility Agent or Security Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 26 and Clause 27 (Security Provisions). Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(h)	After consultation with HWDC, the Majority Lenders (and, in the case of the Security Agent, the Hedging Counterparty) may, by notice to the Facility Agent or, as the case may be, through the Facility Agent to the Security Agent, require it to resign in accordance with paragraph (b) above. In this event, the Facility Agent or, as the case may be, the Security Agent shall resign in accordance with paragraph (b) above.

(i)	The Parties agree, if requested to do so, to execute whatever documents may be reasonably required to effect such a change of Facility Agent or Security Agent.

Such a request may be made, in the case of an appointment under paragraph (a) or paragraph (c) above, by the retiring Facility Agent or Security Agent or, in the case of an appointment under paragraph (b) above, by the Majority Lenders.

26.12	Confidentiality

	(a)	In acting as agent under the Finance Documents, the Facility Agent and in acting as Security Agent under the Finance Documents, the Security Agent shall be regarded as acting through its agency or other appropriate division which shall in each case be treated as a separate entity from any other of its divisions or departments.

	(b)	If information is received by another division or department of the Facility Agent or, as the case may be, the Security Agent, it may be treated as confidential to that division or department and the Facility Agent or, as the case may be, the Security Agent shall not be deemed to have notice of it.

26.13	Relationship with the Finance Parties

	(a)	Each of the Facility Agent and the Security Agent, as the case may be, may treat the person shown in its records as Lender or as the Hedging Counterparty at the opening of business (in the place of the Facility Agent's or Security Agent's principal office as notified to the Finance Parties from time to time) as the Lender acting through its Facility Office or the Hedging Counterparty (as applicable):

(i) entitled to or liable for any payment due under any Finance Document on that day; and

(ii) entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day,

unless it has received not less than five Business Days' prior notice from that Lender or the Hedging Counterparty to the contrary in accordance with the terms of this Agreement.

	(b)	Each Lender shall supply the Facility Agent with any information required by the Facility Agent in order to calculate the Mandatory Cost in accordance with Schedule 4 (Mandatory Cost formulae).

	(c)	Any Lender may by notice to the Facility Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address, fax number and electronic mail address and/or any other information required to enable the sending and receipt of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address, department and officer by that Lender for the purposes of Clause 32.2 (Addresses) and the Facility Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender. The Facility Agent shall notify the Security Agent of any such appointment described in the preceding sentence.

	(d)	Neither the Facility Agent nor the Security Agent shall have any obligation or liability to any Finance Party or any other person as a result of any failure by any Obligor or any other person to perform any of its obligations under the Finance Documents.

26.14	Credit appraisal by the Finance Parties

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Facility Agent, the Security Agent and the Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a)	the financial condition, status and nature of each member of the Group, the Diavik Joint Venture, the Manager, Kinross or the Diavik Diamond Mine;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, Security, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(c)	whether that Lender or the Hedging Counterparty has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, Security, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(d)	the ownership, value or sufficiency of any of the Charged Assets, the adequacy or priority of any Security expressed to be created by or pursuant to, or to be evidenced in, any Security Document, the right or title of any person in or to any of the Charged Assets or the existence of any Security affecting the same;

(e)	the adequacy, accuracy and/or completeness of the Information Memorandum, if any, and any other information provided by the Facility Agent, the Security Agent, any Party or any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, Security, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(f)	the adequacy, accuracy and/or completeness of any communication delivered to it under any of the Finance Documents, any legal or other opinions, reports, valuations, certificates, appraisals or other documents delivered or made or required to be delivered or made at any time in connection with any of the Finance Documents or any other report or other document, statement or information circulated, delivered or made, whether orally or otherwise and whether before, on or after the date of this Agreement, and each Finance Party has not relied upon any representation or statement made by the Facility Agent, the Security Agent or the Arranger as being an inducement to enter into any Finance Document.

26.15	Reference Banks

If a Reference Bank (or, if a Reference Bank is not a Lender, the Lender of which it is an Affiliate) ceases to be a Lender, the Facility Agent shall (in consultation with HWDC) appoint another Lender or an Affiliate of a Lender to replace that Reference Bank.

26.16	Management Time of the Facility Agent and the Security Agent

Any amount payable to the Facility Agent or the Security Agent under Clause 15.3 (Indemnity to the Facility Agent and the Security Agent), Clause 17 (Costs and Expenses) and Clause 26.10 (Lenders' Indemnity to the Facility Agent and the Security Agent) shall include the cost of utilising its management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as it may notify to HWDC and the Lenders, and is in addition to any fee paid or payable to it under Clause 12 (Fees).

26.17	Deduction from Amounts Payable by the Facility Agent or the Security Agent

If any Party owes an amount to the Facility Agent or the Security Agent under the Finance Documents the Facility Agent or, as the case may be, the Security Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Facility Agent or, as the case may be, the Security Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

26.18	Change of Office

Either the Facility Agent or the Security Agent may at any time in its sole discretion by notice to each Finance Party and HWDC designate a different office from which its duties as agent or, as the case may be, Security Agent under the Finance Documents will be performed from the date of notification.

26.19	Hedging Counterparty to Notify

	(a)	If an Obligor defaults on any payment due under a Hedging Agreement or any other Event of Default (as defined in any ISDA Master Agreement, or the equivalent term in any Hedging Agreement not based on an ISDA Master Agreement) or Termination Event (as defined in any ISDA Master Agreement, or the equivalent term in any Hedging Agreement not based on an ISDA Master Agreement) occurs in respect of an Obligor, the Hedge Counterparty which is party to that Hedging Agreement shall, upon becoming aware of that default, notify the Security Agent and the Facility Agent.

	(b)	If the Hedging Counterparty terminates or closes-out, in whole or in part, any hedging transaction under any Hedging Agreement it shall notify the Security Agent and the Facility Agent.

27.	SECURITY PROVISIONS

27.1	Definitions

In this Clause 27:

"Deductions" means:

(a)	all sums payable to any Receiver;

(b)	all sums which the Security Agent is required to pay to any person in priority to, or before making any distribution to, the Finance Parties; and

(c)	insurance proceeds required to be applied in repairing, replacing, restoring or rebuilding any Charged Assets which have been damaged or destroyed.

"Proceeds" means all receipts or recoveries by the Security Agent in relation to the Rights and all other moneys which are by the terms of any of the Finance Documents to be applied by the Security Agent in accordance with Clause 27.5 (Application of Proceeds), after deducting (without double counting) the Deductions and including the proceeds (after deducting commissions and expenses) of any permitted currency conversion, and the "Proceeds" attributable to any particular Obligor means all such receipts or recoveries in relation to the Rights relating to that Obligor and all other such moneys which are to be so applied on account of, or in connection with, the obligations of that Obligor under the Finance Documents, after deducting (without double counting) the Deductions insofar as they relate to that Obligor or those Rights or obligations and including the proceeds (after deducting commissions and expenses) of any permitted currency conversion, but not including in any such case any amounts paid to the Security Agent in accordance with Clause 29.5 (c)(vi)(A) (Exceptions).

"Receiver" means a receiver and/or manager, administrative receiver, trustee or similar officer appointed for the purpose of realising, getting in or disposing of any of the Charged Assets.

"Rights" means:

(a)	the Transaction Security;

(b)	all contractual rights in favour of the Security Agent (other than for its sole benefit) under or pursuant to any Finance Document; and

(c)	all rights vested by law in the Security Agent by virtue of its holding the Transaction Security,

and the "Rights" relating to any particular Obligor means:

(d)	the Transaction Security created by, or existing over the assets of, that Obligor;

(e)	all contractual rights falling within paragraph (b) above and granted by that Obligor; and

(f)	all rights vested by law in the Security Agent by virtue of its holding the Transaction Security specified in paragraph (d) above.

"Secured Property" means the Rights and the Proceeds.

"Transaction Security" means any Security for all or any part of the obligations of any Obligor under any Finance Documents expressed to be created by or pursuant to, or to be evidenced in, any Security Document.

27.2	Security for Finance Parties

The Security Agent and each other Finance Party agree that the Security Agent, shall hold the Secured Property as agent for and on behalf of the Finance Parties on the terms and conditions contained in the Finance Documents.

27.3	Directions and Default Procedure

(a)	Each of the Facility Agent and the Security Agent shall as soon as reasonably practicable after becoming aware of the same notify the other of:

(i) any Default arising under Clause 23.1 (Non-payment and other obligations) of which it has actual knowledge; and

(ii) any other Default of which it has received notice (other than from the other) in its capacity as agent or, as the case may be, as Security Agent under the Finance Documents.

(b)	None of the Finance Parties (other than the Security Agent) shall have any independent power to enforce the Security Documents or any of the Transaction Security or to exercise any rights, powers, authorities or discretions or to grant any consents or releases under or pursuant to the Security Documents or otherwise have direct recourse to the Transaction Security except through the Security Agent.

(c)	Subject to (i) Clause 26.7(d) (Majority Lenders' and Facility Agent's Instructions), (ii) compliance by the other Parties with paragraphs (f) and (g) of Clause 27.12 (Relationship with the Finance Parties) and (iii) the provisions of paragraph (g) below, the Security Agent shall take such action (including, without limitation, the exercise of all rights, powers, authorities and discretions and the granting of consents or releases) or, as the case may be, refrain from taking such action under or pursuant to the Finance Documents as the Facility Agent shall specifically direct the Security Agent in writing (and so that only the Facility Agent shall be entitled to give any such directions to the Security Agent). The provisions of the preceding sentence of this paragraph (c) shall not apply where the terms of the Finance Documents entitle the Security Agent to take, or refrain from taking, any action and in any such case the Security Agent shall be entitled to take or, as the case may be, refrain from taking such action without reference to (and notwithstanding any contrary direction from) the Facility Agent.

(d)	Subject to paragraph (c) above, at any time after the Security Documents have become enforceable in accordance with their respective terms, the Security Agent shall, acting on the written directions of the Facility Agent, exercise all powers of enforcement of the Transaction Security in accordance with such directions but not otherwise.

(e)	The Security Agent shall not be required to take any action or exercise any of the rights, powers, authorities or discretions under or pursuant to the Finance Documents beyond those which the Facility Agent shall specifically instruct the Security Agent in writing to take or exercise and then only to the extent stated in the Facility Agent's specific instructions in writing.

(f)	The Security Agent shall at any time after the occurrence of a Default be entitled (but not obliged) to request instructions from the Facility Agent as to whether it should endeavour to enforce any of the rights, powers, authorities or discretions under or pursuant to the Finance Documents and/or as to the manner in which it should endeavour to do so, and to request the Facility Agent to convene on reasonable notice a meeting of the Finance Parties to discuss such matters. The Security Agent shall have no obligation to ensure that the Facility Agent convenes such a meeting or that any Finance Party attends such a meeting.

(g)	The Security Agent shall not be obliged to act or refrain from exercising any right, power authority or discretion vested in it as Security Agent, in accordance with any instructions given to it by the Facility Agent or any other person in respect of any provision or matter which protects the Security Agent's own position in its personal capacity as apposed to the role of Security Agent.

27.4	Payments to the Security Agent

Notwithstanding any other provision of any Finance Document, at any time after any of the Transaction Security becomes enforceable, the Security Agent may require the Facility Agent to pay all sums received or recovered by it from any Obligor under any Finance Document to the Security Agent or as it may direct for application in accordance with the terms of the Finance Documents.

27.5	Application of Proceeds

(a)	All Proceeds attributable to any Obligor shall, to the extent permitted by all applicable laws, be applied by the Security Agent in the following order of priority:

	(i)	first, in or towards payment of any amount then due and payable by that Obligor to the Security Agent or Delegate under the Finance Documents;

	(ii)	secondly, if that Obligor is HWDC or HWDM, in or towards satisfying its obligations (if any) to the Finance Parties under or in relation to 26.10(b) (Indemnity to the Facility Agent and the Security Agent), insofar as such obligations arise as a result of a payment made by or any of them to the Security Agent under Clause 26.10(b) (Indemnity to the Facility Agent and the Security Agent), pro rata to the amounts owed to each of them under Clause 26.10(b) (Indemnity to the Facility Agent and the Security Agent);

	(iii)	thirdly, in payment to:

		(A)	the Facility Agent on its own behalf and on behalf of the Arranger and the Lenders;

		(B)	and the Hedge Counterparty

for application towards the discharge of:

		(C)	the Liabilities owed to each of the Facility Agent, Arranger and each of the Lenders (in accordance with the terms of the Finance Documents); and

		(D)	the Hedging Liabilities (on a pro rata basis between the Hedging Liabilities of each Hedging Counterparty (if applicable));

on a pro rata basis between paragraph (C) above and paragraph (D);

	(iv)	fourthly, if such Obligor is under no further actual or contingent liability under the Finance Documents, in payment to any person whom the Security Agent is obliged to pay in priority to that Obligor, to the extent it is so obliged; and

	(v)	fifthly, in payment to that Obligor.

(b)	Before making any application under paragraph (a) above the Security Agent may:

	(i)	convert any Proceeds attributable to any Obligor from their existing currency of denomination into the currency or currencies (if different) of sums then outstanding from that Obligor under the Finance Documents (any such conversion from one currency to another to be made at the spot rate for the purchase of that other currency with the first-mentioned currency reasonably determined by the Security Agent);

(ii)	place any such Proceeds to the credit of a proceeds or a suspense or any other account or accounts (howsoever named) and hold the same (whether or not set aside by way of reserve in accordance with paragraph (b)(iii) below) in such account or accounts for any period;

(iii)	set aside in any such account, by way of reserve, amounts required to meet:

	(A)	any amount which may become due and payable by that Obligor to the Security Agent under the Finance Documents;

	(B)	all such Deductions insofar as they relate to that Obligor, the Rights relating to that Obligor and the obligations of that Obligor under the Finance Documents which will or may become payable and which will or may not be discharged out of future receipts or recoveries pursuant to, or upon enforcement of, any of the Rights relating to that Obligor; and

	(C)	any other liability which may arise.

(c)	The fact that the Security Agent may apply any Proceeds in accordance with paragraph (a) above will not prevent any subsequent exercise of its powers under paragraph (b) above.

(d)	The fact that the Security Agent may apply any Proceeds in accordance with paragraph (a)(ii) or paragraph (a)(iii) above, or determine that any Obligor is under no further actual or contingent liability under the Finance Documents and apply any Proceeds in accordance with paragraph (a)(iv) or paragraph (a)(v) above, will not prevent the Security Agent from applying any further Proceeds in the order set out in paragraph (a) above.

(e)	The Security Agent shall be entitled to make the deductions or withholdings (on account of Tax or otherwise) from payments under this Agreement which it is required by any applicable law to make, and to pay all Taxes which may be assessed against it and/or all expenses which may be incurred by it in respect of any of the Secured Property, in respect of anything done by it in its capacity as Security Agent under the Finance Documents or otherwise by virtue of such capacity. Each of the Obligors agrees that its obligations under the Finance Documents shall only be discharged by virtue of receipt or recovery by the Security Agent of Proceeds, or of applications made by the Security Agent under this Agreement, to the extent that the ultimate recipient actually receives moneys (whether directly or through the Facility Agent or otherwise) from the Security Agent under this Agreement which are to be applied in or towards the discharge of those obligations.

(f)	If any of the Obligors receives any sum from any person which, pursuant to the Finance Documents, should have been paid to the Security Agent, such sum shall be held on trust for the Finance Parties and shall forthwith be paid over to the Security Agent for application in accordance with this Clause 27.5.

(g)	The Security Agent shall be entitled to pay any Deductions to the person or persons entitled to the same.

(h)	The Security Agent shall have no duty or responsibility, either initially or on a continuing basis, to investigate the application by any other person of any sums distributed pursuant to this Clause 27.5.

27.6	Acceptance of Obligors' Right and Title

The Security Agent shall be entitled to accept without enquiry, requisition or objection such right and title as each of the Obligors may have to any of the Charged Assets and shall not be bound or concerned to investigate or make any enquiry into the right or title of such Obligor to any of the Charged Assets or, without prejudice to the foregoing, to require such Obligor to remedy any defect in its right or title as aforesaid.

27.7	Defects in Transaction Security

The Security Agent shall not be liable for any failure or omission:

	(a)	to require the deposit with it of any deed or document certifying, representing or constituting the title of any of the Obligors to any of the Charged Assets;

	(b)	to obtain any Authorisation or other authority for the execution, delivery, validity, legality, adequacy, performance, enforceability or admissibility in evidence of any of the Finance Documents;

	(c)	to register or notify any of the Transaction Security in accordance with the provisions of any of the documents of title of any of the Obligors;

	(d)	to effect or procure registration of or otherwise protect any of the Transaction Security by registering the same under any applicable registration laws in any territory;

	(e)	to take, or to require any of the Obligors to take, any steps to render the Transaction Security effective or to secure the creation of any ancillary charge under the laws of any jurisdiction; or

	(f)	to require any further assurances in relation to any of the Security Documents.

27.8	No Duty to Collect Payments

The Security Agent shall not have any duty:

	(a)	to ensure that any payment or other financial benefit in respect of any of the Charged Assets is duly and punctually paid, received or collected; or

	(b)	to ensure the taking up of any (or any offer of any) stocks, shares, rights, moneys or other property accruing or offered at any time by way of interest, dividend, redemption, bonus, rights, preference, option, warrant or otherwise in respect of any of the Charged Assets.

27.9	Deposit of Documents

The Security Agent shall be at liberty to place any of the Finance Documents and any other instruments, documents or deeds delivered to it pursuant to or in connection with any of the Finance Documents for the time being in its possession in any safe deposit, safe or receptacle or with any bank (including the Security Agent or the Facility Agent or any of the other Finance Parties), any company whose business includes undertaking the safe custody of documents or any firm of lawyers of good repute and may make arrangements for allowing the relevant Obligor or its lawyers or auditors access to or possession of such Finance Documents, instruments, documents and deeds when necessary and shall not be responsible for any loss incurred in connection with any such deposit, access or possession.

27.10	Investments

Unless provided otherwise in any Finance Document, all moneys which are received by the Security Agent as agent for and on behalf of the Finance Parties in relation to any of the Finance Documents may be invested in the name of the Security Agent or any nominee or under the control of the Security Agent in any investment for the time being authorised by English law for the investment of such money or in any other investments, and if not otherwise invested such moneys may be placed on deposit in the name of the Security Agent or any nominee or under the control of the Security Agent at any bank or institution (including the Security Agent) and upon any terms and in any currency. The Security Agent may at any time change or transfer any such investments to or into other such investments or convert any moneys so deposited into any other currency. The Security Agent shall not be responsible for any loss or any depreciation in the value of any such investment or deposit unless directly caused by its gross negligence or wilful misconduct.

27.11	Insurance

Without prejudice to the provisions of any of the Finance Documents, the Security Agent shall not be under any obligation to insure any property or to require any other person to maintain any such insurance and shall not be responsible for any loss which may be suffered by any person as a result of the lack of or inadequacy or insufficiency of any such insurance. Where the Security Agent is named on any insurance policy as an insured party, it shall not be responsible for any loss which may be suffered by reason of, directly or indirectly, its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless the Facility Agent shall have requested it to do so in writing and the Security Agent shall have failed to do so within 14 days thereafter.

27.12	Relationship with the Finance Parties

	(a)	The Security Agent shall be entitled to, and shall, carry out all dealings under or in relation to the Finance Documents (excluding for this purpose the Hedging Agreement) with the other Finance Parties (excluding for this purpose the Hedging Counterparty) through the Facility Agent.

	(b)	The Security Agent shall be entitled to rely on the Facility Agent's certificate or the Hedging Counterparty's Certificate, as the case may be, as to all amounts which are owing, actually or contingently, at any time by any Obligor to all or any of the Finance Parties or the Hedging Counterparty (other than the Security Agent in its capacity as such) under the Finance Documents, whether or not due.

	(c)	The Security Agent shall be at liberty to accept as sufficient evidence a certificate signed or purported to be signed on behalf of the Facility Agent to the effect that any particular dealing, transaction, step or thing is, in the opinion of the Facility Agent, suitable or expedient or as to any other fact or matter upon which the Security Agent may require to be satisfied and the Security Agent shall in no way be bound to call for further evidence or be responsible for any loss that may be occasioned by acting on any such certificate.

	(d)	The Security Agent shall be entitled to assume that any instructions, authorities or certificates received by it from the Facility Agent or the Hedging Counterparty under or pursuant to the Finance Documents are:

(i) given in accordance with the provisions of the Finance Documents;

(ii)	given, where appropriate, with any prior approval or consent required under the Finance Documents; and

(iii)	given, where appropriate, in accordance with directions of persons or the provisions of agreements by which the Facility Agent is bound,

and the Security Agent shall not be liable to any other person for any action taken or omitted under or in connection with the Finance Documents in accordance with any such instructions, authorities or certificates unless directly caused by its gross negligence or wilful misconduct. Without prejudice to the generality of the foregoing, it is expressly agreed that the Security Agent shall be entitled to assume that, and shall have no duty or responsibility to investigate whether, the Facility Agent has obtained any prior approval or consent (whether from any Lender or the Majority Lenders or any other person or group of persons) which the Facility Agent is required to obtain before giving any such instruction, authority or certificate to the Security Agent.

(e)	The Security Agent shall be entitled (and bound) to assume that the identity of the Facility Agent has not changed from the person named as such in this Agreement or, as the case may be, last notified to the Security Agent under this paragraph (e) unless and until it is notified otherwise by the retiring such Agent and its successor in writing together with the date from which the change becomes effective. The Security Agent shall be entitled to rely upon and assume that any such notification is authentic and shall not be liable for any loss occasioned by so assuming or relying.

(f)	Each of the Facility Agent and the Hedging Counterparty shall promptly notify the Security Agent of the contents of any communication on any matter concerning the Transaction Security between it and any Obligor or which it receives pursuant to Clause 32.3(c) (Delivery).

(g)	The Facility Agent shall furnish to the Security Agent, and each of the Arranger, the Lenders and the Obligors shall furnish to the Facility Agent, for transmission to the Security Agent, such information as the Security Agent may reasonably specify (to or through the Facility Agent) as being necessary or desirable for the purpose of enabling the Security Agent to perform its functions as Security Agent under the Finance Documents.

(h)	Each of the Finance Parties irrevocably authorises the Security Agent to enter into each and any Security Document as agent for and on behalf of such Finance Party.

27.13	Compliance with Law

Notwithstanding anything else contained in the Finance Documents, the Security Agent may refrain from doing anything which would or might in its opinion be contrary to any relevant law of any jurisdiction or any relevant directive or regulation of any agency of any state or which would or might otherwise render it liable to any person, and may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

27.14	Indemnity

	(a)	Each Obligor irrevocably and unconditionally jointly and severally agrees to indemnify the Security Agent and every attorney, agent or other person appointed by the Security Agent under any of the Finance Documents immediately on demand against all claims, demands, liabilities, proceedings, costs, fees, charges, losses and expenses incurred by the Security Agent or any such appointee in relation to or arising out of the taking or holding of any of the Transaction Security, the exercise or purported exercise of any of the rights, powers, authorities and discretions vested in the Security Agent or any such appointee or any other matter or thing done or omitted to be done in connection with any of the Finance Documents or pursuant to any law or regulation (other than any of the same incurred or arising as a result of its or any such appointee's gross negligence or wilful misconduct).

(b)	The Security Agent may, whether or not it has made a demand under paragraph (a) above, indemnify itself and every such appointee out of the Secured Property against all claims, demands, liabilities, proceedings, costs, fees, charges, losses and expenses referred to in paragraph (a) above (other than any incurred or arising as a result of its or any such appointee's gross negligence or wilful misconduct).

27.15	Delegation

(a)	The Security Agent, any Receiver or any Delegate may, at any time delegate by power of attorney or otherwise to any person or persons, or fluctuating body of persons, for any period, all or any of the rights, powers, authorities and discretions vested in it by any of the Finance Documents. Any such delegation may be made upon such terms (including the power to sub-delegate) and subject to such conditions and regulations as the Security Agent, that Receiver or that Delegate may think fit in the interests of the Finance Parties.

(b)	The Security Agent shall not be bound to supervise, or be in any way responsible for any loss incurred by reason of any misconduct or default on the part of, any such delegate or sub-delegate.

27.16	Appointment of Additional Security Agents

	(a)	The Security Agent may at any time appoint (and subsequently remove) any person to act either as a separate security agent or as a co-security agent jointly with it:

(i) if it considers such appointment to be in the interests of the Finance Parties;

(ii) for the purposes of conforming to any legal requirements, restrictions or conditions in any jurisdiction in which any particular act or acts is or are to be performed; or

(iii) for the purposes of obtaining a judgment in any jurisdiction or the enforcement in any jurisdiction of either a judgment already obtained or any of the provisions of the Finance Documents,

and the Security Agent shall give prior notice to HWDC and the Facility Agent of any such appointment.

	(b)	Any such appointment shall only take effect upon the receipt by the Facility Agent of written confirmation from the appointee (in form and substance satisfactory to the Facility Agent) that the appointee agrees to be bound by the provisions of the Finance Documents and all other related agreements to which the Security Agent is a party in its capacity as Security Agent under the Finance Documents.

	(c)	Any person so appointed shall have such rights, powers, authorities and discretions and such duties and obligations as shall be conferred or imposed on such person by the instrument of appointment and shall, subject to any limitation contained in such instrument of appointment, have the same benefits under this Agreement (other than Clause 12.4 (Security Agent Fee) and this Clause 27.16) as the Security Agent.

(d)	The Security Agent shall have power in like manner to remove any person so appointed.

(e)	Such remuneration as the Security Agent may pay to any person so appointed, and any costs, charges and expenses (together with any applicable VAT) incurred by such person in performing its functions pursuant to such appointment, shall be treated as costs, charges and expenses incurred by the Security Agent in performing its functions as Security Agent under the Finance Documents.

(f)	The Security Agent shall not be bound to supervise, or be in any way responsible for any loss incurred by reason of any misconduct or default on the part of, any such Security Agent.

27.17	Amendments by Security Agent

	(a)	Unless the provisions of any Finance Document expressly provide otherwise, the Security Agent may, if authorised by the Facility Agent, amend or vary the terms of, waive breaches of or defaults under or otherwise excuse performance of any provision of, or grant consents under, any of the Security Documents, any such amendment, variation, waiver or consent so authorised to be binding on all Parties and the Security Agent to be under no liability whatsoever in respect thereof.

	(b)	Subject to paragraph (c) below, the Facility Agent may, with the prior approval of the Majority Lenders, authorise the Security Agent to take any action contemplated by paragraph (a) above.

	(c)	The Facility Agent may not authorise the Security Agent to effect:

		(i)	any amendment of any Security Document which would affect the nature or the scope of any of the Charged Assets or any of the Secured Property or the manner in which any Proceeds are to be distributed by the Security Agent;

		(ii)	the release of any of the Transaction Security or of any of the Charged Assets from the Transaction Security; or

		(iii)	any change in this Clause 27.17,

without the prior consent of all the Finance Parties.

	(d)	Paragraphs (a), (b) and (c) above are without prejudice to:

		(i)	any release permitted by Clause 27.18 (Releases) or Clause 27.22 (Release of Transaction Security); or

		(ii)	any amendment of any Security Document insofar as the same is necessary in order to effect such release.

27.18	Releases

The Security Agent shall release Charged Assets from the Transaction Security where such Charged Assets are:

(a) disposed of pursuant to a disposal which is otherwise permitted by the terms of the Finance Documents (and the Facility has confirmed to the Security Agent that this is the case); and

(b)	execute any documents (including, but not limited to, formal releases and certificates of non-crystallisation of floating charges) and do any things insofar as the same are necessary in order to effect any release permitted by this Clause 27.18 or Clause 27.22 (Release of Transaction Security).

27.19	Waiver

Each of the Obligors hereby waives, to the extent permitted under applicable law, all rights it may otherwise have to require that the Transaction Security be enforced in any particular order or manner or that any sum received or recovered from any person, or by virtue of the enforcement of any of the Transaction Security or any other encumbrance of any nature over any assets or revenues, which is capable of being applied in or towards discharge of any of the obligations of the Obligors under the Finance Documents, is so applied, whether on receipt or recovery or at any time thereafter.

27.20	Powers Conferred by General Law

The rights, powers, authorities and discretions conferred upon the Security Agent by this Agreement and the other Finance Documents shall be in addition to any which may from time to time be vested in the Security Agent by the general law or otherwise.

27.21	Perpetuity Period

The perpetuity period under the rule against perpetuities, if applicable to this Agreement, shall be the period of one hundred and twenty-five years from the date of this Agreement.

27.22	Release of Transaction Security

If the Facility Agent, with the approval of the all of the Lenders and the Hedging Counterparty, shall determine that all the obligations of all the Obligors under the Finance Documents have been fully and finally discharged and that none of the Finance Parties is under any commitment, obligation or liability (whether actual or contingent) to make Loans or provide other financial accommodation under or pursuant to any Finance Document to any Obligor, it shall notify the Security Agent of such determination and approval. Upon such notification the Security Agent shall release, without recourse or warranty, all of the Transaction Security then held by it, whereupon each of the Security Agent, the Facility Agent, the other Finance Parties and the Obligors shall be released from its obligations under this Agreement (save for those which arose prior to such release).

27.23	Division separate

	(a)	In acting as security agent for the Secured Parties, the Security Agent shall be regarded as acting through its security agency division which shall be treated as a separate entity from any of its other divisions or departments.

	(b)	If information is received by another division or department of the Security Agent, it may be treated as confidential to that division or department and the Security Agent shall not be deemed to have notice of it.

27.24	Disapplication

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Security Agent in relation to any trust constituted by this Agreement. Where there are any inconsistencies between the Trustee Act 1925 or the Trustee Act 2000 and the provisions of this Agreement, the provisions of this Agreement shall, to the extent allowed by law, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement shall constitute a restriction or exclusion for the purposes of that Act.

28.	CONDUCT OF BUSINESS BY THE FINANCE PARTIES

No provision of this Agreement will:

	(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

	(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

	(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

29.	SHARING AMONG THE FINANCE PARTIES

29.1	Payments to Finance Parties

If a Finance Party, other than for these purposes (subject to Clause 29.5 (Exceptions) below) the Hedging Counterparty (a "Recovering Finance Party") receives or recovers any amount from an Obligor other than in accordance with Clause 30 (Payment mechanics) (a "Recovered Amount") and applies that amount to a payment due under the Finance Documents then:

	(a)	the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery to the Facility Agent;

	(b)	the Facility Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Facility Agent and distributed in accordance with Clause 30 (Payment mechanics), without taking account of any Tax which would be imposed on the Facility Agent in relation to the receipt, recovery or distribution; and

	(c)	the Recovering Finance Party shall, within three Business Days of demand by the Facility Agent, pay to the Facility Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Facility Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 30.5(a) (Partial payments).

29.2	Redistribution of payments

The Facility Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) (the "Sharing Finance Parties") in accordance with Clause 30.5(a) (Partial payments) towards the obligations of that Obligor to the Sharing Finance Parties.

29.3	Recovering Finance Party's rights

On a distribution by the Facility Agent under Clause 29.2 (Redistribution of payments) of a payment received by a Recovering Finance Party from an Obligor, as between the relevant Obligor and the Recovering Finance Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Obligor.

29.4	Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

	(a)	each Sharing Finance Party shall, upon request of the Facility Agent, pay to the Facility Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the "Redistributed Amount"); and

	(b)	as between the relevant Obligor and each relevant Sharing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Obligor.

29.5	Exceptions

	(a)	This Clause 29 shall not apply to the extent that the Recovering Finance Party (including, for these purposes pursuant to paragraph (c) below, the Hedging Counterparty) would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor.

	(b)	A Recovering Finance Party (including, for these purposes pursuant to paragraph (c) below, the Hedging Counterparty) is not obliged to share with any other Finance Party any amount which the Recovering Finance Party (including, for these purposes pursuant to paragraph (c) below, the Hedging Counterparty) has received or recovered as a result of taking legal or arbitration proceedings, if:

		(i)	it notified that other Finance Party, of the legal or arbitration proceedings; and

		(ii)	that other Finance Party, had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

	(c)	This Clause 29 shall apply with the following modifications after the Security Documents have become enforceable and the Facility Agent has notified the other Finance Parties that this Clause 29.5(c) is operative:

		(i)	paragraphs (b) and (c) of Clause 29.1 (Payments to Finance Parties) and Clauses 29.2 (Redistribution of Payments), 29.3 (Recovering Finance Party's Rights) and 29.4 (Reversal of Redistribution) shall not apply, and references to a "Recovering Finance Party" in Clause 29.1 and in this paragraph (c) shall be deemed to include the Hedging Counterparty;

		(ii)	the Recovering Finance Party shall, at the same time as notifying the Facility Agent in accordance with Clause 29.1(a) (Payments to Finance Parties), pay an amount equal to such receipt or recovery to the Facility Agent (or directly to the Security Agent in the case of the Hedging Counterparty), which shall pay an amount equal to such amount to the Security Agent;

		(iii)	the Security Agent shall treat the amount paid to it under paragraph (ii) above as moneys which are by the terms of this Agreement to be applied by it in accordance with Clause 27.5 (Application of Proceeds) on account of, or in connection with, the obligations of the relevant Obligor under the Finance Documents and shall deal with the same accordingly;

(iv)	on a distribution by the Security Agent under Clause 27.5 (Application of Proceeds) of the amount paid to it by the Facility Agent or the Hedging Counterparty under paragraph (ii) above, the Recovering Finance Party will be subrogated to the rights of the other Finance Parties which have shared in the redistribution;

(v)	if and to the extent that the Recovering Finance Party is not able to rely on its rights under paragraph (iv) above, the relevant Obligor shall be liable to the Recovering Finance Party for a debt equal to the amount of such receipt or recovery which is immediately due and payable; and

(vi)	if any part of the receipt or recovery becomes repayable and is repaid by that Recovering Finance Party, then:

	(A)	each other Finance Party shall, upon request of the Security Agent (through the Facility Agent in the case of the Lenders and the Arranger), pay to the Security Agent for transmission to that Recovering Finance Party in accordance with paragraphs (B) and (C) below such amount as the Security Agent shall determine and certify to be necessary to ensure that each Secured Finance Party (including that Recovering Finance Party) bears an appropriate proportion of the repayment made by that Recovering Finance Party (such determination to be made in a manner which is consistent with the order of distribution set out in Clause 27.5 (Application of Proceeds) and the indemnities contained in this Agreement);

	(B)	the Security Agent shall, upon receipt of each amount paid to it under paragraph (A) above, pay an amount equal to such amount to the Facility Agent or the Hedging Counterparty, as the case may be;

	(C)	if paid to the Facility Agent under paragraph (B), the Facility Agent shall, upon receipt of each amount paid to it under paragraph (B) above, pay an amount equal to such amount to that Recovering Finance Party; and

	(D)	that Recovering Finance Party's (including, for the avoidance of doubt, the Hedging Counterparty if the relevant Recovering Finance Party) rights of subrogation in respect of any payment made under paragraph (A) above shall be cancelled and the relevant Obligor will be liable to the Finance Party making such payment for the amount so paid.

29.6	No Security

The provisions of this Clause 29 shall not, and shall not be construed so as to, constitute a charge by any Finance Party, as the case may be, over all or any part of any amount received or recovered by it under any of the circumstances mentioned in this Clause 29.

SECTION 11
ADMINISTRATION

30.	PAYMENT MECHANICS

30.1	Payments to the Facility Agent

(a)	On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, that Obligor or Lender shall make the same available to the Facility Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Facility Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)	Payment shall be made to such account in the principal financial centre of the country of that currency with such bank as the Facility Agent specifies.

30.2	Distributions by the Facility Agent

Each payment received by the Facility Agent under the Finance Documents for another Party shall, subject to Clause 26.17 (Deduction from Amounts Payable by the Facility Agent or the Security Agent), Clause 27.4 (Payments to the Security Agent), Clause 30.3 (Distributions to an Obligor) and Clause 30.4 (Clawback) be made available by the Facility Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Facility Agent by not less than five Business Days' notice with a bank in the principal financial centre of the country of that currency.

30.3	Distributions to an Obligor

The Facility Agent and the Security Agent may (with the consent of the Obligor or in accordance with Clause 31 (Set-off)) each apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

30.4	Clawback

	(a)	Where a sum is to be paid to the Facility Agent or the Security Agent under the Finance Documents for another Party, the Facility Agent or, as the case may be, the Security Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

	(b)	If the Facility Agent or the Security Agent pays an amount to another Party and it proves to be the case that the Facility Agent or, as the case may be, the Security Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Facility Agent or, as the case may be, the Security Agent shall on demand refund the same to the Facility Agent or, as the case may be, the Security Agent together with interest on that amount from the date of payment to the date of receipt by the Facility Agent or, as the case may be, the Security Agent, calculated by it to reflect its cost of funds.

30.5	Partial payments

	(a)	If the Facility Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Facility Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

		(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Facility Agent, the Security Agent or the Arranger under the Finance Documents;

		(ii)	secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under this Agreement;

		(iii)	thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

		(iv)	fourthly, in or towards payment pro rata of any other sum owed to a Lender, the Facility Agent, the Security Agent or the Arranger that is due but unpaid under the Finance Documents.

(b)	The Facility Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (iv) above.

(c)	Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

30.6	No set-off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

30.7	Business Days

(a) Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b) During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

30.8	Currency of account

	(a)	Subject to paragraphs (b) to (e) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Finance Document.

	(b)	A prepayment or repayment of a Loan or Unpaid Sum or a part of a Loan or Unpaid Sum shall be made in the currency in which that Loan or Unpaid Sum is denominated on its due date.

	(c)	Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

	(d)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e)	Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

30.9	Change of currency

	(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

		(i)	any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Facility Agent (after consultation with HWDC); and

		(ii)	any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Facility Agent (acting reasonably).

	(b)	If a change in any currency of a country occurs, this Agreement will, to the extent the Facility Agent (acting reasonably and after consultation with HWDC) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

30.10	Disruption to Payment Systems etc.

If either the Facility Agent determines (in its discretion) that a Disruption Event has occurred or the Facility Agent is notified by HWDC that a Disruption Event has occurred:

	(a)	the Facility Agent may, and shall if requested to do so by HWDC, consult with HWDC with a view to agreeing with HWDC such changes to the operation or administration of the Facility as the Facility Agent may deem necessary in the circumstances;

	(b)	the Facility Agent shall not be obliged to consult with HWDC in relation to any changes mentioned in paragraph (a) if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

	(c)	the Facility Agent may consult with the Lenders, the Security Agent and the Arranger in relation to any changes mentioned in paragraph (a) but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

	(d)	any such changes agreed upon by the Facility Agent and HWDC shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 36 (Amendments and Waivers);

	(e)	the Facility Agent shall not be liable for any damages, costs or losses whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 30.10; and

(f)	the Facility Agent shall notify the Lenders, the Security Agent and the Arranger of all changes agreed pursuant to paragraph (d) above.

31.	SET-OFF

A Finance Party (excluding for the purposes of this Clause 31, the Hedging Counterparty) may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

32.	NOTICES

32.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax, letter or electronic mail.

32.2	Addresses

The address, fax number and e-mail address (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

	(a)	in the case of an Obligor, that identified with its name below;

	(b)	in the case of each Lender, that notified in writing to the Facility Agent on or prior to the date on which it becomes a Party;

	(c)	in the case of the Arranger, the Facility Agent and the Security Agent, that identified with its name below;

	(d)	in the case of any successor Facility Agent, that notified in writing to the retiring Facility Agent on or prior to the date on which the resignation notice of the retiring Agent takes effect;

	(e)	in the case of any successor Security Agent, that notified in writing to the Facility Agent on or prior to the date on which the resignation notice of the retiring Security Trustee takes effect;

	(f)	in the case of the Hedging Counterparty, that notified in writing under the Hedging Accession Letter; and

	(g)	in the case of any additional security agent appointed pursuant to Clause 27.16 (Appointment of Additional Security Agents), that notified in writing to the Facility Agent on or prior to the date on which such appointment takes effect, or any substitute address, fax number, email address or department or officer as the Party may notify to the Facility Agent (or the Facility Agent may notify to the other Parties, if a change is made by the Facility Agent) by not less than five Business Days' notice.

32.3	Delivery

	(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i)	if by way of fax, when received in legible form;

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address; or

(iii)	if by way of electronic mail, when actually reviewed in readable form;

and, if a particular department or officer is specified as part of its address details provided under Clause 32.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to the Facility Agent or the Security Agent will be effective only when actually received by it and then only if it is expressly marked for the attention of the department or officer identified with its signature below (or any substitute department or officer as it shall specify for this purpose).

(c)	All communications from or to an Obligor (other than any between the Security Agent and any Obligor under or in connection with any Security Document) shall be sent through the Facility Agent.

(d)	Any communication or document made or delivered to HWDC in accordance with this Clause 32 will be deemed to have been made or delivered to each of the Obligors.

32.4	Notification of address and fax number

Promptly upon receipt of notification of an address or fax number or change of address or fax number pursuant to Clause 32.2 (Addresses) or changing its own address or fax number, the Facility Agent shall notify the other Parties.

32.5	English language

	(a)	Any notice given under or in connection with any Finance Document must be in English.

	(b)	All other documents provided under or in connection with any Finance Document must be:

		(i)	in English; or

		(ii)	if not in English, and if so required by the Facility Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional (constating), statutory or other official document.

33.	CALCULATIONS AND CERTIFICATES

33.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

33.2	Certificates and Determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

33.3	Day count convention

(a) Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

(b) For the purposes of the Interest Act (Canada) and disclosure under such act, whenever interest to be paid under this Agreement is to be calculated on the basis of a year of 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 360 days or such other period of time, as the case may be.

34.	PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

35.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

36.	AMENDMENTS AND WAIVERS

36.1	Required consents

	(a)	Subject to Clause 36.2 (Exceptions) any term of the Finance Documents (for these purposes excluding any Hedging Agreement), may be amended or waived only with the consent of the Majority Lenders and the Obligors and any such amendment or waiver will be binding on all Parties.

	(b)	The Facility Agent may effect, on behalf of any Lender, Arranger or the Security Agent, any amendment or waiver permitted by this Clause.

36.2	Exceptions

	(a)	An amendment or waiver that has the effect of changing or which relates to:

(i) the definition of "Majority Lenders" in Clause 1.1 (Definitions);

(ii) an extension to the date of payment of any amount under the Finance Documents;

(iii)	a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;

(iv)	an increase in or an extension of any Commitment;

(v)	any provision which expressly requires the consent of all the Lenders;

(vi)	Clause 2.2 (Finance Parties' rights and obligations), Clause 24 (Changes to the Lenders and the Hedging Counterparty) or this Clause 36; or

(vii)	the nature or scope of the guarantee and indemnity granted under Clause 18 (Guarantee and Indemnity),

shall not be made without the prior consent of all the Lenders.

(b)	An amendment or waiver which relates to the rights or obligations of the Facility Agent, the Security Agent or the Arranger (each in their capacity as such) may not be effected without the consent of the Facility Agent, the Security Agent or the Arranger, as the case may be.

(c)	An amendment or waiver which:

	(i)	relates to the identity of the Security Agent;

	(ii)	would have the effect of changing, or relates to, the nature or scope of the guarantee and indemnity granted under Clause 18 (Guarantee and Indemnity) of the Facility Agreement;

	(iii)	relates to the release of any guarantee and indemnity granted under Clause 18 (Guarantee and Indemnity) of the Facility Agreement; or

	(iv)	would affect the nature or scope of the Secured Property or the manner in which the proceeds of enforcement of the Transaction Security are distributed,

may not be affected without the consent of all of the Lenders and the Hedging Counterparty.

37.	CONFIDENTIALITY

37.1	Confidential Information

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 37.2 (Disclosure of Confidential Information), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

37.2	Disclosure of Confidential Information

Any Finance Party may disclose:

(a) to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, insurers, insurance brokers, service providers, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)	to any person:

	(i)	to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents and to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

	(ii)	with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

	(iii)	appointed by any Finance Party or by a person to whom paragraph (b)(i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf (including, without limitation, any person appointed under Clause 26.13(c) (Relationship with the Lenders));

	(iv)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (b)(i) or (b)(ii) above;

	(v)	to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

	(vi)	to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 24.8 (Security over Lenders' rights);

	(vii)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

	(viii)	who is a Party; or

	(ix)	with the consent of HWDC;

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

		(A)	in relation to paragraphs (b)(i), (b)(ii) and b(iii) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B)	in relation to paragraph (b)(iv) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C)	in relation to paragraphs (b)(v), (b)(vi) and (b)(vii) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable to do so in the circumstances;

(c)	to any person appointed by that Finance Party or by a person to whom paragraph (b)(i) or (b)(ii) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between HWDC and the relevant Finance Party;

(d)	to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Obligors.

37.3	Entire agreement

This Clause 37 (Confidentiality) constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

37.4	Inside information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

37.5	Notification of disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform HWDC:

(a) of the circumstances of any disclosure of Confidential Information made pursuant to paragraph (b) or (d) of Clause 37.2 (Disclosure of Confidential Information) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this Clause 36.2(c) (Confidentiality).

37.6	Continuing obligations

The obligations in this Clause 37 (Confidentiality) are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of twelve months from the earlier of:

	(a)	the date on which all amounts payable by the Obligors under or in connection with this Agreement have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and

	(b)	the date on which such Finance Party otherwise ceases to be a Finance Party.

38.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

SECTION 12
GOVERNING LAW AND ENFORCEMENT

39.	GOVERNING LAW

This Agreement, and any non-contractual obligations arising out of it, are governed by English law.

40.	ENFORCEMENT

40.1	Jurisdiction

(a) The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a "Dispute").

(b) The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c) This Clause 40.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

40.2	Service of process

	(a)	Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

		(i)	irrevocably appoints Stikeman Elliott LLP, whose address for service is Dauntsey House, 4B Frederick's Place, London EC2R 8AB, as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document;

		(ii)	agrees that if, for any reason, the appointment of any process agent appointed by such Obligor in or in accordance with this Clause 40.2 ceases to be effective, it will immediately appoint a substitute process agent with an address for service in England and Wales, notify the Facility Agent of such appointment and of such substitute process agent's address for service and deliver to the Facility Agent evidence, in form and substance satisfactory to the Facility Agent, that such substitute process agent has accepted its appointment;

		(iii)	agrees that process will be effectively served on it if served upon the address for service specified in paragraph (a)(i) above of the process agent specified in such paragraph or, if there has been a change in the address for service of such process agent, upon the last address for service notified to the Facility Agent of such process agent or, if such Obligor has appointed a substitute process agent in accordance with paragraph (a)(ii) above, upon the last address for service notified to the Facility Agent of the last substitute process agent so appointed (and in respect of which notice of such appointment has been given to the Facility Agent in accordance with paragraph (a)(ii) above) notwithstanding that such process agent or substitute process agent is no longer found at such address or has ceased to act or exist; and

(iv) agrees that failure by a process agent to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

(b)	Each Obligor appointed as a process agent under this Clause 40.2 or otherwise pursuant to or in connection with this Agreement accepts such appointment.

(c)	As used in this Clause 40.2, the expression "process agent" includes, where the context so admits, a substitute process agent.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

The Original Parties

Part I
The Original Obligors

Name of original Borrowers	Registration number (or equivalent, if any)
Harry Winston Diamond Corporation	600366-4
Harry Winston Diamond Mines Ltd.	C4224

Name of original Guarantors	Registration number (or equivalent, if any)
Harry Winston Diamond Corporation	600366-4
Harry Winston Diamond Mines Ltd.	C4224
6355137 Canada Inc.	635513-7

Name of original Security providers	Registration number (or equivalent, if any)
Harry Winston Diamond Corporation	600366-4
Harry Winston Diamond Mines Ltd.	C4224
6355137 Canada Inc.	635513-7

Part II
The Original Lenders

Name of Original Lender	Commitment (US$)

Standard Chartered Bank	125,000,000

SCHEDULE 2
Conditions Precedent

1.	ORIGINAL OBLIGORS

	(a)	A copy of the articles and by-laws (and all amendments thereto) of each Obligor.

	(b)	A copy of the certificate made and registered under section 58 of the Partnership Act (NWT) with respect to HWDLP.

	(c)	A copy of a resolution of the board of directors of each Obligor:

(i) approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party (including, with respect to each of HWDM and Canada Inc. consenting to the transfer and pledge of its shares) and resolving that it execute the Finance Documents to which it is a party;

(ii) authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(iii) authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

	(d)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (c) above.

	(e)	A certificate of each Obligor (signed by a director or officer) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on any Borrower to be exceeded.

	(f)	A certificate of each Obligor (signed by a director or officer) certifying that each copy document relating to it specified in this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

	(g)	A certificate of each Obligor (signed by a director or officer) confirming that that Obligor has not registered a UK establishment (as defined in the Overseas Companies Regulations 2009).

	(h)	A certificate of compliance with respect to each of the Obligors dated as of the date of this Agreement.

	(i)	A certificate of an officer of each of the Obligors with respect to certain factual matters and attaching, inter alia, thereto true and correct copies of (i) its articles and all amendments thereto, (ii) its by-laws and all amendments thereto and (iii) the relevant resolution referenced in paragraph 1(c) above.

2.	LEGAL OPINIONS

	(a)	A legal opinion of Baker & McKenzie LLP, London office, legal advisers to the Arranger, the Security Agent and the Facility Agent, as to English law.

	(b)	A legal opinion of Stikeman Elliott LLP, legal advisers to the Obligors, as to Ontario law.

(c)	A legal opinion of Davis and Company, legal advisers to the Obligors as to Northwest Territories law.

3.	OTHER DOCUMENTS AND EVIDENCE

	(a)	Evidence that any process agent referred to in Clause 40.2 (Service of Process) has accepted its appointment.

	(b)	A copy of any other Authorisation or other document, opinion or assurance which the Facility Agent considers to be necessary or desirable (if it has notified HWDC accordingly) in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

	(c)	The Original Financial Statements.

	(d)	Evidence that the fees, costs and expenses then due from HWDC or HWDM pursuant to Clause 12 (Fees), Clause 13.5 (Stamp Taxes) and Clause 17 (Costs and Expenses) have been paid or will be paid by the first Utilisation Date.

	(e)	All necessary "know your customer" requirements of the Finance Parties satisfied.

	(f)	A certified structure chart for the Group, which shall show voting interests in members of the Restricted Group and, the structure, to the best of HWDC's knowledge and belief of the ownership of HWDLP and the Diavik Joint Venture.

4.	FINANCE DOCUMENTS

Each of the following documents duly executed by all the parties thereto:

	(a)	this Agreement;

	(b)	each Fee Letter; and

	(c)	the Kinross Consent.

5.	SECURITY DOCUMENTS

	(a)	A perfection certificate with respect to each Obligor.

	(b)	Each of the following documents duly executed by all the parties thereto:

		(i)	the HWDC Pledge Agreement;

		(ii)	the HWDM General Security Agreement;

		(iii)	the HWDM Pledge Agreement;

		(iv)	the Canada Inc. General Security Agreement; and

		(v)	the Canada Inc. Pledge Agreement.

	(c)	Certificates evidencing:

		(i)	the Equity Interests held by HWDC in the capital of HWDM;

		(ii)	the Equity Interests held by HWDM in the capital of Canada Inc.;

(iii)	the Equity Interests held by HWDM in the capital of HWDLP; and

(iv)	the Equity Interests held by Canada Inc. in the capital of HWDLP.

(d)	Transfer powers with respect to:

	(i)	the Equity Interests held by HWDC in the capital of HWDM;

	(ii)	the Equity Interests held by HWDM in the capital of Canada Inc.;

	(iii)	the Equity Interests held by HWDM in the capital of HWDLP; and

	(iv)	the Equity Interests held by Canada Inc. in the capital of HWDLP.

(e)	Filing of financing statements under the applicable personal property security legislation (or equivalent) against:

	(i)	HWDC;

	(ii)	HWDM; and

	(iii)	Canada Inc.

(f)	Such other documents as the Facility Agent considers to be necessary or desirable in connection with the creation, validity, perfection or priority of the Security referred to in the documents specified in paragraph 5(b) above.

6.	DIAVIK MINING CPS

Copies, certified by HWDC to be true, complete and in full force and effect, of the following documents:

	(a)	each Diavik Document;

	(b)	each DDMI Agreement;

	(c)	each DDMI Authorisation; and

	(d)	each Kinross Document.

SCHEDULE 3
Utilisation Request

From: [Borrower]

To: [Facility Agent]

Dated:

Dear Sirs

Harry Winston Diamond Corporation – US$125,000,000 Facility Agreement
dated [ ] (the "Agreement")

1.	We refer to the Agreement. This is a Utilisation Request. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	We wish to borrow a Loan on the following terms:

Proposed Utilisation Date:	[ ] (or, if that is not a Business Day, the next
Business Day)
Currency of Loan:	[ ]
Amount:	[ ] or, if less, the Available Facility
Interest Period:	[ ]

3.	We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

4.	The proceeds of this Loan should be credited to [account].

5.	This Utilisation Request is irrevocable.

Yours faithfully

__________________________
authorised signatory for

[name of relevant Borrower]

SCHEDULE 4
Mandatory Cost formulae

1.	The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2.	On the first day of each Interest Period (or as soon as possible thereafter) the Facility Agent shall calculate, as a percentage rate, a rate (the "Additional Cost Rate") for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Facility Agent as a weighted average of the Lenders' Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant Loan) and will be expressed as a percentage rate per annum.

3.	The Additional Cost Rate for any Lender lending from a Facility Office in a Participating Member State will be the percentage notified by that Lender to the Facility Agent. This percentage will be certified by that Lender in its notice to the Facility Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender's participation in all Loans made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office.

4.	The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Facility Agent as follows:

(a)	in relation to a sterling Loan:

	AB + C ( B − D) + E × 0 01	per cent. per annum
100 − ( A + C )

(b)	in relation to a Loan in any currency other than sterling:

	E × 0 01.	per cent. per annum.
300

Where:

A	is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

B	is the percentage rate of interest (excluding the Margin and the Mandatory Cost and, if the Loan is an Unpaid Sum, the additional rate of interest specified in paragraph (a) of Clause 9.3 (Default interest)) payable for the relevant Interest Period on the Loan.

C	is the percentage (if any) of Eligible Liabilities which that Lender is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

D	is the percentage rate per annum payable by the Bank of England to the Facility Agent on interest bearing Special Deposits.

E	is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Facility Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Facility Agent pursuant to paragraph 7 below and expressed in pounds per £1,000,000.

5.	For the purposes of this Schedule:

	(a)	"Eligible Liabilities" and "Special Deposits" have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

	(b)	"Fees Rules" means the rules on periodic fees contained in the Financial Services Authority Fees Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

	(c)	"Fee Tariffs" means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

	(d)	"Tariff Base" has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6.	In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 per cent. will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

7.	If requested by the Facility Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Facility Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of that Reference Bank.

8.	Each Lender shall supply any information required by the Facility Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:

(a) the jurisdiction of its Facility Office; and

(b) any other information that the Facility Agent may reasonably require for such purpose.

Each Lender shall promptly notify the Facility Agent of any change to the information provided by it pursuant to this paragraph.

9.	The percentages of each Lender for the purpose of A and C above and the rates of charge of each Reference Bank for the purpose of E above shall be determined by the Facility Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Lender notifies the Facility Agent to the contrary, each Lender's obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

10.	The Facility Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11.	The Facility Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs 3, 7 and 8 above.

12.	Any determination by the Facility Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all Parties.

13.	The Facility Agent may from time to time, after consultation with HWDC and the Lenders, determine and notify to all Parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all Parties.

SCHEDULE 5
Form of Transfer Certificate

To:	Standard Chartered Bank as Facility Agent
From:	[The Existing Lender] (the "Existing Lender") and [The New Lender] (the "New Lender")

Dated:

Harry Winston Diamond Corporation – US$125,000,000 Facility Agreement
dated [ ] (the "Agreement")

1.	We refer to the Agreement. This is a Transfer Certificate. Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2.	We refer to Clause 24.5 (Procedure for transfer):

(a) The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender's Commitment, rights and obligations referred to in the Schedule in accordance with Clause 24.5 (Procedure for transfer).

(b)	The proposed Transfer Date is [ ].

(c)	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 32.2 (Addresses) are set out in the Schedule.

3.	The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of Clause 24.4 (Limitation of responsibility of Existing Lenders).

4.	This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

5.	This Transfer Certificate is governed by English law.

6.	This Transfer Certificate has been entered into on the date stated at the beginning of this Transfer Certificate.

THE SCHEDULE
Commitment/rights and obligations to be transferred

[insert relevant details]
[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender]	[New Lender]
By:	By:

This Transfer Certificate is accepted by the Facility Agent and the Transfer Date is confirmed as [            ].

[Facility Agent]

By:

SCHEDULE 6

Form of Assignment Agreement

To:        Standard Chartered Bank as Facility Agent and Harry Winston Diamond Corporation, for and on behalf of each Obligor

From:    [the Existing Lender] (the "Existing Lender") and [the New Lender] (the "New Lender")

Dated:

Harry Winston Diamond Corporation - US$125,000,000 Facility Agreement
dated [        ] (the "Agreement")

1.	We refer to the Agreement. This is an Assignment Agreement. Terms defined in the Agreement have the same meaning in this Assignment Agreement unless given a different meaning in this Assignment Agreement.

2.	We refer to Clause 24.6 (Procedure for assignment):

(a) The Existing Lender assigns absolutely to the New Lender all the rights of the Existing Lender under the Agreement and the other Finance Documents which relate to that portion of the Existing Lender's Commitments and participations in Loans under the Agreement as specified in the Schedule.

(b) The Existing Lender is released from all the obligations of the Existing Lender which correspond to that portion of the Existing Lender's Commitments and participations in Loans under the Agreement specified in the Schedule.

(c) The New Lender becomes a Party as a Lender and is bound by obligations equivalent to those from which the Existing Lender is released under paragraph (b) above.

3.	The proposed Transfer Date is [ ].

4.	On the Transfer Date the New Lender becomes Party to the Finance Documents as a Lender.

5.	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 32.2 (Addresses) are set out in the Schedule.

6.	The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of Clause 24.4 (Limitation of responsibility of Existing Lenders).

7.	This Assignment Agreement acts as notice to the Facility Agent (on behalf of each Lender, the Arranger and the Security Agent) and, upon delivery in accordance with Clause 24.7 (Copy of Transfer Certificate or Assignment Agreement to HWDC), to HWDC (on behalf of each Obligor) of the assignment referred to in this Assignment Agreement.

8.	This Assignment Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Assignment Agreement.

9.	This Assignment Agreement is governed by English law.

10.	This Assignment Agreement has been entered into on the date stated at the beginning of this Assignment Agreement.

THE SCHEDULE

Rights to be assigned and obligations to be released and undertaken

[insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments]

[Existing Lender]	[New Lender]

By:	By:

This Assignment Agreement is accepted by the Facility Agent and the Transfer Date is confirmed as [        ].

Signature of this Assignment Agreement by the Facility Agent constitutes confirmation by the Facility Agent of receipt of notice of the assignment referred to herein, which notice the Facility Agent receives on behalf of each Lender, Arranger and the Security Agent.

[Facility Agent]

By:

SCHEDULE 7
Form of Compliance Certificate

To:          Standard Chartered Bank as Facility Agent
From:      Harry Winston Diamond Corporation Dated: Dear Sirs

Harry Winston Diamond Corporation UD$125,000,000 Facility Agreement dated [ ] (the "Agreement")

1.	We refer to the Agreement. This is a Compliance Certificate. Terms defined in the Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2.	We confirm that:

	(a)	as at [relevant testing date], the ratio of Debt to Equity of the Restricted Group was [ ];

	(b)	the ratio of Debt at the end of the last Relevant Period to EBITDA of the Restricted Group in respect of the last Relevant Period was [ • ]:[ • ];

	(c)	the ratio of EBITDA to Interest Expense of the Restricted Group in respect of the last Relevant Period was [ • ]:[ • ]; and

	(d)	the Consolidate Tangible Net Worth of the Group is at least US$450,000,000 and as at [relevant testing date] was [ ].

3.	We set out below calculations establishing the figures in paragraph 2 above: [ ].*

4.	[We confirm that no Default is continuing].

Signed:	_________________________________	_________________________________

	CFO	[Authorised Officer]

	of	of

	Harry Winston Diamond Corporation	Harry Winston Diamond Corporation

* If any statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.

SCHEDULE 8

Existing Security

Name of Obligor/ Restricted Group person	Security	Total Principal Amount of Indebtedness Secured

(1) HWDLP	Security right pursuant to	Zero. There shall be no amounts
	section 9.4(c) of the Diavik	secured by this Security.
Joint Venture Agreement.

SCHEDULE 9

LMA Form of Confidentiality Undertaking

[Letterhead of Arranger]

To:
[insert name of Potential Lender]

Re:	The Facility

Company:		(the "Company")
Date:
Amount:
Agent:

Dear Sirs

We understand that you are considering participating in the Facility. In consideration of us agreeing to make available to you certain information and to prevent front-running of the Facility, by your signature of a copy of this letter you agree as follows:

(A)	CONFIDENTIALITY

1.	CONFIDENTIALITY UNDERTAKING

You undertake:

1.1	to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by paragraph (A)2 below and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to your own confidential information;

1.2	to keep confidential and not disclose to anyone except as provided for by paragraph (A)2 below the fact that the Confidential Information has been made available or that discussions or negotiations are taking place or have taken place between us in connection with the Facility; and

1.3	to use the Confidential Information only for the Permitted Purpose.

2.	PERMITTED DISCLOSURE

We agree that you may disclose such Confidential Information and such of those matters referred to in paragraph (A)1.2 above as you shall consider appropriate:

2.1	to members of the Participant Group and their officers, directors, employees, professional advisers and auditors if any person to whom the Confidential Information is to be given pursuant to this paragraph (A)2.1 is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information, except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

2.2	to any person to whom information is required or requested to be disclosed by any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation; and

2.3	with the prior written consent of us and the Company.

3.	NOTIFICATION OF DISCLOSURE

You agree (to the extent permitted by law and regulation) to inform us:

3.1	of the circumstances of any disclosure of Confidential Information made pursuant to paragraph (A)2.2 above except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

3.2	upon becoming aware that Confidential Information has been disclosed in breach of this letter.

4.	RETURN OF COPIES

If you do not participate in the Facility and we so request in writing, you shall return all Confidential Information supplied to you by us and destroy or permanently erase (to the extent technically practicable) all copies of Confidential Information made by you and use your reasonable endeavours to ensure that anyone to whom you have supplied any Confidential Information destroys or permanently erases (to the extent technically practicable) such Confidential Information and any copies made by them, in each case save to the extent that you or the recipients are required to retain any such Confidential Information by any applicable law, rule or regulation or by any competent judicial, governmental, supervisory or regulatory body or in accordance with internal policy, or where the Confidential Information has been disclosed under paragraph (A)2.2 above.

5.	CONTINUING OBLIGATIONS

The obligations in this letter are continuing and, in particular, shall survive the termination of any discussions or negotiations between you and us. Notwithstanding the previous sentence, the obligations in Part A of this letter [(other than those set out in paragraph A(10) below which shall remain in place until the end of the Offer Period (as defined in paragraph A(10) below))] shall cease on the earlier of (a) the date on which you become a party to the Facility Agreement or (b) [twelve] months after the date of this letter.

6.	NO REPRESENTATION; CONSEQUENCES OF BREACH, ETC

You acknowledge and agree that:

6.1	neither we nor any of our officers, employees or advisers (each a "Relevant Person") (i) make any representation or warranty, express or implied, as to, or assume any responsibility for, the accuracy, reliability or completeness of any of the Confidential Information or any other information supplied by us or any member of the Group or the assumptions on which it is based or (ii) shall be under any obligation to update or correct any inaccuracy in the Confidential Information or any other information supplied by us or any member of the Group or be otherwise liable to you or any other person in respect of the Confidential Information or any such information; and

6.2	we or members of the Group may be irreparably harmed by the breach of the terms of this letter and damages may not be an adequate remedy; each Relevant Person or member of the Group may be granted an injunction or specific performance for any threatened or actual breach of the provisions of this letter by you.

7.	ENTIRE AGREEMENT; NO WAIVER; AMENDMENTS, ETC

7.1	This letter constitutes the entire agreement between us in relation to your obligations regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

7.2	No failure or delay in exercising any right or remedy under this letter will operate as a waiver thereof nor will any single or partial exercise of any right or remedy preclude any further exercise thereof or the exercise of any other right or remedy under this letter.

7.3	The terms of this letter and your obligations under this letter may only be amended or modified by written agreement between us.

8.	INSIDE INFORMATION

You acknowledge that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and you undertake not to use any Confidential Information for any unlawful purpose.

9.	NATURE OF UNDERTAKINGS

The undertakings given by you under Part A of this letter are given to us and (without implying any fiduciary obligations on our part) are also given for the benefit of the Company and each other member of the Group.

10.	[[STANDSTILL

You acknowledge and agree that neither you nor any other member of the Participant Group:

10.1	hold any shares in [offeree company] or are otherwise interested in shares carrying voting rights in [offeree company];

10.2	will:

	(a)	acquire or offer to acquire, or cause any other person to acquire or to offer to acquire, any shares in [offeree company] or other interests in shares carrying voting rights in [offeree company] until the end of the offer period (as defined in the Takeover Code) (the "Offer Period"); or

	(b)	enter into an agreement or arrangement (whether or not legally binding) that would result in the acquisition of shares in [offeree company] or other interests in shares carrying voting rights in [offeree company] until the end of the Offer Period, provided that nothing in this paragraph 10.2 shall prevent the acquisition of shares in [offeree company] or other interests in shares carrying voting rights in [offeree company]:

(c)	carried out in a client-serving capacity by any part of the trading operations of an entity in the Participant Group that is a recognised intermediary within the meaning of the Takeover Code; or

(d)	with the consent of the Takeover Panel, by a member of the Participant Group as security for a loan in the normal course of business.]/OR

[10.	INFORMATION BARRIERS

You acknowledge and agree that:

10.1	you have established information barriers between the persons or entities within the Participant Group which are responsible for:

	(a)	making decisions in relation to your or their participation in the Facility; and

	(b)	trading, or making investment decisions in relation to, equity investments,

and that those information barriers comply with the minimum standards for effective information barriers identified in Practice Statement No. 25 ("Debt Syndication During Offer Periods") published by the Takeover Panel Executive on 17 June 2009 (the "Information Barriers"); and

10.2	you will maintain the Information Barriers, and ensure that the Confidential Information may not be accessed by any persons or entities within the Participant Group who hold or may acquire shares in [offeree company] or who are or may be otherwise interested in shares carrying voting rights in [offeree company], until the end of the offer period (as defined in the Takeover Code).]]

(B)	FRONT RUNNING - PARTICIPANT

No Front Running Undertaking

You acknowledge and agree that:

(a)	you will not, and you will procure that no other member of the Participant Group will engage in any Front Running;

(b)	if you or any other member of the Participant Group engages in any Front Running we may suffer loss or damage [and your position in future financings with us and the Company may be prejudiced];

(c)	if you or any other member of the Participant Group engages in any Front Running we retain the right not to allocate to you a participation under the Facility;

(d)	[you confirm that neither you nor any other member of the Participant Group has engaged in any Front Running.]

[When you sign the Facility Agreement and any transfer document under the Facility Agreement (in the case of any transfer document, only if signed within [three/six] months after [the date of signing of the Facility Agreement]/[the Free to Trade Time]), you will, if we so request, confirm to us in writing that neither you nor any other member of the Participant Group has breached the terms of this Part B of this letter.]

[Any arrangement, front-end or similar fee which may be payable to you in connection with the Facility is only payable on condition that neither you nor any other member of the Participant Group has breached the terms of this Part B of this letter. This condition is in addition to any other conditions agreed between us in relation to your entitlement to any such fee.]

(C)	FRONT RUNNING - ARRANGER

No Front Running Undertaking

On our receipt of a copy of this letter signed by you, we acknowledge and agree that:

(a)	we will not, and we will procure that no other member of the Arranger Group will engage in any Front Running;

(b)	if we or any other member of the Arranger Group engages in any Front Running you may suffer loss or damage [and our position in future financings with you and the Company may be prejudiced];

(c)	[we confirm that neither we nor any other member of the Arranger Group has engaged in any Front Running.]

[When we sign the Facility Agreement and any transfer document under the Facility Agreement (in the case of any transfer document, only if signed within [three/six] months after [the date of signing of the Facility Agreement]/[the Free to Trade Time]), we will, if you so request, confirm to you in writing that neither we nor any other member of the Arranger Group has breached the terms of Part C of this letter.]

(D)	MISCELLANEOUS

14.	THIRD PARTY RIGHTS

14.1	Subject to this paragraph (D)14 and to paragraphs (A)6 and (A)9, a person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 (the "Third Parties Act") to enforce or to enjoy the benefit of any term of this letter.

14.2	The Relevant Persons and each member of the Group may enjoy the benefit of the terms of paragraphs (A)6 and (A)9 subject to and in accordance with this paragraph (D)1 and the provisions of the Third Parties Act.

14.3	Notwithstanding any provisions of this letter, the parties to this letter do not require the consent of any Relevant Person or any member of the Group to rescind or vary this letter at any time.

15.	GOVERNING LAW AND JURISDICTION

15.1	This letter and the agreement constituted by your acknowledgement of its terms (the "Letter") and any non-contractual obligations arising out of or in connection with it (including any non- contractual obligations arising out of the negotiation of the transaction contemplated by this Letter) are governed by English law.

15.2	The courts of England have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Letter (including a dispute relating to any non-contractual obligation arising out of or in connection with either this Letter or the negotiation of the transaction contemplated by this Letter).

16.	DEFINITIONS

In this letter (including the acknowledgement set out below):

"Arranger Group" means us, each of our holding companies and subsidiaries and each subsidiary of each of our holding companies (as each such term is defined in the Companies Act 2006) and each of our or their directors, officers and employees (including any sales and trading teams) provided that when used in this letter in respect of an Arranger it applies severally only in respect of that Arranger, each of that Arranger's holding companies and subsidiaries, each subsidiary of each of its holding companies and each director, officer and employee (including any sales and trading teams) of that Arranger or any of the foregoing and not, for the avoidance of doubt, those of another Arranger.

"Confidential Information" means all information relating to the Company, any Obligor, the Group, [the Target Group,] the Finance Documents and/or the Facility which is provided to you in relation to the Finance Documents or Facility by us or any of our affiliates or advisers, in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(a)	is or becomes public information other than as a direct or indirect result of any breach by you of this letter; or

(b)	is identified in writing at the time of delivery as non-confidential by us or our advisers; or

(c)	is known by you before the date the information is disclosed to you by us or any of our affiliates or advisers or is lawfully obtained by you after that date, from a source which is, as far as you are aware, unconnected with the Group [or the Target Group] and which, in either case, as far as you are aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

"Facility Agreement" means the facility agreement entered into or to be entered into in relation to the Facility.

"Facility Interest" means a legal, beneficial or economic interest acquired or to be acquired expressly and specifically in or in relation to the Facility, whether as initial lender or by way of assignment, transfer, novation, sub-participation (whether disclosed, undisclosed, risk or funded) or any other similar method.

"Finance Documents" means the documents defined in the Facility Agreement as Finance Documents.

"Free to Trade Time" means the time we, or any relevant bookrunner(s), notify the parties participating as lenders of record in Syndication of their final allocations in the Facility.

"Front Running" means undertaking any of the following activities prior to the Free to Trade Time which is intended to or is reasonably likely to encourage any person to take a Facility Interest except as a lender of record in Syndication:

(a)	communication with any person or the disclosure of any information to any person in relation to a Facility Interest; [or]

(b)	making a price (whether firm or indicative) with a view to buying or selling a Facility Interest; [or]

(c)	[entering into (or agreeing to enter into) any agreement, option or other arrangement, whether legally binding or not, giving rise to the assumption of any risk or participation in any exposure in relation to a Facility Interest], excluding where any of the foregoing is:

(i)	made to or entered into by you with another member of the Participant Group (in the case of the undertaking made by you in this letter) or by us with another member of the Arranger Group (in the case of the undertaking made by us in this letter); or

(ii)	an act of a member of the Participant Group (in the case of the undertaking made by you in this letter) or the Arranger Group (in the case of the undertaking made by us in this letter)

who in each case is operating on the public side of an information barrier unless such person is acting on the instructions of a person who has received Confidential Information and is aware of the proposed Facility.

"Group" means the Company and its subsidiaries for the time being (as such term is defined in the Companies Act 2006).

["interests in shares" shall have the same meaning as "interests in securities" under the Takeover Code.]

"Obligor" means a borrower or a guarantor under the Facility Agreement.

"Participant Group" means you, each of your holding companies and subsidiaries and each subsidiary of each of your holding companies (as each such term is defined in the Companies Act 2006) and where such term is used in Part B of this letter and the definition of "Front Running" each of your or their directors, officers and employees (including any sales and trading teams).

"Permitted Purpose" means considering and evaluating whether to enter into the Facility.

"Syndication" means the primary syndication of the Facility.

["Takeover Code" means The City Code on Takeovers and Mergers.]

["Takeover Panel" means the Panel on Takeovers and Mergers.]

["Target" means [ • ].]

["Target Group" means the Target and its subsidiaries (as such term is defined in the Companies Act 2006).]

Please acknowledge your agreement to the above by signing and returning the enclosed copy.

Yours faithfully

___________________________
For and on behalf of
Standard Chartered Bank

To:	Standard Chartered Bank
The Company and each other member of the Group

We acknowledge and agree to the above:

___________________________
For and on behalf of
[Potential Lender]

SCHEDULE 10

Timetables

	Loans in US$	Loans in CA$

Delivery of a duly completed Utilisation Request (Clause 5.1 (Delivery of a Utilisation Request)	U-3 10:00 (in London, England)	U-4 10:00 (in London, England)

Facility Agent determines (in relation to a Utilisation) the Base Currency Amount of the Loan if required under Clause 5.4 (Lenders' participation)	N/A	U-3

Facility Agent notifies the Lenders of the Loan in accordance with Clause 5.4 (Lenders' participation).	Promptly	U-3

Facility Agent receives a notification from a Lender under Clause 6.2 (Unavailability of a currency)	N/A	U-3

LIBOR/Cost of Funds is fixed	Quotation Day 11:00 (in London, England)	Quotation Day 11:00 (in London, England)

"U" = date of Utilisation

"U-X" = X Business Days prior to date of utilisation

SCHEDULE 11

Form of Kinross Consent

CONSENT AND AGREEMENT

THIS CONSENT AND AGREEMENT (this “Agreement”) dated as of this _____ day of June, 2010 is between KINROSS GOLD CORPORATION, a corporation amalgamated under the laws of the Province of Ontario (“Kinross”), HARRY WINSTON DIAMOND CORPORATION, a corporation continued under the laws of Canada (“HWDC”), HARRY WINSTON DIAMOND MINES LTD., a corporation incorporated under the laws of the Northwest Territories (“HWDM” and, together with HWDC, the “Borrowers”), 6355137 CANADA INC., a corporation incorporated under the laws of Canada (“Canada Inc.” and, together with the Borrowers, the “Obligors”) and STANDARD CHARTERED BANK (“SCB”), as agent for itself and certain other financial institutions (the “Lenders”) from time to time party to that certain facility agreement to be entered into between the Obligors, SCB and certain financial institutions to be listed therein, including, on accession SCB as hedging counterparty (as amended, supplemented, restated or modified from time to time, the “Facility Agreement”).

WHEREAS, Kinross and HWDC are party to a subscription agreement made as of the 19th day of March, 2009 (the “Subscription Agreement”) pursuant to which Kinross subscribed for, inter alia, common shares in the capital of HWDC, special voting shares in the capital of HWDM and partnership units in Harry Winston Diamond Limited Partnership (“HWDLP”);

AND WHEREAS, Kinross, HWDC and HWDM are party to a shareholders agreement made March 31, 2009 (the “Shareholders Agreement”) recording their agreement, inter alia, as to the manner in which HWDM’s affairs shall be conducted;

AND WHEREAS, HWDM, Canada Inc. and Kinross are party to an amended limited partnership agreement with respect to HWDLP made and entered into as of March 31, 2009 (the “Partnership Agreement” and, together with the Subscription Agreement and the Shareholders Agreement, the “Kinross Documents”) recording their agreement, inter alia, as to the manner in which HWDLP’s affairs shall be conducted;

AND WHEREAS, HWDC, HWDM and Canada Inc.’s desire to enter into the Facility Agreement with SCB and the Lenders pursuant to which, inter alia, the Lenders will agree to extend commitments to make loans and other financial accommodations (including SCB providing hedging facilities) to and for the benefit of the Borrowers and each of the Obligors will guarantee the obligations of the Borrowers;

AND WHEREAS, as collateral security for their obligations under the Facility Agreement and related documents, including hedging facilities provided by SCB (collectively the “Finance Documents”), HWDC, HWDM and Canada Inc. have agreed to enter into certain security agreements with SCB, as agent for itself and the Lenders (including SCB in its capacity as hedging counterparty) as follows: (i) HWDC has agreed to grant SCB a first priority security interest in the shares in the capital of HWDM, and all warrants, options and other rights to acquire such shares, which HWDC now owns or may hereafter acquire; (ii) HWDM has agreed to grant SCB a first priority security interest in all of its present and after-acquired property; (iii) HWDM has agreed to grant SCB a first priority security interest in its Partnership Units and the GP Interest (each as defined below) now owned or hereafter acquired; (iv) Canada Inc. has agreed to grant SCB a first priority security interest in its Partnership Units now owned or hereafter acquired; and (v) Canada Inc. has agreed to grant SCB a first priority security interest in all of its current and after-acquired property (collectively, the “Security”);

AND WHEREAS, as a result of the interest held by Kinross in the Borrowers, Kinross will be deriving a benefit from extension by the Lenders of loans and other financial accommodations to and for the benefit of the Borrowers;

AND WHEREAS, the Kinross Documents require HWDC, HWDM and Canada Inc. to obtain the consent of Kinross to them entering into the Finance Documents and to the granting of the Security;

NOW THEREFORE in consideration of the premises and mutual covenants herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereby acknowledge and agree as follows:

1.          Defined Terms. The terms “Acceptable Consideration”, “Default Option”, “Encumbrances”, “Fair Market Value”, “Funding Notice”, “GP Interest”, “HW Partner”, “Income Tax Act”, “Kinross Partner”, “Limited Partner”, “Partner in Default”, “Partnership Units”, “Person”, “Related Entity”, “Third Party”, “Total Interest”, “Transfer” and “Transferee” shall have the respective meanings ascribed thereto in the Partnership Agreement. The term “Special Voting Shares” shall have the meaning ascribed thereto in the Shareholders Agreement. The term “Secured Party” means the party enforcing the security interest granted pursuant to the Security and includes, as the context requires, SCB, any agent or receiver acting for SCB and any receiver or receiver-manager or like officer appointed by order of the court over the assets of an Obligor. The “HW Group” means HWDC and any Related Entity of HWDC, including HWDM and Canada Inc. The “Kinross Group” means Kinross and any Related Entity of Kinross. The “HW Group Interest” means the Total Interest of the HW Group and the GP Interest (to the extent that the GP Interest is held by the HW Group). “Partnership Event of Default” shall have the meaning ascribed to “Event of Default” in the Partnership Agreement. “Partnership Independent Valuator” shall have the meaning ascribed to “Independent Valuator” in the Partnership Agreement.

2.	Consent.

(a)	Kinross hereby consents to the execution and delivery of the Finance Documents and the creation, grant and registration of the Security and the exercise and performance by the Obligors and by SCB, the Lenders and the Secured Party of their respective rights, remedies and obligations under the Finance Documents on the basis set forth in this Agreement and agrees that the execution and delivery of the Finance Documents and the creation, grant and registration of the Security and the exercise and performance by the Obligors and by SCB, the Lenders and the Secured Party of their respective rights, remedies and obligations under the Finance Documents on the basis set forth in this Agreement shall not constitute a breach under or a default of the Kinross Documents. Notwithstanding anything to the contrary contained in the Partnership Agreement or Shareholders Agreement but subject to the Secured Party’s compliance with paragraphs 3, 4, 5, 6 and 7 of this Agreement, Kinross acknowledges and agrees that the Security and any enforcement thereof shall have priority over and shall not be subordinate or subject to the provisions of the Partnership Agreement or the Shareholders Agreement, or give rise to rights thereunder. For greater certainty, the Partnership Agreement or the Shareholders Agreement shall continue to apply to any Transfer or proposed Transfer made or to be made by a member of the HW Group that is not in connection with a Secured Party exercising its rights and remedies under the Finance Documents.

(b)	Kinross shall use reasonable efforts to:

	(i)	notify SCB promptly upon it becoming aware that any HW Partner is a "Partner in Default";

	(ii)	deliver to SCB a copy of:

		(A)	any notice given by Kinross to a HW Partner or the General Partner pursuant to Section 9.2(1)(a) of the Partnership Agreement; and

		(B)	any report (or other document) setting out the Fair Market Value of the Total Interest of the Partner in Default, as determined in accordance with the Partnership Agreement (the “Partnership FMV Report”), provided, however, that, in each case, Kinross shall incur no liability by reason of a failure in good faith to provide such notice or any such Partnership FMV Report.

3.	Permitted Transfer.

	(a)	The Secured Party shall be permitted to Transfer to a Third Party pursuant to the exercise of its rights and remedies under the Finance Documents all or any part of the ROFR Offered Interest (as defined below) provided that:

		(i)	The Secured Party has delivered a Notice of Default (as defined below) to Kinross pursuant to paragraph 6(a) and no Notice of Revocation (as defined below) has been subsequently delivered by the Secured Party to Kinross in respect of the Event of Default (as defined in the Facility Agreement) that is the subject of that Notice of Default;

		(ii)	Subject to paragraph 6(b), the Secured Party has delivered to Kinross the Valuation (as defined below) contemplated by paragraph 6(g);

		(iii)	Subject to paragraph 6(b), Kinross has not delivered a Default Option Notice within the Default Option Exercise Period (as defined below) to the Secured Party pursuant to paragraph 6(g);

		(iv)	The Secured Party has delivered a Notice of Transfer (as defined below) with respect to the ROFR Offered Interest to Kinross pursuant to paragraph 4(a);

		(v)	Kinross has not delivered a ROFR Notice within the ROFR Exercise Period (as defined below) to the Secured Party pursuant to paragraph 4(b);

		(vi)	The Secured Party has complied with paragraph 5;

		(vii)	The Transferee of the Partnership Units has agreed in writing to become a party to and be bound by the terms of the Partnership Agreement as a Limited Partner by executing a form of counterpart and acknowledgment substantially in the form attached as Schedule C to the Partnership Agreement and delivered an original executed version of such form to Kinross;

		(viii)	The Secured Party concurrently Transfers to the Transferee of the Partnership Units for $0.01 per Special Voting Share the same proportion of Special Voting Shares owned by the HW Group as the Partnership Units Transferred to such Transferee is of the HW Group’s Partnership Units immediately prior to the Transfer, rounded up to the nearest whole number;

(ix)	Such Transfer will not be to:

	(A)	a non-resident of Canada for purposes of the Income Tax Act (Canada) (the “Income Tax Act”),

	(B)	a partnership, other than a partnership that is a Canadian partnership as defined in the Income Tax Act,

	(C)	a person or partnership whose interest in HWDLP would be a tax shelter for purposes of subsection 237.1(1) of the Income Tax Act;

	(D)	any person or partnership, if an interest in the person or partnership, as the case may be, is a tax shelter investment for purposes of the Income Tax Act;

	(E)	one or more persons or partnerships, if such Transfer could cause HWDLP to be a SIFT partnership for purposes of the Income Tax Act; or

	(F)	any person or partnership, if, in the opinion of the Secured Party (acting reasonably following consultation with Kinross (acting reasonably)), such Transfer would have a material adverse tax impact on HWDLP or any Kinross Partner at the date of such Transfer as a result of a change of law that is announced on or after the date of this Agreement and is in effect as at the date of such Transfer, provided that if Kinross disagrees (acting reasonably) with the Secured Party’s opinion, the Secured Party and Kinross shall jointly retain independent tax counsel (with costs of the same to be borne by Kinross but reimbursed to Kinross by the Secured Party if it is finally determined that the Secured Party's opinion was incorrect) to make a final determination (such determination to be made within 10 days of delivery of a Notice of Transfer in respect of that particular person or partnership by the Secured Party to Kinross under paragraph 4(a)) as to whether such Transfer would have a material adverse tax impact on HWDLP or any Kinross Partner at the date of such Transfer.

(x)	Such Transfer will not require the qualification for distribution or the registration of, or will not cause HWDLP to be required to qualify or register, the Partnership Units pursuant to any applicable law; and

(xi)	All requirements of applicable law in respect of such Transfer have been satisfied.

(b)	The Secured Party shall be permitted to Transfer the GP Interest (to the extent that the GP Interest is held by the HW Group) to a newly-formed Canadian corporation that is wholly-owned by a Third Party (the “New GP”) pursuant to the exercise of its rights and remedies under the Finance Documents provided that:

	(i)	The Secured Party concurrently transfers to such Third Party and/or its Related Entities at least a majority of the then outstanding Partnership Units in accordance with paragraph 3(a);

	(ii)	The New GP shall issue to the holders of Special Voting Shares (taking into account the Transfer contemplated pursuant to paragraph 3(a)(viii)) for nominal consideration voting securities in the capital of the New GP (each, a “Voting Share”) in the same proportions as the Special Voting Shares are then outstanding, as at the date of the Transfer of the GP Interest to the New GP;

	(iii)	Such Third Party and its Related Entities shall not own any voting securities in the capital of the New GP other than Voting Shares;

	(iv)	The holders of Voting Shares and the New GP shall enter into a shareholders agreement in substantially the form of the Shareholders Agreement and conferring on Kinross rights and obligations that are no less favourable as those conferred on it under the Shareholders Agreement, as the same may be amended, restated or replaced from time to time in accordance with the terms thereof and this Agreement;

	(v)	Such Transfer will not be to:

		(A)	a non-resident of Canada for purposes of the Income Tax Act,

		(B)	a partnership, other than a partnership that is a Canadian partnership as defined in the Income Tax Act,

(C)	a person or partnership whose interest in HWDLP would be a tax shelter for purposes of subsection 237.1(1) of the Income Tax Act;

(D)	any person or partnership, if an interest in the person or partnership, as the case may be, is a tax shelter investment for purposes of the Income Tax Act;

(E)	one or more persons or partnerships, if such Transfer could cause HWDLP to be a SIFT partnership for purposes of the Income Tax Act; or

(F)	any person or partnership, if, in the opinion of the Secured Party (acting reasonably following consultation with Kinross (acting reasonably)), such Transfer would have a material adverse tax impact on HWDLP or any Kinross Partner at the date of such Transfer as a result of a change of law that is announced on or after the date of this Agreement and is in effect as at the date of such Transfer, provided that if Kinross disagrees (acting reasonably) with the Secured Party’s opinion, the Secured Party and Kinross shall jointly retain independent tax counsel (with costs of the same to be borne by Kinross but reimbursed to Kinross by the Secured Party if it is finally determined that the Secured Party's opinion was incorrect) to make a final determination (such determination to be made within 10 days of delivery of a Notice of Transfer in respect of that particular person or partnership by the Secured Party to Kinross under paragraph 4(a)) as to whether such Transfer would have a material adverse tax impact on HWDLP or any Kinross Partner at the date of such Transfer.

(vi)	Such Transfer will not require the qualification for distribution or the registration of, or will not cause HWDLP to be required to qualify or register, the Partnership Units or the GP Interest pursuant to any applicable law; and

(vii)	All requirements of applicable law in respect of such Transfer have been satisfied.

4.	Right of First Refusal.

	(a)	Prior to any Transfer by the Secured Party to a Third Party pursuant to the exercise of its rights and remedies under the Finance Documents or pursuant to applicable law, the Secured Party shall obtain from such Third Party a bona fide offer in writing which offer shall be irrevocable for a period of not less than 30 days from the start of the ROFR Exercise Period and shall give notice of such proposed Transfer (the “Notice of Transfer”), with a copy of the offer in question, to Kinross. The Notice of Transfer shall set out the part (or all) of the HW Group Interest that such Third Party has offered to purchase (the “ROFR Offered Interest”), the closing date of the Transfer (which shall not be earlier than the day immediately following the expiry of the ROFR Exercise Period), the name of the Third Party and the price (the “ROFR Purchase Price”) at which, and the other terms upon which, such ROFR Offered Interest is to be Transferred; provided that:

(i)	the ROFR Purchase Price for the ROFR Offered Interest shall only be satisfied using Acceptable Consideration;

(ii)	the offer for the ROFR Offered Interest shall contain no term or condition which is so unique or unusual as to render it incapable to being matched or performed on a commercially reasonable basis (other than for monetary reasons) by any Person dealing at arm’s length with the Secured Party; and

(iii)	the ROFR Purchase Price shall be net of any consent fee or other charge that would have been payable to any Third Party on the Transfer of the ROFR Offered Interest to any Person other than the Kinross Group.

(b)	Kinross shall have the right, exercisable by notice in writing (the “ROFR Notice”) given to the Secured Party within 30 days of (subject to paragraph (c) below and paragraph 6(b)) the later to occur of: (i) receipt of the Notice of Transfer and (ii) the expiry of the Default Option Exercise Period (such 30 day period, the “ROFR Exercise Period”), to purchase all (but not less than all) of the ROFR Offered Interest for the ROFR Purchase Price. If Kinross does not give such notice within the ROFR Exercise Period, the Secured Party may, subject to paragraphs 3 and 5, Transfer the ROFR Offered Interest to the Third Party within 90 days after the expiry of the ROFR Exercise Period, for a price not less than the ROFR Purchase Price and on other terms no more favourable to such Third Party than those set forth in the Notice of Transfer. If any of the ROFR Offered Interest is not so sold within such 90 day period, the Secured Party shall, before the Transfer of any of such ROFR Offered Interest, be required to offer such ROFR Offered Interest again to Kinross pursuant to this paragraph 4.

(c)	For greater certainty, if, pursuant to paragraph 6(b) below, no Default Option Exercise Period has arisen or will arise then the ROFR Exercise Period will be the 30 day period commencing on the date of receipt of the Notice of Transfer.

5.	Co-Sale Right

(a)	If the Secured Party has given Notice of Transfer pursuant to paragraph 4(a) with respect to the proposed Transfer of the ROFR Offered Interest to a Third Party, and the right of first refusal under paragraph 4 hereof with respect to such ROFR Offered Interest has either not been exercised by Kinross prior to the expiry of the ROFR Exercise Period or has been specifically declined, each of the Kinross Partners shall have the right to Transfer (the “Co-Sale Right”) that portion of the Total Interest determined in accordance with paragraph 5(c) (the “Co-Sale Interest”) held by such Kinross Partners to the Third Party upon the same terms and at the same price as those set forth in the Notice of Transfer (provided, for greater certainty, that the Secured Party shall not be liable for any breach or default on the part of the Third Party) and the Secured Party shall not Transfer any of the ROFR Offered Interest to the Third Party, except upon compliance with this paragraph 5 and provided, for greater certainty, that there has been no breach or default on the part of the Third Party in purchasing the Co-Sale Interest in compliance with this paragraph 5.

(b)	Within the ROFR Exercise Period, each Kinross Partner that desires to Transfer its Co-Sale Interest, which it is entitled to Transfer to the Third Party in accordance with this paragraph 5, shall give written notice to the Secured Party and the Third Party and, upon giving such notice, such Kinross Partners shall be bound to Transfer such portion of the Co-Sale Interest to the Third Party, in accordance with such notice and this paragraph 5.

(c)	Each Kinross Partner who exercises its Co-Sale Right pursuant to paragraph 5(b) shall have the right to Transfer to the Third Party a portion of its Total Interest that is equal to:

	(i)	in the case of the Partnership Units included in such Total Interest, the product obtained by multiplying:

		(A)	the number of Partnership Units owned by such Kinross Partner immediately before the consummation of the Transfer to the Third Party of the ROFR Offered Interest, by

(B)	a fraction, the numerator of which is the aggregate number of Partnership Units included in the ROFR Offered Interest and the denominator of which is the total number of Partnership Units owned by the HW Group (or otherwise held by the Secured Party in connection with the enforcement of its security interest) immediately before the consummation of the Transfer to the Third Party of the ROFR Offered Interest;

(ii)	in the case of the loans included in such Total Interest, the product obtained by multiplying:

	(A)	the aggregate principal amount outstanding of the loans to HWDLP held by such Kinross Partner immediately before the consummation of the Transfer of the ROFR Offered Interest, by

	(B)	a fraction, the numerator of which is the aggregate principal amount of the loans included in the ROFR Offered Interest and the denominator of which is the aggregate principal amount outstanding of the loans to HWDLP owned by the HW Group (or otherwise held by the Secured Party in connection with the enforcement of its security interest) immediately prior to the consummation of the Transfer of the ROFR Offered Interest to the Third Party.

(d)	No Kinross Partner shall be obliged, in connection with any Transfer under this paragraph 5, to provide representations, warranties or indemnities with respect to any matter other than its capacity, and title to its Co-Sale Interest or right to Transfer its Co-Sale Interest and no Kinross Partner shall be liable for more than its pro rata share (based upon the amount of consideration received) of any liability for misrepresentation or indemnity, and such liability shall not exceed the total purchased price received by such Kinross Partner for its Co-Sale Interest.

(e)	If a Kinross Partner fails to give a notice under paragraph 5(b) within the ROFR Exercise Period, then such Kinross Partner shall be deemed to have waived its Co- Sale Right hereunder with respect to the proposed Transfer referred to in the Notice of Transfer.

6.	Default Option.

(a)	Subject to paragraph 6(b) below, prior to any Transfer by the Secured Party to a Third Party pursuant to the exercise of its rights and remedies under the Finance Documents and applicable law, the Secured Party shall have given notice pursuant to this paragraph 6(a) and Kinross shall have been afforded the opportunity of exercising its rights under paragraph 6(g). The Secured Party may, at any time that an Event of Default has occurred and is continuing under, and as defined in, the Facility Agreement, deliver to Kinross notice of such Event of Default (a “Notice of Default”), together with a certificate signed by a representative of the Secured Party certifying that an Event of Default has occurred and is continuing under, and as defined in, the Facility Agreement. If the Secured Party has delivered to Kinross a Notice of Default, then the Secured Party shall promptly deliver to Kinross notice if such Event of Default is no longer continuing (a “Notice of Revocation”).

(b)	Upon receipt of a Notice of Default and unless and until a Notice of Revocation is given, no Kinross Partner shall have the right to exercise its Default Option pursuant to Section 9.2(1)(a) of the Partnership Agreement (and for greater certainty, no obligation for the General Partner to appoint the Partnership Independent Valuator shall arise), provided that if a Kinross Partner has issued a notice pursuant to Section 9.2(1)(a) of the Partnership Agreement exercising its Default Option prior to the Notice of Default being delivered to Kinross and the Partnership Independent Valuator has been appointed, and such notice has not expired or been revoked by Kinross, then:

	(i)	Kinross shall promptly notify the Secured Party to that effect upon receipt of the Notice of Default (if it has not already done so pursuant to paragraph 2(b) above);

	(ii)	subject to paragraph 6(b)(v) below, that Notice of Default shall have no force or effect in relation to any Kinross Partner, and as a result no Transfer to a Third Party of either the ROFR Offered Interest or the GP Interest pursuant to paragraphs 3(a) or 3(b) may take place while the Partnership Independent Valuator is carrying out its valuation or during the related LPA Determination Period or, to the extent it arises, the LPA Transfer Period (each as defined below);

	(iii)	such Kinross Partner shall be entitled to complete the contemplated Transfer pursuant to Article 9 of the Partnership Agreement, provided that the Kinross Partner, notwithstanding Section 9.2(1)(a)(i) of the Partnership Agreement, shall have:

(A)	either:

	(I)	a period of 30 days commencing on the date of delivery of the applicable Partnership FMV Report, or

	(II)	if when the Notice of Default is delivered by the Secured Party,

the Partnership FMV report has already been delivered, a period commencing on the date of receipt of the Notice of Default and ending on the earlier of (x) the day falling 30 days after the date of receipt by the Kinross Partner of the Notice of Default and (y) the last day of the 180 day period referred to in Section 9.2(1)(a)(i) of the Partnership Agreement,

(that period being the "LPA Determination Period")

to determine whether it wishes to exercise its Default Option in respect of the whole of the Total Interest of the HW Partners and to give written notice of its decision in such 30 day period (the "Partnership Default Option Notice") to the HW Partners and the Secured Party, after which period each Kinross Partner shall cease to have the right to exercise the Default Option; and

(B)	if it has decided to exercise the Default Option and has given the Partnership Default Option Notice (confirming that it wishes to exercise the Default Option) within the LPA Determination Period, a further period of 30 days commencing on the date of the Partnership Default Option Notice to complete the Transfer of the same (the "LPA Transfer Period") after which period any purported Transfer pursuant to Section 9.3 of the Partnership Agreement shall not be effective in respect of such Default Option;

(iv)	the remaining provisions of this paragraph 6 (including for greater certainty the obligation to appoint the Independent Valuator in paragraph 6(c) and the rights of any Kinross Partner in paragraph 6(g)) shall cease to be applicable in respect of either the exercise of the Default Option or the Notice of Default (if subsequently in effect pursuant to paragraph 6(b)(v) below); for greater certainty, this shall be the case even in the event that that any Kinross Partner subsequently either notifies the Secured Party that it has decided not to proceed with the exercise of its rights under Section 9.2(1)(a) of the Partnership Agreement, or fails to complete the Transfer in the applicable LPA Transfer Period pursuant to the exercise of such rights;

(v)	in the event that the Kinross Partner in question subsequently either notifies the Secured Party that it has decided not to proceed with the exercise of its rights under Section 9.2(1)(a) of the Partnership Agreement, or fails to complete the Transfer pursuant to the exercise of such rights in the applicable LPA Transfer Period, the Secured Party may proceed with any sale of the ROFR Offered Interest and the GP Interest pursuant to the remaining provisions of Sections 3(a) and/or 3(b), but without any further requirement to comply with the provisions of this paragraph 6. Kinross shall provide prompt written notification to the Secured Party of any such determination by a Kinross Partner that it does not wish to proceed any further with the exercise of its rights under Section 9.2(1)(a) of the Partnership Agreement.

(c)	Subject to paragraph (b) above, promptly after a Notice of Default has been given and provided that a Notice of Revocation has not been given, the Secured Party shall appoint as an independent valuator, an investment bank, accounting firm or other firm with recognized business valuation credentials that is independent of the parties and which has experience in valuing mining businesses (the “Independent Valuator”) acceptable to Kinross (which acceptance shall not be unreasonably withheld, conditioned or delayed). Any Independent Valuator appointed pursuant to this paragraph 6(c) shall be required, as a condition of its retention, to provide the Secured Party and Kinross with its determination of Fair Market Value of the HW Group Interest within 45 days following its appointment. The Secured Party shall deliver to Kinross, promptly upon receipt by the Secured Party, the report of the Independent Valuator prepared pursuant to this paragraph 6(c). If the report of the Independent Valuator specifies a range of values in its determination of Fair Market Value of the HW Group Interest, then the Fair Market Value of the HW Group Interest shall be the midpoint of the range of such values.

(d)	The Secured Party, Kinross, its Related Entities and HWDLP shall in all respects co- operate with the Independent Valuator in its determination of Fair Market Value of the HW Group Interest. Such co-operation shall include access to the books and records of HWDLP. The determination of Fair Market Value by the Independent Valuator shall be, for purposes of this Agreement, final, conclusive and binding.

(e)	All fees, disbursements and other costs and expenses associated with the determination of Fair Market Value of the HW Group Interest by the Independent Valuator in accordance with the provisions hereof shall be borne by the Secured Party.

(f)	If the Independent Valuator shall have provided a report determining the Fair Market Value for purposes of this Agreement or the Partnership Agreement as at a date which is within six months of the subsequent date for determination of the Fair Market Value of the HW Group Interest, provided that such report may be disclosed, on a reliance basis, to the Secured Party, such report shall be deemed to be the report required to be delivered pursuant to paragraph 6(c) and the Fair Market Value of the HW Group Interest for the purposes of this Agreement shall be deemed to be the Fair Market Value of the HW Group Interest previously determined in such report.

(g)	Unless a Notice of Revocation has been given, or, if a Notice of Revocation has been given but a Partnership Event of Default has occurred and is continuing, Kinross shall have the right to elect, by notice in writing (the “Default Option Notice”) given to the Secured Party within 30 days of delivery by the Secured Party to Kinross pursuant to paragraph 6(c) of the report of the Independent Valuator establishing Fair Market Value of the HW Group Interest (the “Valuation” and such 30 day period, the “Default Option Exercise Period”), to purchase all, but not less than all, of the HW Group Interest for 80% of the Fair Market Value (the “Default Option Purchase Price”).

7.	Closing Procedures.

	(a)	Upon the giving of a ROFR Notice or Default Option Notice by Kinross to the Secured Party pursuant to paragraph 4(b) or paragraph 6(g), as applicable, there shall be a binding agreement for purchase and sale between Kinross and the Secured Party pursuant to which Kinross agrees to purchase, and the Secured Party agrees to sell, the ROFR Offered Interest, in the case of a ROFR Notice, or the HW Group Interest, in the case of a Default Option Notice, for the ROFR Purchase Price, in the case of a ROFR Notice, or the Default Option Purchase Price, in the case of a Default Option Notice. Such purchase shall close at the offices of Stikeman Elliott LLP in Toronto, Ontario on the 30th calendar day following the date of the receipt by the Secured Party of the applicable notice given by Kinross, or, if such day is not a Business Day, on the following Business Day. For the purposes of this Agreement, "Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in London, England and Toronto, Ontario.

(b)	Upon the closing of the Transfer by the Secured Party to Kinross pursuant to paragraph 7(a), above:

	(i)	the Secured Party shall deliver to Kinross: (A) executed conveyance documents with respect to the ROFR Offered Interest, in the case of a Transfer pursuant to paragraph 4, or the Total Interest and the GP Interest, in the case of a Transfer pursuant to paragraph 6, together with the certificate(s) representing the Partnership Units included in the ROFR Offered Interest or the Total Interest, as the case may be; and (B) a certificate executed by the Secured Party addressed to Kinross certifying that the Secured Party: (1) has the full right, power and authority to enter into such conveyance documents and to perform its obligations thereunder, and (2) has not done any act to dispose of, sell, assign, or encumber any of the ROFR Offered Interest, in the case of a Transfer pursuant to paragraph 4, or the Total Interest and the GP Interest, in the case of a Transfer pursuant to paragraph 6; and

	(ii)	Kinross shall deliver to the Secured Party, or as the Secured Party may direct, certified cheques or immediately available funds by wire transfer to an account or accounts specified in writing by the Secured Party in full payment of the ROFR Purchase Price or the Default Option Purchase Price, as applicable.

8.	Representations. Kinross makes the representations and warranties set out below to SCB on the date of this Agreement:

(a)	It is a corporation, duly incorporated and validly existing under the law of the Province of Ontario.

(b)	It has the corporate power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, this Agreement and the transactions contemplated by this Agreement.

Any assignee or transferee of Kinross that accedes to this Agreement in accordance with paragraph 16 below shall be deemed to repeat the representations and warranties set out above on the date of the written agreement referred to in paragraph 16.

9.          No Assumption. SCB, the Lenders and the Secured Party shall not be considered a party to the Kinross Documents as a result of the exercise of any of its rights under the Finance Documents or the taking or enforcement of the Security unless they become the registered or beneficial holder of any of the HW Group Interests.

10.          Notices. Any notice, document or written communication to be given or delivered pursuant to or in connection with this Agreement shall be in writing and shall be given by delivering the same personally or by prepaid courier or prepaid registered mail, addressed to the party to be notified at the address of such party set out opposite the party’s name below or at such other address of which such party has given notice to the other parties:

(a)	if to SCB or the Secured Party:	(b)	if to Kinross:
	5th Floor, 1 Basinghall Avenue		25 York Street, 17th Floor
	London EC2V 5DD, UK		Toronto, ON M5J 2V5
	Attention: Paul Thompson/		Attention: Corporate Secretary
Charles Mildred

Any such notice, document or written communication shall be deemed to have been received when delivered personally, on the Business Day following the date in which it was sent by courier or on the fifth Business Day following the day sent by prepaid registered mail.

11.          No Partnership. Nothing herein contained shall be construed as creating between the parties a partnership, joint venture or other joint association.

12.          Amendment. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated except by instrument in writing, signed by the parties or by the party against whom enforcement of the change, waiver, discharge or termination is sought. No consent of the Obligors or HWDLP shall be necessary to any amendment to the terms hereof.

13.          Severability. Any provision of this Agreement which is invalid or unenforceable under the laws of any jurisdiction in which this Agreement is sought to be enforced shall, as to such jurisdiction and to the extent such provision is invalid or unenforceable, be deemed severable and shall not affect any other provision of this Agreement.

14.           Interpretation. The division of this Agreement into sections and subsections and the insertion of headings exist only for convenience and shall not affect the construction or interpretation hereof. Words importing the singular number only include the plural and vice versa. When a reference in this Agreement is made to a “party” or “parties”, such reference shall be to a party or parties to this Agreement unless otherwise indicated.

15.           Waiver. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated except by instrument in writing, signed by the party against whom enforcement of the change, waiver, discharge or termination is sought.

16.           Successors and Assigns. This Agreement shall enure and accrue to the benefit of and shall be binding upon the parties and their respective successors and assigns and every reference herein to a party shall extend to such successors and assigns as if specifically named therein; Kinross agrees that if it wishes to assign or transfer any of its interests in the Borrowers or HWDLP, it shall first deliver to SCB a written agreement by the proposed assignee or transferee in favour of SCB, pursuant to which that proposed assignee or transferee agrees to be bound by the provisions hereof to the same extent as Kinross.

17.           Entire Agreement. This Agreement supersedes all prior agreements and understandings relating to the subject matter hereof.

18.           Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

19.           Jurisdiction. The parties submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario. To the extent permitted by law, the parties irrevocably waive any objection (including any claim of inconvenient forum) that each may now or hereafter have to the venue of any legal proceeding arising out of or relating to this Agreement in courts of such province.

20.           Counterparts. This Agreement may be executed in any number of counterparts, by original or facsimile signature, each of which when so executed shall be deemed to be an original and all of such counterparts taken together shall be deemed to constitute one and the same agreement.

21.           Termination. This Agreement shall terminate upon the earliest to occur of (i) written confirmation by SCB of irrevocable repayment and performance in full of all indebtedness, liabilities and obligations of every kind, nature and description (whether direct or indirect, joint or several, absolute or contingent, matured or unmatured) of the Obligors or any of them under the Finance Documents; and (ii) a transfer by Kinross of all of its interest in HWDLP and HWDM to the HW Group.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date and year first written above.

KINROSS GOLD CORPORATION
By:
Name:
Title:

STANDARD CHARTERED BANK
By:
Name:
Title:

HARRY WINSTON DIAMOND CORPORATION
By:
Name:
Title:

HARRY WINSTON DIAMOND MINES LTD.
By:
Name:
Title:

6355137 CANADA INC.
By:
Name:
Title:

SCHEDULE 12

Loans from Obligors to non-Obligor members of the Restricted Group

No.	Name (all loans are from	USD$ (or	Description
	HWDC)	USD$
equivalent)
2701	ADVANCES TO ABEREX	[REDACTED]	Historical balance

2702	ADVANCES TO MARKET'G SARL	[REDACTED]	[REDACTED] for HW International Bonds and [REDACTED] for payment to Davy Lapa

2705	ADVANCES TO ATS	[REDACTED]	Leasehold improvements and working capital

2707	ADVANCES TO ABER FIFTH AVE	[REDACTED]	A few historical capital contribution to HWI done with loans through AFAC, plus minor cross charges

2708	ADVANCES TO AFI	[REDACTED]	Historical balance

2747	ADVANCES TO Building Services	[REDACTED]	Leasehold improvements and working capital

2767	LOAN DUE TO ATS (CAD)	[REDACTED]	Working capital

2768	LOAN DUE TO ATS (USD)	[REDACTED]	Working capital
[REDACTED]

SCHEDULE 13

Form of Hedging Accession Letter

To:	[Insert full name of current Security Agent] for itself and each of the other parties to the
Facility Agreement referred to below.
To:	[Insert full name of current Facility Agent] as Facility Agent.
From:	[The Name of the Hedging Counterparty]

THIS UNDERTAKING is made on [date] by Standard Chartered Bank plc (the "Acceding Hedging Counterparty") in relation to the agreement (the "Facility Agreement") dated [ ] between, among others, Harry Winston Diamond Corporation, Harry Winston Diamond Mines Ltd. [INSERT NAME OF SECURITY AGENT] as security agent, [INSERT NAME OF FACILITY AGENT] as facility agent, the other Finance Parties and the other Obligors (each as defined in the Facility Agreement). Terms defined in the Facility Agreement shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

In consideration of the Acceding Hedging Counterparty being accepted as the Hedging Counterparty for the purposes of the Facility Agreement, the Acceding Hedging Counterparty confirms that, as from [DATE], it intends to be party to the Facility Agreement as the Hedging Counterparty and undertakes to perform all the obligations expressed in the Facility Agreement to be assumed by the Hedging Counterparty and agrees that it shall be bound by all the provisions of the Facility Agreement, as if it had been an original party to the Facility Agreement.

This Undertaking and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS UNDERTAKING has been entered into on the date stated above.

Acceding Hedging Counterparty

Standard Chartered Bank plc

By:
Address:
Fax:

Accepted by the Security Agent	Accepted by the Facility Agent

for and on behalf of	for and on behalf of
[Insert full name of current Security Agent]	[Insert full name of Senior Agent]
Date:	Date:

SIGNATORIES

THE OBLIGORS
Harry Winston Diamond Corporation

Executed by	)
HARRY WINSTON DIAMOND	)	ALAN MAYNE
CORPORATION, a corporation	)
incorporated under the laws of Canada by	)
Alan Mayne a person who, in accordance	)	Print name: Alan Mayne
with the laws of that territory, is acting under	)	(Authorised Signatory)
the authority of that corporation in the	)
presence of:	)

BETH BANDLER

Witness signature:	________________________________
Witness name:	Beth Bandler
Witness address:	Harry Winston Diamond Corporation
[REDACTED]

Notice Details:

Address: PO Box 4569, Station A, Toronto, ON M5W 4T9 (mail); and [REDACTED] (courier)
Fax No: 416-962-2230
Attention: Chief Financial Officer

Harry Winston Diamond Mines Ltd.

Executed by	)	ALAN MAYNE
HARRY WINSTON DIAMOND MINES	)
LTD., a corporation incorporated under the	)
laws of Northwest Territories by Alan Mayne	)
a person who, in accordance with the laws of	)	Print name: Alan Mayne
that territory, is acting under the authority of	)	(Authorised Signatory)
that corporation in the presence of:	)
BETH BANDLER

Witness signature:
Witness name:	Beth Bandler
Witness address:	Harry Winston Diamond Corporation
[REDACTED]

Notice Details:

Address: PO Box 4569, Station A, Toronto, ON M5W 4T9 (mail); and [REDACTED] (courier)

Fax No: 416-962-2230

Attention: Chief Financial Officer

6355137 Canada Inc.

Executed by	)
6355137 CANADA INC., a corporation	)	ALAN MAYNE
incorporated under the laws of Canada by	)
Alan Mayne a person who, in accordance	)
with the laws of that territory, is acting under	)	Print name: Alan Mayne
the authority of that corporation in the	)	(Authorised Signatory)
presence of:	)
BETH BANDLER

Witness signature:	________________________________
Witness name:	Beth Bandler
Witness address:	Harry Winston Diamond Corporation
[REDACTED]

Notice Details:

Address: PO Box 4569, Station A, Toronto, ON M5W 4T9 (mail); and [REDACTED] (courier)

Fax No: 416-962-2230

Attention: Chief Financial Officer

THE ARRANGER

Standard Chartered Bank

EXECUTED by:	RAYMOND SMEDY
By:

EXECUTED by:	JONATHAN HUBBARD
By:
Notice Details:
Address: 1 Basinghall Avenue, London EC2V 5DD, UK
Fax No: +44 (0)20 7885 9438
Attention: Ray Smedy

158

THE ORIGINAL LENDERS

Standard Chartered Bank

EXECUTED by:	RAYMOND SMEDY
By:

EXECUTED by:	JONATHAN HUBBARD
By:

Notice Details:
Address: 1 Basinghall Avenue, London EC2V 5DD, UK
Fax No: +44 (0)20 7885 9438
Attention: Ray Smedy

THE FACILITY AGENT

Standard Chartered Bank

EXECUTED by:	CHARLES MILDRED
By:

EXECUTED by:	________________________________
By:

Notice Details:
Address:	5th Floor, 1 Basinghall Avenue, London EC2V 5DD, UK
Fax No:	+44 (0)20 7885 1974/6460
Attention:	Aimee Flynn/Michelle Goodridge

THE SECURITY AGENT

Standard Chartered Bank

EXECUTED by:	CHARLES MILDRED
By:

EXECUTED by:	________________________________
By:

Notice Details:

Address:	5th Floor, 1 Basinghall Avenue, London EC2V 5DD, UK
Fax No:	+44 (0)20 7885 1974/6460
Attention:	Paul Thompson/Charles Mildred

EXECUTION

The Obligors

Executed as a deed by	)	ALAN MAYNE
HARRY WINSTON DIAMOND	)	______________________________
MINES LTD.	)	Officer
acting by one director	)
in the presence of:	)

WENDY KEI
______________________________
Witness

WENDY KEI
Witness Name
[REDACTED]
Witness Address

Executed as a deed by	)	ALAN MAYNE
HARRY WINSTON DIAMOND	)	______________________________
CORPORATION	)	Officer
acting by one director	)
in the presence of:	)

WENDY KEI
______________________________
Witness

WENDY KEI
Witness Name

[REDACTED]
Witness Address

7

Executed as a deed by	)	ALAN MAYNE
6355137 CANADA INC.	)	______________________________
acting by one director	)	Officer
in the presence of:	)

WENDY KEI
______________________________
Witness

WENDY KEI
Witness Name
[REDACTED]
Witness Address

The Facility Agent

Executed as a deed by	)	CHARLES MILDRED
STANDARD CHARTERED BANK	)	______________________________
acting by its authorised signatory	)	Authorised Signatory
in the presence of:	)

JONATHAN HUBBARD
Witness

JONATHAN HUBBARD
Witness Name

1 BASINGHALL AVENUE
LONDON
EC2V 5DD
Witness Address

8